Exhibit 99.50

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States except in transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

PROSPECTUS

Initial Public Offering	November 22, 2019

URANIUM ROYALTY CORP.

$30,000,000 (maximum)

(20,000,000 Units)

$20,010,000 (minimum)

(13,340,000 Units)

1,733,334 Special Warrant Units on the automatic exercise of the 1,733,334 Qualifying Special Warrants

This Prospectus is being filed by Uranium Royalty Corp. (“URC” or the “Company”) to qualify the initial public offering of a minimum of 13,340,000 Units of the Company at a price of $1.50 per Unit (the “Offering Price”) for minimum gross proceeds of $20,010,000 (the “Minimum Offering”), and up to a maximum of 20,000,000 Units at the Offering Price, for maximum gross proceeds of up to $30,000,000 (the “Maximum Offering”), in either case, assuming no exercise of the Over-Allotment Option. Each Unit is comprised of one Unit Share and one Unit Warrant. Each Unit Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $2.00 per share (the “Warrant Exercise Price”) at any time until the Expiry Date. See “Description of Securities”.

The Offering is being made on a commercially reasonable efforts basis pursuant to the terms of the Agency Agreement between the Company and Haywood Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc., acting as joint bookrunners and as co-lead agents (collectively, the “Co-Lead Agents”) and Sprott Capital Partners LP and Canaccord Genuity Corp. (collectively with the Co-Lead Agents, the “Canadian Agents”), and H. C. Wainwright & Co., LLC (“H.C. Wainwright” and, together with the Canadian Agents, the “Agents”), as special U.S. agent. H.C. Wainwright is not registered as a dealer in any Canadian jurisdiction and accordingly, will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. The Offering Price was determined by negotiation between the Company and the Co-Lead Agents, in the context of the market. See “Plan of Distribution”.

Offering Price: $1.50 per Unit

	Price to the public	Agents’ Fee(1)	Net proceeds to the Company(2)
Per Unit	$1.50	$0.09	$1.41
Minimum Offering(3)(4)	$20,010,000	$1,200,600	$18,809,400
Maximum Offering(3)(5)	$30,000,000	$1,800,000	$28,200,000

______________

Notes:

(1)	Pursuant to the terms of the Agency Agreement, the Company has agreed to pay the Agents’ Fee to the Agents, being an amount equal to 6.0% of the gross proceeds received by the Company under the Offering, subject to a reduced fee of 2.0% for Units sold by the Agents to certain purchasers designated by the Company (the “President’s List”). Pursuant to the Agency Agreement, no fee is payable for Units (with a maximum aggregate Offering Price of up to $6 million) sold to Insiders. The Company has also agreed to reimburse the Agents’ reasonable legal fees and other expenses incurred by the Agents with respect to the Offering. See “Plan of Distribution”.
(2)	After deduction of the Agents’ Fee, assuming no Units are purchased under the President’s List or by Insiders, but before the deduction of the Offering Expenses, estimated at $540,000. See “Use of Proceeds” and “Plan of Distribution”.
(3)	The Company has granted the Agents the Over-Allotment Option, exercisable in whole or in part any time until 30 days following the Closing Date, to purchase up to an additional 5% of the number of Units sold under the Offering. The Over-Allotment Option may be exercised by the Agents to acquire: (a) Over-Allotment Units at the Offering Price; (b) Over-Allotment Unit Shares at a price of $1.25 per Over-Allotment Unit Share; (c) Over-Allotment Unit Warrants at a price of $0.25 per Over-Allotment Unit Warrant; or (d) any combination of Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Unit Warrants, so long as the number of Over-Allotment Unit Shares and the number of Over-Allotment Unit Warrants which may be issued under the Over-Allotment Option does not, in either case, exceed the number equal to 5% of the Units sold under the Offering. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units issuable upon exercise thereof. Unless the context requires otherwise, all references to the Units, Unit Shares and Unit Warrants in this Prospectus shall include the Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Unit Warrants, respectively. A purchaser who acquires Over-Allotment Units, Over-Allotment Unit Shares or Over-Allotment Unit Warrants acquires such securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

(4)	If the Minimum Offering is completed, the Agents exercise the Over-Allotment Option in full and assuming no Units are purchased under the President’s List or by Insiders, an aggregate of 14,007,000 Units will be issued and the total price to the public, the Agents’ Fee and the net proceeds available to the Company (after deducting the Agents’ Fee but before the deduction of the Offering Expenses) will be $21,010,500, $1,260,630 and $19,749,870, respectively.
(5)	If the Maximum Offering is completed, the Agents exercise the Over-Allotment Option in full and assuming no Units are purchased under the President’s List or by Insiders, an aggregate of 21,000,000 Units will be issued and the total price to the public, the Agents’ Fee and the net proceeds available to the Company (after deducting the Agents’ Fee but before the deduction of the Offering Expenses) will be $31,500,000, $1,890,000 and $29,610,000 respectively.

This Prospectus also qualifies the distribution of 1,733,334 Special Warrant Units issuable for no additional consideration upon the automatic exercise of the Qualifying Special Warrants. The Qualifying Special Warrants were issued pursuant to non-brokered private placements at a price of $1.50 per Qualifying Special Warrant for gross proceeds of $2,600,001. The Company will not receive any additional proceeds upon the automatic exercise of the Qualifying Special Warrants. No commission or fee was paid by the Company (to any of the Agents or otherwise) with respect to the issue of the Qualifying Special Warrants and no commission or fee will be payable by the Company (to any of the Agents or otherwise) in connection with the issuance of the Special Warrant Units. See “Description of Securities – Outstanding Securities – Special Warrants.”

The Special Warrants, the Special Warrant Unit Shares and the Special Warrant Unit Warrants are not available for purchase pursuant to this Prospectus and no additional funds are to be received by the Company from the distribution of any securities upon the exercise or automatic exercise of any Special Warrants.

The TSX Venture Exchange (the “Exchange”) has conditionally approved the listing of the Common Shares, including the Unit Shares, the Special Warrant Unit Shares and the Common Shares issuable on exercise of the Warrants, and the listing of the Warrants on the Exchange. The listing will be subject to the Company fulfilling all of the initial listing requirements and conditions of the Exchange. See “Plan of Distribution”.

There is no market through which the securities offered hereunder may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. An investment in the securities of the Company is speculative and subject to a number of risks that should be considered by a prospective investor. See “Risk Factors”.

As at the date of this Prospectus, the Company does not have any of its securities listed or quoted, has not applied to list or quote any of its securities, and does not intend to list or quote any of its securities, on the Toronto Stock Exchange, Aequitas NEO Exchange, a U.S. marketplace, or a marketplace outside Canada and the United States of America (other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc).

In connection with the Offering, the Agents have been granted the Over-Allotment Option and may, in accordance with and subject to applicable laws, over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. After the Agents have made reasonable efforts to sell the Units at the price stated above, the Agents may offer the Units at a price lower than such price. Any such reduction will not affect the proceeds to be received by the Company. See “Plan of Distribution”.

The table below sets out the aggregate number of Units that may be sold by the Company to the Agents pursuant to the Over-Allotment Option.

Agents’ position	Maximum number of securities available(1)	Exercise period	Exercise price
Over-Allotment Option	Up to 1,000,000 Over-Allotment Units, Over-Allotment Unit Shares and/or Over-Allotment Unit Warrants	Up to 30 days following the Closing Date	$1.50 per Over-Allotment Unit. $1.25 per Over-Allotment Unit Share and $0.25 per Over-Allotment Unit Warrant

______________

Note:

(1)	Assumes completion of the Maximum Offering.

ii

Neither the Company nor any of the Agents are making an offer to sell or seeking offers to buy Units in any jurisdiction where the offer or sale is not permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Units in any jurisdiction where it is unlawful to do so. H.C. Wainwright is not registered as a dealer in any Canadian jurisdiction and accordingly, will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. See “Plan of Distribution”.

Subscriptions will be received, subject to rejection or allotment, in whole or in part, and the Agents reserve the right to close the subscription books at any time without notice. It is expected that the closing of the Offering (the “Closing”) will occur on or around December 3, 2019, or such later date as the Company and the Co-Lead Agents may agree (the “Closing Date”).

If the Minimum Offering has not closed on or before 90 days from the issuance of a receipt for this Prospectus, or if a receipt has been issued for an amendment to this Prospectus, within 90 days of the issuance of such receipt and in any event not later than 180 days from the date of receipt for this Prospectus, the Offering will cease. The Agents, pending closing of the Offering, will hold in trust all subscription funds received pursuant to the provisions of the Agency Agreement. If the Offering is not completed, the subscription proceeds received by the Agents in connection with the Offering will be returned to the subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agents. See “Plan of Distribution”.

Except in certain limited circumstances, no certificates representing Unit Shares or the Unit Warrants will be issued to purchasers of the Units. Instead, on the Closing Date or the Over-Allotment Closing Date, as applicable, the purchasers of Units will have their securities registered in the name of CDS or its nominee and electronically deposited through the non-certificated inventory system of CDS. Purchasers of the Units will receive only a customer confirmation from the applicable Agent or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Units is acquired. See “Plan of Distribution”.

Each of Scott Melbye, the Chief Executive Officer, President and a director of the Company, Lady Barbara Judge CBE, a director of the Company, and Vina Patel, a director of the Company, resides outside of Canada. Mr. Melbye, Lady Judge CBE and Ms. Patel have appointed Sangra Moller LLP, 1000 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against Mr. Melbye, Lady Judge CBE or Ms. Patel, or any other person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person has appointed an agent for service of process.

A prospective purchaser should rely only on the information contained in this Prospectus and is not entitled to rely on parts of the information contained in this Prospectus to the exclusion of others. Neither the Company nor any of the Agents has authorized any other person to provide prospective purchasers with additional or different information. If anyone provides prospective purchasers with additional, different or inconsistent information, including information or statements in media articles about the Company, prospective purchasers should not rely on it. Prospective purchasers should assume that the information appearing in this Prospectus is accurate only as at its date, or where information is stated to be as of a date other than the date of this Prospectus, such other applicable date, regardless of its time of delivery or of any sale of the Securities. The Company’s business, financial conditions, results of operations and prospects may have changed since that date.

AN INVESTMENT IN THE SECURITIES OF THE COMPANY SHOULD BE CONSIDERED HIGHLY SPECULATIVE AND INVOLVES A SIGNIFICANT DEGREE OF RISK AND UNCERTAINTY DUE TO THE NATURE OF THE COMPANY’S BUSINESS, ITS LIMITED OPERATING HISTORY AND ITS FORMATIVE STAGE OF DEVELOPMENT. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED UNDER “RISK FACTORS” BEFORE PURCHASING THE OFFERED SECURITIES.

An affiliate of BMO Nesbitt Burns Inc., a Co-Lead Agent, is the Lender under the BMO Margin Loan Agreement. The Company intends to repay the BMO Credit Facility utilizing a portion of the net proceeds of the Offering. In addition, affiliates of Sprott Capital Partners LP, an Agent, were lenders under the Company’s Sprott Credit Agreement and an affiliate of Sprott Capital Partners LP is entitled to receive Incentive Units in connection with the completion of the Offering. Consequently, the Company may be considered a “connected issuer” of each of BMO Nesbitt Burns Inc. and Sprott Capital Partners LP under Applicable Securities Laws. See “Relationship between the Company and the Agents”.

The Company’s head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3 and its registered and records offices are located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia V6C 3L2.

iii

With respect to persons in member states of the European Economic Area (“Member States”), this Prospectus is being distributed only to, and is directed only at, persons in Member States who are “Qualified Investors”. “Qualified Investors” are persons or entities that are described in points (1) to (4) of Section I of Annex II of Directive 2014/65/EU (“MiFID II”), and persons who are, on request, treated as professional clients in accordance with Section II of Annex II to MiFID II, or persons who are eligible counterparties in accordance with Article 30 of MiFID II, unless they have entered into an agreement to be treated as non-professional clients. In addition, in the United Kingdom this Prospectus is being distributed only to, and is directed only at Qualified Investors: (a) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FPO”); and/or (b) who are high net worth entities falling within Article 49(2)(a) to (d) of the FPO; and (c) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This Prospectus must not be acted on or relied on: (a) in the United Kingdom by persons who are not relevant persons; and (b) in any Member State, other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this Prospectus relates is available only to: (a) in the United Kingdom, relevant persons; and (b) in any Member State, other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. By accepting a copy of this Prospectus and by offering to acquire Units under the Offering, potential investors in the United Kingdom will be deemed to have represented that they satisfy the criteria specified above to be a relevant person. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

This Prospectus is not a prospectus for the purposes of Section 85(1) of the Financial Services and Markets Act 2000 (“FSMA”) and contains no offer of transferable securities to the public within the meaning of section 102B of the FSMA, the UK Companies Act 2006 or otherwise. Accordingly, this Prospectus has not been examined or approved as a prospectus by the UK Financial Conduct Authority (the “FCA”), under Section 87A of the FSMA and has not been filed with the FCA pursuant to the rules published by the FCA in relation to Regulation (EU) No 2017/1129 (the “Prospectus Regulation”), nor has it been approved by a person authorized under the FSMA for the purposes of Section 21 of the FSMA.

The Offering and this Prospectus does not constitute a public offer in accordance with the Prospectus Regulation. This Prospectus is not a prospectus pursuant to the Prospectus Regulation and it has not been approved or reviewed by any governmental authority in any jurisdiction in accordance with the Prospectus Regulation. Investors agree to the foregoing by accepting delivery of this Prospectus.

Solely for the purposes of the product governance requirements contained within: (a) MiFID II; (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Units have been subject to a product approval process, which has determined that the Units are: (a) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (b) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors should note that: the price of the Units may decline and investors could lose all or part of their investment; the Units offer no guaranteed income and no capital protection; and an investment in the Units is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Offering. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Agents will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Units.

Each distributor is responsible for undertaking its own Target Market Assessment in respect of the Units and determining appropriate distribution channels.

iv

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
TECHNICAL AND THIRD PARTY INFORMATION	2
NOTE REGARDING MINERAL RESOURCE ESTIMATES	3
ELIGIBILITY FOR INVESTMENT	3
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	4
ACCOUNTING PRINCIPLES	4
MARKETING MATERIALS	5
SUMMARY OF PROSPECTUS	6
The Company	6
Business Strategy	6
Competitive Strengths	6
Asset Portfolio	7
Principal Shareholders	8
Selected Financial Information	9
THE OFFERING	10
CORPORATE STRUCTURE	12
Name, Address and Incorporation	12
Intercorporate Relationships	12
DESCRIPTION OF THE COMPANY’S BUSINESS	12
General	12
History	13
Business Strategy	15
The URC Business Model	15
URANIUM INDUSTRY OVERVIEW	18
Uranium Uses	18
Uranium Production Process	18
Global Demand for Uranium	20
Global Supply for Uranium	26
Recent Curtailments	26
Secondary Supply	28
Uranium Pricing	28
Regulation within the Uranium Industry	32
Competition	32
THE URC ASSET PORTFOLIO	33
Note on Classification of Project Stages	34
Yellow Cake Investment	34
Laramide Promissory Note	36
Royalty Interests	36
Conditional Royalties	38
Existing Royalties	42
Diabase Royalty Option	54
Resource Estimates	55
ROYALTIES AND STREAMS GENERALLY	56
What is a Royalty?	56
What is a Stream?	57
USE OF PROCEEDS	57
Proceeds and Available Funds	57
Principal Purposes	58
Business Objectives and Milestones	58
Negative Operating Cash Flow	58
SELECTED FINANCIAL INFORMATION	59
MANAGEMENT’S DISCUSSION AND ANALYSIS	59
Overall Performance	59
Selected Financial Information	60
Discussion of Operations	60
Summary of Quarterly Results	62
Liquidity	62
Contractual Obligations	62
Capital Resources	62
Off-Balance Sheet Arrangements	63
Related Party Transactions	63
Critical Accounting Estimates	64
Changes in Accounting Policies Including Initial Adoption	64
Risk Management	66
DIVIDENDS OR DISTRIBUTIONS	67
DESCRIPTION OF SECURITIES	67
Authorized Share Capital	67
Outstanding Securities	67
Description of Securities Distributed	68
CONSOLIDATED CAPITALIZATION	69
OPTIONS TO PURCHASE SECURITIES	71
Long Term Incentive Plan	71
Incentive Units	73

PRIOR SALES	73
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	73
Common Shares subject to Escrow Agreements	73
Escrow Agreements	75
Exchange Seed Share Resale Restrictions	75
Lock-Up Agreements	76
Voluntary Hold Periods	76
PRINCIPAL SHAREHOLDERS	77
DIRECTORS AND EXECUTIVE OFFICERS	78
Name, Occupation and Security Holding	78
Management of the Company	79
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	80
Conflicts of Interest	80
EXECUTIVE COMPENSATION	81
Oversight and Description of Director and NEO Compensation	81
Forecast Summary Compensation Table	86
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	86
AUDIT COMMITTEE AND CORPORATE GOVERNANCE	86
Audit Committee	86
Audit Committee Charter	86
Composition of the Audit Committee	86
Relevant Education and Experience	86
Audit Committee Oversight	87
Reliance on Certain Exemptions	87
Pre-Approval Policies and Procedures	87
External Auditor Service Fees	87
Corporate Governance	88
PLAN OF DISTRIBUTION	90
General	90
No Registration in the United States	92
RISK FACTORS	93
Risks Related to the Business of URC	93
Risks Related to the Offering and Holding of the Securities	100
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	102
Legal Proceedings	102
Regulatory Actions	102
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	102
RELATIONSHIP BETWEEN THE COMPANY AND THE AGENTS	102
AUDITOR, TRANSFER AGENT AND REGISTRAR	102
MATERIAL CONTRACTS	102
LEGAL MATTERS AND INTERESTS OF EXPERTS	103
OTHER MATERIAL FACTS	103
RIGHTS OF WITHDRAWAL AND RESCISSION	103
EXEMPTIONS	103
FINANCIAL STATEMENTS	103
SIGNIFICANT ACQUISITIONS	103
GLOSSARY OF NON-TECHNICAL TERMS	104
GLOSSARY OF TECHNICAL TERMS	112
APPENDIX “A” FINANCIAL STATEMENTS FOR THE YEARS ENDED APRIL 30, 2019 AND APRIL 30, 2018	A-1
APPENDIX “B” INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JULY 31, 2019	B-1
APPENDIX “C” AUDIT COMMITTEE CHARTER	C-1
APPENDIX “D” TECHNICAL DISCLOSURE	D-1
APPENDIX “E” INVESTMENT POLICY	E-1

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus constitute “forward-looking information” within the meaning of Applicable Securities Laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this Prospectus. In addition, this Prospectus may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this Prospectus contains Forward-Looking Statements pertaining to the following:

●	statements with respect to future events or future performance;

●	the impact of general business and economic conditions;

●	future debt levels, financial capacity, liquidity and capital resources;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations respecting future financial results;

●	expectations with respect to the Company’s financial position;

●	expectations regarding the Company’s growth and results of operations;

●	the Company’s dividend policy;

●	conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;

●	the financial and operational strength of counterparties;

●	production volumes;

●	mineral resources and mine life;

●	governmental regulatory regimes with respect to environmental matters; and

●	governmental taxation regimes.

With respect to Forward-Looking Statements contained in this Prospectus, assumptions have been made regarding, among other things, the following:

●	market prices of uranium;

●	global economic and financial conditions;

●	demand for uranium;

●	uranium supply;

●	industry conditions;

●	the ongoing operation of the properties in which the Company holds or may hold uranium interests; and

●	the accuracy of public statements and disclosure made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the risk factors set forth below and included elsewhere in this Prospectus, including the following:

●	dependence on third-party operators;

●	the Company has limited or no access to data or the operations underlying its interests;

●	risks faced by owners and operators of the properties underlying the Company’s interest;

●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;

●	effects of competition and pricing pressures;

●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;

●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;

●	alternatives to and changing demand for uranium;

●	changes in the technologies pertaining to the use of uranium;

●	potential conflicts of interests;

●	actual results differing materially from management estimates and assumptions;

●	fluctuations in the value of the Canadian dollar;

●	changes in legislation, including permitting and licensing regimes and taxation policies;

●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;

●	influence of macroeconomic developments;

●	reduced access to debt and equity capital;

●	litigation;

●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;

●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;

●	rate and timing of production differences from resource and reserve estimates;

●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and

●	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

The Forward-Looking Statements included in this Prospectus are expressly qualified in their entirety by this cautionary statement and are made as of the date of this Prospectus. The Forward-Looking Statements included in this Prospectus are for the purpose of providing investors with information to assist them in understanding the Company’s expected financial and operational performance and may not be appropriate for other purposes. The Company does not undertake any obligation to update or revise any Forward-Looking Statements to reflect any new information, estimates or opinions, future events or results or otherwise, except as required by Applicable Securities Laws.

TECHNICAL AND THIRD PARTY INFORMATION

This Prospectus includes market share information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company and the Agents believe these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company and the Agents have not independently verified any of the data from third party sources referred to in this Prospectus nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure in this Prospectus relating to properties subject to the Existing Royalties, the Conditional Royalties and the Diabase Royalty included under the section entitled “The URC Asset Portfolio” is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to the Existing Royalties, the Conditional Royalties and the Diabase Royalty. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third-party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

In preparing the Roughrider Technical Report, the Company is relying on an exemption from completing certain items required in a technical report, available under Part 9 of NI 43-101, as the Company has requested but was denied access to the necessary data from Rio Tinto and is not able to obtain the necessary information from the public domain. This exemption arises pursuant to Section 9.2(1) of NI 43-101, and exempts the Company and the authors of the Roughrider Technical Report from the requirements to perform an onsite visit of the Roughrider Project, and to complete those items in a technical report that require data verification, inspection of documents, or personal inspection of the property.

Pieter I Du Plessis, P. Geo., of Terra Modelling Services Inc. and a “qualified person”, as such term is defined in NI 43-101, has reviewed and approved the scientific and technical information derived from the Roughrider Technical Report that is set forth in this Prospectus.

NOTE REGARDING MINERAL RESOURCE ESTIMATES

This Prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource estimates included in this Prospectus have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with NI 43-101 and the CIM classification system or JORC, as applicable. NI 43-101 is a rule developed by the Canadian securities regulatory authorities, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits disclosure of a “historical estimate” (as defined in NI 43-101) using historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Standards for reporting reserves and resources under Canadian securities laws, including NI 43-101, differ significantly from the standards under United States securities laws, and resource information contained in this Prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States securities laws, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Disclosure standards under United States securities laws normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” under United States securities laws. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a mineral reserve. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian securities laws; however, United States securities laws normally only permit issuers to report mineralization that does not constitute “reserves” under United States securities laws as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

In addition to NI 43-101, certain resource estimates disclosed in this Prospectus have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and United States securities laws. Accordingly, information containing descriptions of mineral properties set forth in this Prospectus may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States securities laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of Sangra Moller LLP, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Agents, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force as of the date of this Prospectus, and provided the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Exchange) or the Company is a “public corporation”, as defined in the Tax Act, the Unit Shares and Unit Warrants comprising the Units and the Common Shares issuable upon exercise of the Unit Warrants would, if issued as of the date of this Prospectus, be qualified investments at the time of acquisition by a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), or a tax-free savings account (“TFSA”), each as defined in the Tax Act (each, a “Plan”), provided that, in the case of the Unit Warrants, the Company deals at arm’s length with the annuitant, beneficiary, employer or subscriber under, or holder of, such Plan, and any person who does not deal at arm’s length with that person.

Notwithstanding that the Securities may be qualified investments for a trust governed by a Plan, the holder of a TFSA or RDSP, the annuitant of an RRSP or RRIF or the subscriber under an RESP, as the case may be, will be subject to a penalty tax if the Unit Shares or Unit Warrants are a “prohibited investment” within the meaning of the Tax Act for such TFSA, RRSP, RRIF, RESP or RDSP. The Unit Shares and Unit Warrants will not be prohibited investments for a TFSA, RRSP, RRIF, RESP or RDSP, provided the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF or the subscriber under the RESP, as the case may be: (a) deals at arm’s length with the Company for purposes of the Tax Act; and (b) does not have a “significant interest”, as defined in the Tax Act, in the Company. In addition, the Unit Shares and Unit Warrants will not be a prohibited investment if the Unit Shares and Unit Warrants are “excluded property”, as defined in the Tax Act, for trusts governed by a TFSA, RRSP, RRIF, RESP and RDSP.

Prospective purchasers who intend to hold Common Shares and/or Warrants in a Plan are urged to consult their personal tax advisors.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted, financial information and amounts contained in this Prospectus are in Canadian dollars and references in this Prospectus to “$” are to Canadian dollars. References in this Prospectus to “US$” are to U.S. dollars; references in this Prospectus to “A$” are to Australian dollars; and references in this Prospectus to “£” are to UK pounds sterling.

The table below sets out the high and low rates of exchange for one U.S. dollar, one Australian dollar and one UK pound sterling, respectively, expressed in Canadian dollars during each of the periods noted, the average rates of exchange during such periods and the rates of exchange in effect at the end of such periods, each based on the exchange rate reported by the Bank of Canada for conversion of U.S. dollars, Australian dollars and UK pounds sterling into Canadian dollars.

	Three months ended July 31,	Year ended April 30,
	2019(1)	2019(1)	2018(2)
Canadian dollars per U.S. dollar
Highest rate during the period	1.3527	1.3642	1.3743
Lowest rate during the period	1.3038	1.2775	1.2128
Average rate during the period	1.3282	1.3172	1.2782
Rate at the end of the period	1.3148	1.3423	1.2836
Canadian dollars per Australian dollar
Highest rate during the period	0.9441	0.9902	1.0321
Lowest rate during the period	0.9044	0.9132	0.9645
Average rate during the period	0.9242	0.9548	0.9899
Rate at the end of the period	0.9044	0.9459	0.9678
Canadian dollars per UK pound sterling
Highest rate during the period	1.7622	1.7743	1.8371
Lowest rate during the period	1.6018	1.6633	1.5899
Average rate during the period	1.6819	1.7188	1.7100
Rate at the end of the period	1.6043	1.7493	1.7656

______________

Notes:

(1)	Based on the daily exchange rate reported by the Bank of Canada.
(2)	Based on the noon rate reported by the Bank of Canada

On November 21, 2019, the business day prior to the date of this Prospectus, the daily exchange rate reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.3285 or $1.00 = US$0.7527; the conversion of Australian dollars into Canadian dollars was A$1.00 = $0.9025 or $1.00 = A$1.1080; and the conversion of UK pounds sterling into Canadian dollars was £1.00 = $1.7164 or $1.00 = £0.5826 (collectively, the “Current Exchange Rates” and each a “Current Exchange Rate”).

ACCOUNTING PRINCIPLES

The Financial Statements and financial data derived therefrom and contained in this Prospectus have been prepared in accordance with IFRS as issued by the IASB.

MARKETING MATERIALS

A “template version” of an indicative term sheet and an investor presentation, dated the date hereof (collectively, the “Marketing Materials”), have been filed with the Securities Commissions, and are specifically incorporated by reference into this Prospectus. The Marketing Materials are available under the Company’s profile on SEDAR at www.sedar.com.

The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus or any amendment. Any template version of “marketing materials” (as defined in NI 41-101) filed after the date of this Prospectus and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference in this Prospectus.

SUMMARY OF PROSPECTUS

A summary of the principal features of this distribution is set out below. This summary should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus. Readers are directed to carefully review this Prospectus in its entirety. Unless otherwise noted, all currency amounts are stated in Canadian dollars. Certain terms used in this summary have the meanings ascribed to such terms under the sections of this Prospectus entitled “Glossary of Non-Technical Terms” and “Glossary of Technical Terms”.

The Company

The Company was incorporated under the CBCA on April 21, 2017, under the name “Uranium Royalty Corp.” The Company owns 100% of the outstanding share capital of URC USA, a corporation incorporated under the laws of Delaware. See “Corporate Structure”, “Description of the Company’s Business – General” and “Description of the Company’s Business – History”.

Business Strategy

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with over 130 years of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading. See “Description of the Company’s Business – Business Strategy”.

Competitive Strengths

The Company believes that its competitive strengths include the following:

●	First and Only Pure Play Uranium Royalty Company. The Company believes that it is the first and only company to focus solely on acquiring uranium royalties, streams and other uranium interests. The Company believes that such focus gives it an advantage in seeking additional interests by providing it with increased visibility and recognition amongst potential counterparties. Additionally, URC’s management has the advantage of focusing solely on growth, as it is not responsible for day-to-day project operations or development decisions respecting the projects underlying its interests.

●	Experience and Expertise. URC’s directors and management have extensive experience in the uranium and nuclear energy sectors, including critical experience in mine finance, project identification and evaluation, mine development and uranium sales and trading with leading companies and institutions in the uranium and nuclear energy industries. URC seeks to leverage the experience and network of such individuals to identify, finance and execute acquisitions in furtherance of its long-term strategy.

●	Proprietary Project Database. URC has developed a proprietary database consisting of over two thousand uranium projects globally, which includes data on uranium exploration, development and production stage projects. This database, which leverages the collective knowledge and experience of the Board and management, positions the Company to efficiently identify and evaluate potential transaction opportunities.

●	Broad Geographic and Counterparty Diversification. URC’s existing royalty portfolio, including the Conditional Royalties, are located in multiple mining friendly jurisdictions, giving URC exposure to diverse uranium markets, while reducing country specific risks relating to permitting, operations and other factors. At the same time, such royalty interests involve a range of counterparties, reducing the Company’s reliance on any single operator or project.

●	Lean Operating Structure. The Company’s relatively lean operating structure allows it to quickly assess whether a particular acquisition or investment opportunity meets its strategic requirements and respond promptly to all suitable business opportunities. The Company carefully selects the opportunities it investigates and does not move forward unless it has a high level of confidence that such opportunity fits within its objectives and long-term strategy.

See “Description of the Company’s Business – Competitive Strengths”.

Asset Portfolio

The table below sets out URC’s principal uranium interests as of the date hereof.

Type of Interest	Description
Equity Investment	The Company holds 7.6 million ordinary shares, representing 9.9% of the initial public offering of Yellow Cake, a company listed on AIM that purchases and holds physical uranium, which investment represents approximately 8.6% of Yellow Cake’s reported issued and outstanding ordinary shares as at June 30, 2019.
Existing Royalties	The Company holds the following Existing Royalties:

●	Anderson Royalty, being a 1.0% NSR on a uranium project in Arizona, USA;
●	Workman Creek Royalty, being a 1.0% NSR on a uranium project in Arizona, USA;
●	Slick Rock Royalty, being a 1.0% NSR on a uranium project in Colorado, USA;
●	Langer Royalty, being a PR of A$0.12 per kilogram of U3O8 on a uranium project in Namibia;
●	Church Rock Royalty, being a 4.0% NSR on a uranium project in New Mexico, USA;
●	Dewey-Burdock Royalty, being a 30% net proceeds royalty on a portion of a uranium project in South Dakota, USA;
●	Lance Royalty, being a 4.0% GRR on a portion of a uranium project in Wyoming, USA; and
●	Roca Honda Royalty, being a 4.0% GRR on a portion of a uranium project in New Mexico, USA.

Royalty Option	The Company holds the Diabase Royalty Option, being an option to purchase a 3.0% GRR on a uranium project in Saskatchewan, Canada.
Conditional Royalty Agreements	The Company is party to agreements to acquire the following interests on or about the Closing Date:

●	Roughrider Royalty, being an up to 1.9701% NSR on a uranium project in Saskatchewan, Canada;
●	Michelin Royalty, being a 2.0% GRR on a uranium project in Newfoundland and Labrador, Canada; and
●	Reno Creek Royalty, being a 0.5% NPI royalty on a portion of a uranium project in Wyoming, USA.

The Company also holds the Laramide Promissory Note, being a promissory note with a principal amount outstanding of US$2.0 million, which is due on January 5, 2020.

The Company intends to use a portion of the proceeds of the Offering to complete the acquisitions of the Conditional Royalties under the Conditional Royalty Agreements. See “Use of Proceeds”.

The map below shows the locations of the Conditional Royalties, the Existing Royalties and the Diabase Royalty Option, as well as the Company’s interests under the Yellow Cake Agreement.

For information regarding the estimated mineral resources, where applicable, for the projects underlying the Existing Royalties, the Conditional Royalties and the Diabase Royalty Option refer to “The URC Asset Portfolio – Resource Estimates”.

Principal Shareholders

The following table illustrates the Company’s expected shareholder base after giving effect to the Minimum Offering and the Conditional Acquisitions, the Incentive Units and assuming the automatic exercise of the Qualifying Special Warrants and no exercise of the Over-Allotment Option.

Selected Financial Information

The table below summarizes selected audited financial data of the Company for the fiscal year ended April 30, 2019, and selected unaudited financial data of the Company for the three months ended July 31, 2019, and should be read in conjunction with the Financial Statements and the related notes thereto, together with the disclosure in the section of this Prospectus entitled “Management’s Discussion and Analysis”, all as included in this Prospectus:

	Fiscal year ended April 30,	Three months ended July 31,
	2019	2019
Net loss	$3,819,567	$601,987
Current assets	$30,903,354	$26,278,848
Total assets	$44,611,024	$43,179,069
Current liabilities	$14,955,388	$13,940,200
Total liabilities	$14,955,388	$13,940,200
Accumulated deficit	$4,141,626	$4,743,613
Net loss per Common Share, basic and diluted	$0.13	$0.01

THE OFFERING

Issuer	Uranium Royalty Corp.

Units

Maximum offering of 20,000,000 Units for maximum gross proceeds of $30,000,000.

Minimum offering of 13,340,000 Units for minimum gross proceeds of $20,010,000.

Each Unit is comprised of one Unit Share and one Unit Warrant. Each Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date. The Unit Warrants will be issued pursuant and subject to the terms of the Warrant Indenture. See “Description of Securities”.

Listing	The Exchange has conditionally approved the listing of the Common Shares, including the Unit Shares, the Special Warrant Unit Shares and the Common Shares issuable on exercise of the Warrants, and the listing of the Warrants on the Exchange. The listing will be subject to the Company fulfilling all of the initial listing requirements and conditions of the Exchange. See “Plan of Distribution”.

Offering Price	$1.50 per Unit.

Use of Proceeds

The net proceeds to the Company from the Minimum Offering and the Maximum Offering, assuming no exercise of the Over-Allotment Option, are estimated to be $18,269,400 and $27,660,000, respectively, after deducting the Agents’ Fee (assuming no Units are purchased under the President’s List or by Insiders) and the Offering Expenses (estimated to be $540,000). Such proceeds will be used as set out below.

Principal purpose	Minimum Offering	Maximum Offering
Repayment of BMO Credit Facility(1)	$12,791,591	$12,791,591
Cash consideration for the acquisition of the Conditional Royalties(2)	$3,254,063	$3,254,063
Future acquisitions(3)	$540,000	$4,000,000
General and administrative expenses	$1,433,000	$1,433,000
General working capital purposes	$250,746	$6,181,346
Total	$18,269,400	$27,660,000

    _____________

Notes:
(1)	The BMO Credit Facility is denominated in U.S. dollars. The repayment amount in the table above has been calculated based on the Current Exchange Rate. See “Description of the Company’s Business – History – BMO Credit Facility”.
(2)	Comprised of $2,955,150 as partial consideration for the acquisition of the Roughrider Royalty (assuming the maximum royalty is acquired under the Roughrider Agreement) and US$225,000 ($298,913, based on the Current Exchange Rate) as consideration for the acquisition of the Reno Creek Royalty. Does not include non-cash consideration. See “The URC Asset Portfolio – Conditional Royalties”.
(3)	Future acquisitions may include opportunistic purchases of physical uranium from time to time, based on market conditions.

The Company intends to use the funds available to it as stated in this Prospectus. There may be circumstances, however, where for sound business reasons a reallocation of funds may be necessary. See “Use of Proceeds “.

Conditional Acquisitions	The Company has entered into the Conditional Royalty Agreements, pursuant to which it intends to acquire: (a) an up to 1.9701% NSR on the Roughrider Project, located in Saskatchewan, Canada for consideration of up to $5,910,300, payable in cash and Conditional Units; (b) a 2.0% GRR on the Michelin Project, located in Newfoundland and Labrador, Canada, for consideration of $4,250,000, payable in Conditional Units; and (c) a 0.5% NPI on portions of the Reno Creek Project, located in Wyoming, USA, for cash consideration of US$225,000. The Conditional Units will be issued under the applicable Conditional Royalty Agreements at a price per unit equal to the Offering Price. The completion of such Conditional Acquisitions is subject to completion of the Offering, the listing of the Common Shares on a Canadian stock exchange and other customary conditions. See “The URC Asset Portfolio – Conditional Royalties”.

Agents’ Fee	The Agents will receive, on the Closing Date and, if applicable, the Over-Allotment Closing Date, an Agents’ Fee equal to 6.0% of the gross proceeds realized from the sale of Units issued on such Closing Date, subject to a reduced fee of 2.0% for Units sold under the President’s List and no fee for Units (with a maximum aggregate Offering Price of up to $6 million) sold to Insiders. See “Plan of Distribution”.

Over-Allotment Option	The Company has granted the Agents the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Agents, for a period of 30 days from the Closing Date, to purchase up to an additional 5% of the number of Units sold under the Offering. The Over- Allotment Option may be exercised by the Agents to acquire: (a) Over-Allotment Units at the Offering Price; (b) Over-Allotment Unit Shares at a price of $1.25 per Over-Allotment Unit Share; (c) Over-Allotment Unit Warrants at a price of $0.25 per Over-Allotment Unit Warrant; or (d) any combination of Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Unit Warrants, so long as the number of Over-Allotment Unit Shares and the number of Over-Allotment Unit Warrants which may be issued under the Over-Allotment Option does not, in either case, exceed the number equal to 5% of the Units sold under the Offering. See “Plan of Distribution”.

Other Securities	This Prospectus also qualifies the distribution of 1,733,334 Special Warrant Units issuable for no additional consideration upon the automatic exercise of the Qualifying Special Warrants. The Company will not receive any additional proceeds upon the automatic exercise of the Qualifying Special Warrants. No commission or fee was paid by the Company (to any of the Agents or otherwise) with respect to the issue of the Qualifying Special Warrants and no commission or fee will be payable by the Company (to any of the Agents or otherwise) in connection with the issuance of the Special Warrant Units. See “Description of Securities – Outstanding Securities – Special Warrants”.

Further Issuances of Securities and Lock-Up Agreements

In connection with the completion of the Offering, the Company has agreed that it will not, for a period of 180 days following the Closing Date, issue, announce any issue, or agree to issue securities of the Company, other than (i) the issuance of securities under the Sprott Credit Agreement and the Conditional Royalty Agreements, and upon the exercise or conversion of any securities issued pursuant to such agreements; (ii) the issuances of securities upon the exercise or automatic exercise of currently outstanding Special Warrants and upon the exercise or conversion of any securities issued pursuant to such exercise or automatic exercise; (iii) the grant of awards under the LTIP and the issuance of securities in accordance with the terms of such awards; and (iv) the issuance of securities in connection with any acquisitions by the Company or its subsidiaries of securities that will otherwise be subject to a hold period ending no less than 180 days after the Closing Date, without the written agreement of the Co-Lead Agents, such agreement not to be unreasonably withheld. See “Plan of Distribution”.

In connection with the completion of the Offering, each of the Company’s executive officers and directors has agreed to enter into the Lock-Up Agreements, pursuant to which each director and executive officer will agree not to sell or agree to sell or announce any intention to sell any Common Shares or securities exchangeable or convertible into Common Shares, other than Unit Shares and Unit Warrants purchased pursuant to the Offering, for a period of 180 days after the Closing Date, subject to certain limited exceptions, without the written agreement of the Co-Lead Agents, such agreement not to be unreasonably withheld. See “Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer – Lock Up Agreements”.

Risk Factors

An investment in the Units offered hereunder should be considered highly speculative, and investors may incur a loss on their investment. The Company has no history of operations, success, revenue or earnings. An investment in the Company’s securities is suitable only for those knowledgeable and sophisticated investors who are willing to risk loss of their entire investment. Investors should consult with their professional advisors to assess an investment in the Company’s securities.

The Company’s business is subject to certain risks, including, without limitation, those related to the Company’s limited operating history, its dependence on third-party operators, inherent risks of the uranium mining industry, competition, dependence on key management, potential conflicts of interests of directors and officers, general macroeconomic risks, capital requirements and access to capital and the other factors discussed under “Risk Factors”.

Investors should read this entire Prospectus and consult with their professional advisors to assess an investment in the Units. See “Risk Factors”.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the CBCA on April 21, 2017, under the name “Uranium Royalty Corp.”

The Company’s head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3 and its registered and records offices are located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia V6C 3L2.

Intercorporate Relationships

The Company has one wholly owned subsidiary, being Uranium Royalty (USA) Corp., a corporation incorporated under the laws of Delaware on October 24, 2018.

DESCRIPTION OF THE COMPANY’S BUSINESS

General

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with over 130 years of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

With respect to uranium royalties, streams and similar interests, the Company intends to accumulate and manage a portfolio of geographically diversified uranium interests that may be acquired directly from mine operators, as well as third party holders of existing royalties, across the spectrum of project stages, from grassroots to production. In evaluating such transactions, the Company utilizes a disciplined approach to manage its fiscal profile. See “Description of the Company’s Business – Business Strategy”.

The Company has adopted the investment policy attached to this Prospectus as Appendix “E”. While not its primary investment strategy, the Company may also, from time to time, acquire direct interests in uranium projects with a view to ultimately entering into a transaction to convert such interests into royalties, streams or similar interests over the long-term.

The table below sets out URC’s principal uranium interests as of the date hereof.

Type of Interest	Description
Equity Investment	The Company holds 7.6 million ordinary shares, representing 9.9% of the initial public offering of Yellow Cake, a company listed on AIM that purchases and holds physical uranium, which investment represents approximately 8.6% of Yellow Cake’s reported issued and outstanding ordinary shares as at June 30, 2019.
Existing Royalties	The Company holds the following Existing Royalties:

●	Anderson Royalty, being a 1.0% NSR on a uranium project in Arizona, USA;
●	Workman Creek Royalty, being a 1.0% NSR on a uranium project in Arizona, USA;
●	Slick Rock Royalty, being a 1.0% NSR on a uranium project in Colorado, USA;
●	Langer Royalty, being a PR of A$0.12 per kilogram of U3O8 on a uranium project in Namibia;
●	Church Rock Royalty, being a 4.0% NSR on a uranium project in New Mexico, USA;
●	Dewey-Burdock Royalty, being a 30% net proceeds royalty on a portion of a uranium project in South Dakota, USA;
●	Lance Royalty, being a 4.0% GRR on a portion of a uranium project in Wyoming, USA; and
●	Roca Honda Royalty, being a 4.0% GRR on a portion of a uranium project in New Mexico, USA.

Royalty Option	The Company holds the Diabase Royalty Option, being an option to purchase a 3.0% GRR on a uranium project in Saskatchewan, Canada.
Conditional Royalty Agreements	The Company is party to agreements to acquire the following interests on or about the Closing Date:

●	Roughrider Royalty, being an up to 1.9701% NSR on a uranium project in Saskatchewan, Canada;
●	Michelin Royalty, being a 2.0% GRR on a uranium project in Newfoundland and Labrador, Canada; and
●	Reno Creek Royalty, being a 0.5% NPI royalty on a portion of a uranium project in Wyoming, USA.

The Company holds the Laramide Promissory Note, being a promissory note with a principal amount outstanding of US$2.0 million, which is due on January 5, 2020.

The Company intends to use a portion of the proceeds of the Offering to complete the acquisitions of the Conditional Royalties under the Conditional Royalty Agreements. See “The URC Asset Portfolio – Conditional Royalties” and “Use of Proceeds”.

History

Key aspects of the development of the Company’s business since its incorporation in 2017 are discussed below.

Equity Financings

Since the Company’s incorporation, it has completed private placement offerings to raise aggregate gross proceeds of $22,834,194, as set out in the table below.

Date	Price per security	Security	Gross Proceeds
July 12, 2017	$0.10	9,000,000 Common Shares	$900,000
September 8, 2017	$0.25	3,500,000 Common Shares	$875,000
October 17, 2017	$0.50	1,320,000 Common Shares	$660,000
July 3, 2018	$1.00	3,950,250 Common Shares	$3,950,250
August 8, 2018	$1.00	11,074,688 Common Shares	$11,074,688
March 18, 2019	$1.50	1,349,503 Special Warrants	$2,024,255
June 26, 2019	$1.50	500,000 Special Warrants	$750,000
August 26, 2019	$1.50	1,333,334 Special Warrants	$2,000,001
October 10, 2019	$1.50	400,000 Special Warrants	$600,000

Strategic Investment in Yellow Cake

On June 7, 2018, the Company entered into the Yellow Cake Agreement in relation to, among other things, a strategic investment by the Company in Yellow Cake. See “The URC Asset Portfolio – Yellow Cake Investment”.

Sprott Credit Facility

On July 3, 2018, the Company entered into the Sprott Credit Agreement, pursuant to which the Company was provided with a senior secured credit facility in the principal amount of US$17.5 million (the “Sprott Credit Facility”). The facility was fully drawn down by the Company on July 3, 2018, in connection with the completion of its investment in Yellow Cake. On December 31, 2018, the Company utilized part of the proceeds from the BMO Credit Facility to repay US$9.8 million, being the total outstanding principal and all accrued interest under the Sprott Credit Facility, as of such date.

Pursuant to the Sprott Credit Agreement, the Company agreed to pay an incentive fee of US$500,000 to the lenders thereunder, to be paid by the issuance of Incentive Units within one business day following the Closing Date. The Incentive Units will be issued at a price per unit to be determined as of the first business date before the issuance of the Incentive Units and in accordance with the terms of the Sprott Credit Agreement. Each Incentive Unit will be comprised of one Common Share and one Incentive Unit Warrant, with each such warrant exercisable for the purchase of one Common Share for a period of five years from the date of issuance. The exercise price of the Incentive Unit Warrants will be determined based on the terms of the Sprott Credit Agreement, as of the first business date before the issuance of the Incentive Units. If determined on the date hereof, 500,000 Incentive Units would be issued at a price per unit equal to $1.32 and the Incentive Unit Warrants would have an exercise price of $1.40 per share.

BMO Credit Facility

On December 31, 2018, the Company entered into the BMO Margin Loan Agreement, pursuant to which the Lender provided the Company with a senior secured credit facility in the principal amount of US$11.0 million (the “BMO Credit Facility”). The facility was fully drawn down by the Company on December 31, 2018, to repay amounts outstanding under the Sprott Credit Facility and the balance was used for general working capital purposes. The BMO Credit Facility bears interest at an annual rate equal to LIBOR (as defined in the BMO Margin Loan Agreement) plus 5.00% and is secured against the Company’s shares of Yellow Cake and any cash deposited to the margin account thereunder pursuant to its terms. The BMO Credit Facility matures on the earlier of: (i) December 30, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 57.5%. The Company is currently in compliance with its covenants under the BMO Credit Facility. In the period since July 31, 2019, the Company made partial repayments of the BMO Credit Facility of an aggregate of $526,072.

As of July 31, 2019, there was $12,723,302, including accrued and unpaid interest, outstanding under the BMO Credit Facility. The net proceeds of the Offering will be used, in part, to repay amounts outstanding under the BMO Credit Facility. See “Use of Proceeds”.

Existing Royalties and the Diabase Royalty Option

On February 7, 2018, the Company acquired the Diabase Royalty Option pursuant to the Diabase Agreement. See “The URC Asset Portfolio – Diabase Royalty Option”.

On December 4, 2018, the Company, through its wholly owned subsidiary, URC USA, acquired the Anderson Royalty, the Slick Rock Royalty and the Workman Creek Royalty pursuant to the UEC Agreement. See “The URC Asset Portfolio – Existing Royalties – Anderson Royalty”, “… – Slick Rock Royalty” and “… – Workman Creek Royalty “.

On November 23, 2018, the Company acquired the Langer Royalty Option pursuant to the Langer Agreement, and on June 26, 2019, the Company exercised such option to acquire the Langer Royalty. See “The URC Asset Portfolio – Existing Royalties – Langer Heinrich Mine”.

On August 30, 2019, the Company, through its wholly owned subsidiary, URC USA, acquired the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty and the Roca Honda Royalty pursuant to the Westwater Agreement. See “The URC Asset Portfolio – Existing Royalties – Church Rock Royalty”, “… – Dewey-Burdock Royalty”, “… – Lance Royalty” and “… – Roca Honda Royalty “.

Royalty Acquisitions Conditional on IPO

On April 24, 2019, the Company, through its wholly owned subsidiary, URC USA, entered into the Reno Creek Agreement for the acquisition of the Reno Creek Royalty. See “The URC Asset Portfolio – Conditional Royalties – Reno Creek Project”.

On September 30, 2019, the Company entered into the Michelin Agreement for the acquisition of the Michelin Royalty. See “The URC Asset Portfolio – Conditional Royalties – Michelin Project”.

On October 4, 2019, the Company entered into the Roughrider Agreement for the acquisition of the Roughrider Royalty. See “The URC Asset Portfolio – Conditional Royalties – Roughrider Project”.

Laramide Promissory Note

The assets acquired under the Westwater Agreement include the Laramide Promissory Note. The Laramide Promissory Note has a principal amount outstanding of US$2.0 million, which is due on January 5, 2020. Interest thereunder is payable by Laramide on a quarterly basis at a rate of 5% per annum, which may increase to 10% upon Laramide’s decision regarding commercial production at the Church Rock Project. The terms of the Laramide Promissory Note provide Laramide with the option to satisfy the repayment of up to 50% of the principal amount by issuing URC USA common shares of Laramide at a price equal to the volume-weighted-average price of such shares on the Toronto Stock Exchange for the 20 trading days prior to the payment date.

Business Strategy

URC’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake, the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The URC Business Model

The Company does not operate mines, develop projects or conduct exploration. URC’s business model is focused on managing and growing its portfolio of uranium interests. The Company believes that the advantages of this business model include the following:

●	Lower Volatility Through Diversification. By investing in diversified uranium interests across a spectrum of geographies, the Company reduces its dependency on any one asset, project, location or counterparty.

●	Exposure to Uranium Price Optionality without Project Costs and Overhead. The Company believes that its model provides exposure to any future improvements in the uranium market, while at the same time minimizing fixed operating, exploration, development and sustaining costs associated with directly owning and operating uranium projects. Additionally, as the Company’s interests are non-operational, the Company is not required to satisfy cash calls in order to maintain its interests in such projects.

●	Focus and Scalability. As the Company’s directors and officers do not handle operational decisions and tasks relating to uranium projects, they are free to focus their time and energy on carrying out the Company’s acquisition strategy and identifying and executing on growth opportunities. As such, URC’s business model allows it to acquire and manage more uranium interests than an operating company can effectively manage.

The table below provides a comparison of royalty companies, mining companies, exchange traded funds and funds that hold physical uranium.

	Royalty Companies	Operating Companies	Uranium ETF	Physical Funds
Exposure to Uranium Price	✓	✓	✓	✓
Fixed Operating Costs	✓	✗	✓	✓
No Development or Sustaining Capital Costs	✓	✗	✓	✓
Exploration and Expansion Upside without the Associated Costs	✓	✗	✗	✗
Diversified Asset Portfolio	✓	✓	✓	✗
Ability to Grow without Increased Management	✓	✗	✓	✓

Competitive Strengths

The Company believes that its competitive strengths include the following:

●	First and Only Pure Play Uranium Royalty Company. The Company believes that it is the first and only company to focus solely on acquiring uranium royalties, streams and other uranium interests. The Company believes that such focus gives it an advantage in seeking additional interests by providing it with increased visibility and recognition amongst potential counterparties. Additionally, URC’s management has the advantage of focusing solely on growth, as it is not responsible for day-to-day project operations or development decisions respecting the projects underlying its interests.

●	Experience and Expertise. URC’s directors and management have extensive experience in the uranium and nuclear energy sectors, including critical experience in mine finance, project identification and evaluation, mine development and uranium sales and trading with leading companies and institutions in the uranium and nuclear energy industries. URC seeks to leverage the experience and network of such individuals to identify, finance and execute acquisitions in furtherance of its long-term strategy.

●	Proprietary Project Database. URC has developed a proprietary database consisting of over two thousand uranium projects globally, which includes data on uranium exploration, development and production stage projects. This database, which leverages the collective knowledge and experience of the Board and management, positions the Company to efficiently identify and evaluate potential transaction opportunities.

●	Broad Geographic and Counterparty Diversification. URC’s existing royalty portfolio, including the Conditional Royalties, are located in multiple mining friendly jurisdictions, giving URC exposure to diverse uranium markets, while reducing country specific risks relating to permitting, operations and other factors. At the same time, such royalty interests involve a range of counterparties, reducing the Company’s reliance on any single operator or project.

●	Lean Operating Structure. The Company’s relatively lean operating structure allows it to quickly assess whether a particular acquisition or investment opportunity meets its strategic requirements and respond promptly to all suitable business opportunities. The Company carefully selects the opportunities it investigates and does not move forward unless it has a high level of confidence that such opportunity fits within its objectives and long-term strategy.

Portfolio Composition Strategy

URC currently holds Existing Royalties on eight uranium projects and the Diabase Royalty Option, pursuant to which the Company may acquire a royalty on an additional uranium project, and it has entered into the Conditional Royalty Agreements for the acquisition of royalties on three additional uranium projects. Such interests are on a portfolio of projects at various stages across several key uranium jurisdictions. URC also holds a strategic investment in Yellow Cake that provides the Company with direct exposure to physical uranium as a result of Yellow Cake’s physical holdings and URC’s option to directly acquire physical uranium. See “The URC Asset Portfolio – Yellow Cake Investment”.

Upon completion of the Offering, URC plans to aggressively pursue additional accretive royalty and stream transactions, targeting by-product, near-term production and complementary development and exploration projects worldwide. In the future, the Company may also choose to pursue direct financing in the form of debt and/or equity for such acquisitions, on a case by case basis. The Company may also consider potential future purchases of physical uranium to provide direct exposure to current spot prices.

The Company believes that it provides its royalty and other counterparties added value, through: (i) its ability to provide non-dilutive project financing; (ii) its capital markets presence, which provides counterparties expanded visibility; (iii) its ability to leverage the experience of the Company’s team to offer market and development insights to the management and boards of counterparties; and (iv) its due diligence and selection process, which provides a third party endorsement to the projects underlying the Company’s uranium interests.

Evaluation of Opportunities and the Investment Process

URC employs a diversified approach to evaluating potential opportunities and executing on its long-term business plan. In furtherance of its strategy, the Company has established a proprietary database consisting of exploration, development and production stage uranium projects, which currently includes data on over two thousand projects located around the world. URC’s database contains the Company’s internal assessment of select projects and incorporates information derived from the extensive industry experience and intimate project knowledge of the Board and management. Additionally, the database includes aggregated publicly available information on each project. URC has further developed internal models for many of the projects within the database, aiding in its investment decision process. This internal database allows URC to maintain an active pipeline of investment opportunities.

Acquisition and investment opportunities will be sought or derived from a number of sources, including, but not limited to, the contacts of the Board and management in the uranium industry. The Company employs a rigorous investment process, with a focus on acquiring interests in undervalued, high quality projects and opportunities which provide leverage to the uranium price across a diversified portfolio. When identifying and exploring new investment opportunities, the Company follows a generalized process to ensure that appropriate due diligence is completed. URC leverages its internal database in combination with the specialty knowledge and contacts of the Board and the management team, streamlining the Company’s focus within the uranium industry. In addition, the Company seeks to diversify the counterparties of its uranium interests in order to minimize its reliance on any single operator.

Acquisition opportunities are initially screened through a process involving a review of the opportunity against the Company’s internal database and current portfolio, a detailed review of capital requirements and associated use of proceeds and an initial discussion of potential acquisition terms. If the initial screening indicates that further evaluation of a potential acquisition is warranted, then a more fulsome due diligence review will be conducted. Such process may include, among other things, a site visit and legal and technical due diligence. If a decision is made by management to proceed with a proposed acquisition, the transaction will then be presented to the Board for final review and approval.

Some of the criteria that the Board and management evaluates in assessing a proposed opportunity include the following:

●	project resources and/or reserves;

●	historical and forecasted operational data;

●	project location, including jurisdiction-specific considerations such as regulation of uranium project activities and permitting requirements;

●	project capital requirements;

●	project stage and development timeline;

●	estimated life of mine;

●	track records of potential counterparties and their ability to develop and operate underlying uranium projects; and

●	ability to generate strong returns.

Royalty Opportunity Strategy and Landscape

According to S&P Global Market Intelligence, there are approximately 2,027 projects globally that could have the potential to produce uranium as either the primary commodity or as a by-product. Of these projects, approximately 194 are considered to be in the Advanced or Development stage, approximately 13 are in the construction stage and approximately 93 are in production. URC and its advisors have visited approximately 80 such projects and have developed internal models for 35 of the approximately 194 projects that are currently considered to be in the Advanced or Development stage.

Based on the Company’s review and analysis, only 93 (approximately 31%) of uranium projects considered to be in the Advanced or Development stage, or further, are subject to existing royalties (non-governmental) and, of these, the majority of royalty holders are public mining companies (approximately 37%) and private holders (including unknown and state-owned enterprises) (approximately 43%), with the remaining being held by royalty companies (approximately 16%) and private equity firms (approximately 4%). When compared to gold projects, royalties on uranium projects are far less prevalent. According to S&P Global Market Intelligence, only approximately 23% of producing uranium projects and approximately 35% of projects considered to be in the Advanced or Development stage are currently subject to royalties, compared to approximately 34% and approximately 50% for producing and development stage gold projects, respectively.

The Company believes that there is opportunity for greater royalty saturation in the uranium sector, as was experienced in the precious metals sector or the rest of the mining sector, globally, which will provide the Company with the potential for significant growth opportunities.

Uranium Industry Overview

Uranium Uses

The predominant use for uranium is as a fuel for nuclear power plants. Through the process of nuclear fission, the uranium isotope U-235 can undergo a nuclear reaction whereby its nucleus is split into smaller particles. This process releases significant amounts of energy, creating heat to generate steam to spin a turbine, and is the basis of power generation in the nuclear power industry.

Uranium has other commercial uses in the fields of medical diagnosis, agriculture, carbon dating and other industries. However, the volume of demand generated by these uses is very small compared to nuclear power generation. Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and the production of isotopes for commercial uses. Uranium is also the propulsion fuel source for nuclear-powered aircraft carriers, submarines and ice-breaking vessels.

Uranium Production Process

There are two main uranium mining processes:

(i)	Conventional Mining - Conventional mining, being traditional open pit or underground methods, where the rock ore is removed from the ground and processed in order to access the minerals.

Source: Atlas Copco – Mining Methods in Underground Mining, 2007

(ii)	ISR Mining - In situ recovery, or “ISR”, involves leaving the ore where it is in the ground, and recovering the minerals from it by dissolving them and pumping the pregnant solution to the surface where the minerals can be recovered. Consequently, there is little surface disturbance and no tailings or waste rock generated. Uranium in situ leaching uses the native groundwater in the orebody which is fortified with a complexing agent and in most cases an oxidant. It is then pumped through the underground orebody to recover the minerals in it by leaching. Once the pregnant solution is returned to the surface, the uranium is recovered in much the same way as in any other uranium plant (mill).

Source: WNA website – In-situ Leach Mining of Uranium, courtesy of Heathgate Resources

An estimated 50% of the world’s produced uranium is generated from ISR mining. ISR mining generally requires lower start-up costs than conventional mining operations and involves relatively lower cash costs for inputs such as labor, machinery and maintenance.

After uranium is mined and recovered, uranium ore is processed and milled to produce U3O8 concentrates. The ore is crushed, pulverized and ground into a fine powder. Chemicals are added to this powder, causing a reaction that separates the uranium from the other minerals and the concentrate is then extracted. These U3O8 concentrates generally contain 80% – 90% U3O8. The resulting U3O8 is converted to UF6 (or for Candu-type reactors, to UO2).

In order to convert U3O8 to UF6, uranium concentrates are shipped to a uranium conversion facility where such conversion takes place. At temperatures greater than 56°C, UF6 becomes a gas and can be enriched in centrifuges to produce fuel for the majority of reactors. Following the production of UF6, enrichment and fuel fabrication are the next steps before the nuclear fuel is ready for loading into a nuclear reactor.

The figure below provides a general illustration of the nuclear fuel cycle.

Source: U.S. Energy Information Administration

Global Demand for Uranium

With the world’s population exceeding 7.7 billion people and growing, the need for reliable, non-intermittent, pollution free electricity continues to increase. This growth and its associated needs are important drivers for the currently projected long-term increase in nuclear power generation and uranium demand. Currently, global uranium demand is forecasted by UxC to be approximately 193 million pounds in 2019.

According to the U.S. Energy Information Administration, global energy consumption is expected to increase by approximately 50% by 2050, with non-OECD countries, particularly in Asia, expected to comprise the highest rates of growth. The figure below shows global energy consumption from 2010 to 2018 and projected global energy consumption to 2050.

Source: U.S. Energy Information Administration

Nuclear power is a reliable source of clean electricity generation, providing low-cost, low-carbon baseload power, and can be used in conjunction with less reliable renewable energy sources as part of an overall green energy strategy. According to the NEA, nuclear power remains the least expensive low-carbon power option, on par with the lowest carbon dioxide emitting renewable options in terms of cost per MWh of power generation, while offering one of the lowest carbon emissions per MWh of generation.

The figure below illustrates the comparative greenhouse gas emissions for various energy sources.

Source: WNA

The figure below shows the comparative costs of various energy sources in France, Korea, the United Kingdom and the United States broken down by system costs, being back-up and transmission and distribution facility costs, and the levelized cost of electricity (LCOE), being the net present value of the unit-cost of electricity over the lifetime of a generating asset, in U.S. dollars. The data below utilized estimated LCOE plant costs for 2012 and estimated 2014 system costs as reported by the NEA, utilized a 7% discount rate and utilized a 30% generation penetration level for onshore and offshore wind and solar energy for calculating the present value of system costs.

Source: WNA

The reliability, generation capability and low carbon emission profile of nuclear power is especially important in light of global climate change initiatives. In the context of the Paris Agreement on Climate Change (the “Paris Agreement”), 195 countries signed an accord that includes a goal of limiting the increase in global temperatures to two degrees Celsius. The agreement included significant reductions in carbon emissions and the inclusion of nuclear power as a part of the generation mix in meeting carbon reduction targets. The failure of these countries to make more progress on carbon reduction targets to date has generated additional support from a growing coalition of climate change experts and environmentalists to increase nuclear energy’s role in proposed solutions going forward. This represents an important turning point in opinion and policy. Previously, nuclear energy’s role was not fully embraced in the Paris Agreement discussions, despite its importance as a low carbon electricity production alternative.

We believe that the world’s current operating fleet of nuclear power plants, in addition to the global growth in new reactors under construction and those planned, is testimony to the confidence in nuclear power to provide safe, economical and carbon free electricity as part of an overall energy supply mix. As of November of 2019, the WNA data showed 443 reactors operable worldwide with 55 new reactors under construction, 110 reactors planned or on order and another 330 proposed. In its Nuclear Technology Review for 2019, the International Atomic Energy Agency projects global nuclear capacity could grow to 511 GWe by 2030. From the current level of 396 GWe, this amounts to about a projected 30% increase in nuclear generation capacity.

According to the WNA, 19 new reactors are expected to commence commercial production by the end of 2020. The WNA also announced that nuclear generation increased for the sixth consecutive year. A total of 42 reactors have been connected to the global electricity grid from 2013 to 2018, representing robust growth in nuclear power. The WNA also reports that in addition to new nuclear power plants, further capacity increases are being generated by upgrading existing plants and through plant lifetime extensions, particularly in the United States.

The WNA established the Harmony Programme as a reflection of its vision for the future of electricity. The WNA believes there is a need for low-carbon energy sources in order to meet the growing demand for reliable, affordable and clean electricity. Achieving this means nuclear energy capacity must expand and the WNA has set a target under the Harmony Programme of the nuclear industry supplying 25% of global electricity by 2050. The WNA believes that this goal can be achieved through the construction of 1000 GW of new nuclear capacity. The Harmony Programme represents an idealized goal for the nuclear industry in the development of global clean energy and is not a forecast. In addition, the Harmony Programme target does not account for supply and demand factors within the uranium industry.

The figure below shows the Harmony Programme targets for 2050.

Source: WNA

Most of the current and expected growth in nuclear power is from countries like China and India. However, there is also notable growth in other countries such as the United Kingdom, Russia, South Korea and Pakistan, as well as new prospective countries like Bangladesh, Saudi Arabia, Turkey, Egypt and the United Arab Emirates.

The figure below shows nuclear generating capacity from to 2008 to 2018 and projected nuclear generating capacity from 2019 to 2035.

Source: UxC

The projections set forth in the table above support an anticipated annual global uranium demand of approximately 230 mmlb by 2035, based on an assumed uranium requirement of 500 pounds of U3O8 per MWe.

Some countries have embarked on sovereign-backed uranium acquisition programs, building inventory stockpiles for future requirements, including entering into substantial long-term contracts with western suppliers and taking controlling interests in individual mines. In addition, Russia, China and South Korea are pursuing programs to sell nuclear reactors globally. Russia is building and has orders for an aggregate of 36 reactors in China, India, Bangladesh, Turkey, Egypt, Iran, Finland, Belarus, Slovakia, Armenia, Uzbekistan and Hungary. In many cases, the sales agreements contain turnkey provisions, which include uranium supply as a component of the reactor package (initial core loads and subsequent reloads). As a result, it is currently expected that the uranium requirements of such countries will exceed their current production levels.

Japan

The first commercial nuclear power reactor began operating in Japan in 1966 and nuclear energy has been a national strategic priority since 1973. While this strategic priority came under review following the 2011 Fukushima accident, it has since been reconfirmed. According to the Federation of Electric Power Companies of Japan, prior to the Fukushima accident in 2011, there were 54 nuclear reactors in operation in Japan. According to the WNA, as of August of 2019, there were 37 reactors operable in Japan.

Japan continues to make slow progress on re-starting its idled nuclear reactors. Additional required safety upgrades, that are yet to be completed, will challenge both operating and pending reactor restarts. According to the WNA, nine previously shutdown reactors have restarted operations since 2015, six have been approved for restart and ten are in the application process for restart. Japan’s “Plan for Electricity Generation to 2030” has set a goal of nuclear energy supplying 20% to 22% of total electrical generation in the country (approximately 30 reactors) which will continue to drive demand for uranium within the country. In July 2018, Japan approved its 5th Basic Energy Plan, which presented nuclear power as “an important base-load power source contributing to the stability of the long-term energy supply-and-demand structure”, stating that necessary measures will be taken to achieve nuclear power’s share of 20%-22% in the 2030 energy mix.

The United States Energy Information Administration estimates that the additional electricity generated by the reactors restarted in 2018 has allowed the country to reduce its imports of liquefied natural gas for the power sector by 10% in 2019. Despite the challenges facing the recovery of the Japanese industry, global nuclear generation in 2018 returned to levels that existed prior to the Fukushima accident in 2011, due to robust global growth proceeding elsewhere.

United States

According to the Nuclear Energy Institute, the policy organization of the nuclear technologies industry of the United States, nuclear generation in the United States set a new record in 2018 with production of 807.1 billion kilowatt-hours. Nuclear power accounted for approximately 20% of the country’s total electrical generation and approximately 55% of the nation’s clean air energy.

The United States has 98 operating reactors in 30 states, with two new commercial reactors under construction (Vogtle 3 and 4 in Georgia).

The United States remains the world’s largest consumer of uranium with annual requirements of approximately 50 mmlb of U3O8. The United States Energy Information Administration reported domestic mined production totaled 0.7 mmlb in 2018, down 37% from 2017. This amounted to less than 2% of all of the United States’ reactor requirements (uranium loaded) in 2018 and highlights an extreme dependency of the United States on foreign sources of uranium supply. This situation is expected to become more acute in 2019, with United States mined production expected to drop to 70 year lows and less than 1% of the U.S. requirements.

The Nuclear Energy Institute has stated that preserving the existing United States nuclear fleet is a priority for the United States nuclear industry and, increasingly, the federal government and certain individual states. The United States Department of Energy’s “Grid Reliability Study”, published in August of 2017, reinforced this point and identified dysfunctional elements of de-regulated energy markets that need to be fixed to preserve nuclear energy capacity on the United States’ electricity grid. A 2018 Massachusetts Institute of Technology study addressing the future of nuclear energy noted, “decarbonization policies should create a level playing field that allows all low-carbon generation technologies to compete on their merits”. The study also concluded that nuclear power will be needed to keep electricity prices affordable in a world where there are constraints (policies, taxes) on carbon emissions.

Several actions taken by the United States federal government in recent years have been constructive developments for the United States uranium production industry. These include the following:

●	In May of 2018, the Department of the Interior published its final list of critical minerals, being mineral commodities that are vital the U.S.’ security and economic prosperity, which list included uranium.

●	In July of 2018 the Department of Commerce launched an investigation under section 232 of the Trade Expansion Act of 1962 to determine whether uranium imports threaten to impair national security. In April 2019, the Department of Commerce submitted a report to the President of the United States., which, among other things, concluded that uranium was being imported into the U.S. in such quantities and under such circumstances as to threaten to impair the national security of the U.S. In July 2019, the President of the United States declined to concur with this conclusion but agreed that there are significant concerns regarding the impact of uranium imports on national security with respect to domestic mining. While the President declined to impose quotas or other trade measures on uranium imports into the U.S., he found that a fuller analysis of national security considerations with respect to the entire nuclear fuel supply chain was necessary and he established the Nuclear Fuel Working Group, comprised of various government agencies, to develop recommendations for reviving and expanding domestic nuclear fuel production. The Company views this as having the potential to accelerate already improving supply-demand fundamentals with near-term positive impact for the uranium production industry in the United States.

●	In 2018, the Secretary of Energy halted the Department of Energy’s uranium barter system, which was placing price insensitive supply into the market and pressuring uranium prices. As a result, approximately 4.7 mmlb of such supply was removed from the market through 2019. The Secretary of Energy has committed to continuing the halt through 2020, at least.

●	In October 2018, the U.S. federal government enacted the Nuclear Energy Innovation Capabilities Act of 2017, which is expected to expedite the development of advanced reactors in the U.S. by eliminating several of the financial and technological barriers to nuclear innovation. The legislation includes provisions that, among other things, require the Department of Energy to facilitate the siting of advanced reactor research demonstration facilities and to develop a fast test reactor. The legislation also calls for a cost-share program to cover a portion of licensing fees charged by the NRC during its review process for new reactor technologies.

●	In January of 2019, the United States government passed the Nuclear Energy Innovation and Modernization Act, a bi-partisan bill, the purpose of which is to modernize the NRC’s functions by establishing a budget and fee structure and developing a revised licensing framework for advanced nuclear reactors, and which further directs the NRC to establish a pilot project to provide uranium producers with predictable fees for routine licensing matters. Among other things, the legislation caps the annual charges of certain licensees and directs the NRC to establish a technology-inclusive, regulatory framework for the approval of advanced reactor designs in a safe and more efficient manner.

At the State level, Illinois, New York, Connecticut, New Jersey, and Ohio have passed measures enabling nuclear energy to continue providing the clean air and the highly reliable base load electricity for their energy supply. Pennsylvania is also working on measures to preserve their nuclear plants, with a draft law updating the Pennsylvania Alternative Energy Portfolio Standards Act to include nuclear power introduced in the State’s legislature in 2019.

China

In October of 2019, China had 47 operable nuclear reactors, representing about 11% of the world’s nuclear capacity. In 2018, China connected a record 8.3 GWe of new nuclear capacity (7 units), including the world’s first AP1000 and EPR reactors. This represents the second largest annual increase achieved by any country since the advent of civil nuclear power.

Reactors were connected at Tianwan, Haiyang, Sanmen, Taishan, and Yaingjiang. China has continued to prioritize and accelerate its nuclear growth plans to address base load capacity needs and meet clean air objectives. In November of 2018, Chinese officials announced that the country would likely more than triple its nuclear power capacity by 2030. The Energy Research Institute, a Chinese government-backed think tank, recently announced that China must raise nuclear capacity to 554 GW by 2050, if it is to meet its commitments to cut carbon emissions and limit temperature rises.

India

India presently operates 22 reactors with a combined capacity of 6.2 GWe with an additional 7 reactors under construction at the start of 2019. India has committed to plans to significantly expand its nuclear power sector. In January of 2019, India’s Minister of State for the Department of Atomic Energy and the Prime Minister’s Office told Parliament that India planned to bring 21 more reactors online by 2031. The Indian government also reports that talks were ongoing with Electricité de France S.A., a French electric utility company, largely owned by the French state, for the construction of six EPR reactors at Jaitapur, and with Westinghouse Electric Corporation, an American manufacturing company, for the construction of six AP1000 units at Kovvada. In October of 2018, Russia and India signed an agreement to build six nuclear units at a new site in India.

Additional Country-Specific Developments

Additional country-specific developments on the demand side for uranium between 2018 and 2019 include, among other things, the following:

●	Canada continues to achieve significant decarbonization goals with its 19 power reactors, all but one of which are in Ontario. Ten such units are undergoing refurbishment to extend their operating lifetimes by a reported 30 to 35 years. Interest in the on- and off-grid applications of Small Modular Reactor (SMR) technology in Canada is notable. Canadian Nuclear Laboratories set a goal of siting an SMR on its Chalk River site by 2026 and, in April of 2018, invited proponents to evaluate the construction and operation of a demonstration SMR at that site. In March of 2019 the Canadian Nuclear Safety Commission received the first license application for an SMR to be built at Chalk River (with support from Ontario Power Generation).

●	South Korea has 24 operable nuclear reactors, which generated approximately 24% of the country’s electricity in 2018. Despite the importance of nuclear power to the country’s energy security, South Korea President Moon announced in 2017 a plan to gradually phase out nuclear power. However, in October of 2017, a public panel voted in favor of completing the two reactors under construction that the government had previously suspended, and there has been strong opposition from the public and business community towards any efforts to reduce the country’s commitment to nuclear power. Korea Hydro and Nuclear Power connected the country’s second APR1400 reactor, Shin Kori 4, to the grid in April of 2019. Shin Hanul 1, another APR1400 reactor, is expected to follow later this year, which will see the country’s operable capacity rise to a record 24 GWe.

●	The United Kingdom has commenced upgrading its nuclear fleet to new, advanced reactors. In December 2018, the first concrete was poured for Unit 1 of Hinkley Point C near Somerset, England, marking the official start of construction of the twin unit, 3,200 MWe nuclear power station.

●	In 2014, France enacted the Energy Transition for Green Growth Bill, which included a targeted reduction of reliance on nuclear power by 50% by 2025, which would result in the shutdown of 14 reactors. However, in 2017, this target was postponed and France’s November 2018 draft energy plan confirmed an extended target date of 2035. It is believed that this energy policy will continue to be debated in France. France’s oldest reactors, Fessenheim 1 and 2 (construction began in 1971 and 1972, respectively) have been slated for retirement in 2020. However, discussions have commenced respecting the siting and construction of new reactors, as such older units are retired in the future.

●	Construction on the first nuclear plants in Turkey and Bangladesh commenced in April of 2018 and November of 2017, respectively.

●	In 2018, Egypt signed a contract with Russia to build four reactors, and in 2019, the Egyptian regulators granted approval to move ahead with construction on the El Dabaa site.

●	Saudi Arabia currently plans to construct two large nuclear power reactors and a number of small reactors for desalination. Its current goal is to achieve 17 GW of nuclear capacity by 2040.

●	The United Arab Emirates has completed construction of the first of four reactors at the Barakah Nuclear Power Plant. Start-up has been delayed to 2020 to complete operator training and obtain regulatory approvals. Units 2 through 4 are in advanced stages of completion.

●	A 2400 MWe plant with two reactors is scheduled for completion in 2019 in Belarus.

●	In December of 2017, Uzbekistan and Russia signed an intergovernmental agreement on cooperation in the use of nuclear energy for peaceful purposes and in September of 2018 a further intergovernmental agreement was signed for construction of two reactors in Uzbekistan with planned commissioning in 2028. It has been reported that discussions have commenced between Russia and Uzbekistan respecting two additional reactors beyond those currently planned.

In addition to traditional reactor demand, the recent re-emergence of speculative, investor interest in physical uranium has had meaningful impact on current supply and demand fundamentals. Between 2017 and 2018, Uranium Participation Corp. acquired 2.0 mmlb of U3O8, and Yellow Cake purchased 8.4 mmlb of U3O8 from Kazatomprom. In 2019, Yellow Cake purchased an additional 1.175 mmlb from Kazatomprom. These purchases, and others made directly by hedge funds for their own accounts, have the impact of sequestering available supply from the spot market and reducing the volume of uranium available for purchase by other potential buyers.

Global Supply for Uranium

As a result of a weak price environment over the last several years, many suppliers of uranium have been required to adjust production through either the reduction of capacity or the shutting of mines. The uranium price remains below the all-in production costs of most of the world’s largest primary sources of uranium. In addition to shuttering supply, many companies have reduced or eliminated exploration budgets to save on costs. The Company believes the latter development results in an insufficient pipeline of projects that can be called on to meet demand in a rising market price environment. Furthermore, the lead times to license, permit and construct a new uranium mine can take seven to ten years (or longer), even when sufficient incentive prices materialize.

Recent Curtailments

Over the last four years, there have been major production curtailments announced by uranium producers, including Cameco and Kazatomprom, the world’s two largest uranium producers. In addition, there has been new purchasing activity relating to the formation of physical uranium funds and planned purchases by Cameco. The Company believes that such reduction in uranium production and additional purchasing activity has the potential to positively impact uranium market fundamentals in the future.

Disclosure in this Prospectus regarding curtailments within the uranium market is derived from the public disclosure of the applicable companies, unless otherwise noted. The values provided in the table below are the stated quantities of curtailed material for each of the relevant assets.

The tables below set forth certain publicly disclosed uranium curtailments from 2016 to 2019, and certain additional announced uranium market activity, respectively.

Uranium Curtailments from 2016 to 2019

Company	Project	Annual Production Curtailment	Disclosure
Cameco(1)	Rabbit Lake mine	3.6 mmlb	In April of 2016, Cameco announced the suspension of production at its Rabbit Lake mine.
Cameco(1) / Orano	McArthur River mine	2 mmlb	In April of 2016, Cameco announced the reduction of 2016 production targets at its McArthur River mine.
Cameco(1)	U.S. operations	1.4 mmlb	In April of 2016, Cameco announced the curtailment of production at its U.S. operations.
Kazatomprom(2)	Kazak operations	5 mmlb	In January of 2017, Kazatomprom announced a 10% reduction on its planned uranium production.
Orano(3)	Niger operations	4 mmlb	In October of 2017, guidance for the Somair mine and Cominak mine was reported to be reduced by 13-16%. In October of 2019, Orano announced the closure of the Cominak mine in 2021, due to depletion of reserves, removing a total of 3 mmlb of annual capacity from the market.
Cameco(4) / Orano	McArthur River mine and Key Lake mill	18 mmlb	In November of 2017, Cameco announced the suspension of production at its McArthur River and Key Lake milling operations by the end of January of 2018. In July of 2019, Cameco disclosed that there is “a long way to go” before the McArthur River mine could be restarted.
Kazatomprom(5)	Kazak operations	8 mmlb	In December of 2017, Kazatomprom announced its intention to reduce planned uranium production by 11,000 tonnes, or approximately 20%, over a period of three years commencing in January of 2018.
Paladin(6)	Langer Heinrich Mine	3.1 mmlb	The Langer Heinrich Mine was placed on care and maintenance in May of 2018.
Kazatomprom(7)	Kazak operations	Up to 12.3 mmlb	In August of 2019, Kazatomprom announced its intention to maintain its 20% curtailment of planned production through 2021.

Notes:

(1)	As announced by Cameco in its press release dated April 21, 2016.
(2)	As announced by Kazatomprom in its press release dated January 10, 2017.
(3)	As reported by Thomson Reuters in two articles dated October 11, 2017 and another article dated October 23, 2019.
(4)	As announced by Cameco in its press release dated November 8, 2017, and as disclosed by Cameco in its management’s discussion and analysis for the quarter ended June 30, 2018.
(5)	As announced by Kazatomprom in its press release dated December 4, 2017.
(6)	As disclosed in Paladin’s annual report for the year ended June 30, 2018. Production curtailment is estimated based on Paladin’s production disclosure in relation to the Langer Heinrich Mine for the four quarters preceding the placement of the mine on care and maintenance.
(7)	As disclosed in Kazatomprom’s press release dated August 20, 2019.

Additional Uranium Market Activity

Year	Company	Purchased	Disclosure

2017-18	Uranium Participation Corp.(1)	2.0 mmlb	Purchased 1.35 mmlb of U3O8 in the second half of 2017 and 675,000 pounds of U3O8 in the second quarter of 2018.
2018	Yellow Cake(2)	8.4 mmlb	Purchased US$170 million of U3O8 at a price of US$21.01 per pound and US$8.2 million of U3O8 at a price of US$23.30 per pound.(3)
2019 (to date)	Yellow Cake(2)	1.175 mmlb	Purchased US$30.4 million of U3O8 at a price of US$25.88 per pound.(4)
2019 (estimated)	Cameco	TBD	Anticipated 21-23 mmlb of required purchases of U3O8 in 2019. (5)

 Notes:

(1)	As announced by Uranium Participation Corp. in its press releases dated January 9, 2018, and August 2, 2018.

(2)	The Kazatomprom Agreement allows Yellow Cake to purchase a further US$100 million of U3O8 over the nine years following Yellow Cake’s initial public offering.
(3)	As disclosed by Yellow Cake in its October 2018 investor presentation.
(4)	As disclosed by Yellow Cake in its June 3, 2019 press release.
(5)	As disclosed by Cameco in its second quarter 2019 investor presentation.

The figure below shows the depleted, reduced, suspended and sequestered uranium supply in 2017 and 2018, and the projected depleted, reduced, suspended and sequestered uranium supply from 2019 to 2035.

# Industry Supply Dynamics

Depleted, Reduced, Suspended, Sequestered (Mlbs $U_3O_8$)
-10
-20
-30
-40
-50
-60
-70
-80
-90
-100
©2019 TradeTech
IGPI™ Depletion (Aggregated)
Reduced
Suspended
Sequestered
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035

Source: TradeTech

Secondary Supply

The quantities of U3O8 made available from secondary supplies has been decreasing and, according to UxC, secondary supplies are currently estimated to be supplying only approximately 25% of global uranium demand. The key sources of secondary supply include commercial inventories, government inventories, under-feeding of enrichment plants (the process of decreasing the operational tails assay, or percentage of U-235 included in the delivered enriched uranium product, below the transactional tails assay, or percentage of U-235 included in the contracted enriched uranium product with the buyer) and recycling of materials from reprocessing. UxC estimates secondary market supply will continue to decrease from approximately 49 mmlb in 2019 to approximately 34 mmlb in 2024.

Commercial inventories are predominantly held by utilities to ensure that any supply disruption will not affect reactor operations and to allow for contract lead times involved in the various fuel cycle stages. These inventories generally cover between one and three years of reactor requirements. Commercial inventories beyond this level are regarded as surplus and may be sold or loaned to other parties (but not often during periods of tightening fundamentals and price strengthening).

Government inventories are generally held for strategic purposes to ensure security of supply, as well as for new build programs, especially in the case of countries such as China and India, which have publicly stated their intention to build inventories. While the exact size of Russian government inventories is not clear, it is thought that such inventories are intended for use in domestic nuclear power plants. However, Russia’s requirements are supplemented from foreign investments in mining operations, such as those in Kazakhstan.

Uranium Pricing

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC and TradeTech.

The contracts entered into by nuclear utilities usually provide for deliveries to begin two to four years after such contracts are signed and provide for delivery from four to ten years thereafter. In awarding medium and long-term contracts, utilities consider the producer’s uranium reserves, record of performance and production cost profile, in addition to the commercial terms offered. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. The actual price mechanisms under these contracts are usually confidential.

The figure below illustrates the uranium spot and term price, being the published long-term price of uranium based on reported multi-year agreements) from 2004 to 2019, in U.S. dollars.

# Historic Uranium Spot and Term Price

US$/lb U3O8
© UxC
$135
$125
$115
$105
$95
$85
$75
$65
$55
$45
$35
$25
$15
Term
Spot
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19

Source: UxC

In response to strong supply and demand fundamentals (renewed global interest in nuclear energy and under-investment in uranium resources, further impacted by major supply disruptions and strong speculative interest), the uranium market reached an all-time high in 2007 at US$138 per pound. The uranium market receded from these highs during the financial crisis, but spot prices again rallied to a level of US$70 per pound in the months preceding the Fukushima accident in early 2011. The Fukushima accident set in motion a prolonged bear market, which included a 75% decrease in uranium spot prices to a low of near US$17.75 per pound in November of 2016. The uranium market has since seen large volatility, and was up over 40% from that cycle low point through September of 2019.

In 2018, global uranium consumption once again recovered to levels that existed prior to the Fukushima accident in 2011, as a result of new reactors coming online and other existing units re-starting after extensive safety checks and upgrades. On the supply side, as the market price for uranium had decreased below production costs for many mines, operators scaled back or shutdown uranium mining operations, effectively reducing access to continuous sources of uranium. The expiration of legacy hedged contracts accelerated this phenomenon. The combination of these factors has been the fundamental stimulus for the recovery in uranium prices from cycle lows in 2016.

The figure below illustrates the broker average price and spot price from January of 2014 to August of 2019, in U.S. dollars.

# Broker Average and Spot Price

US$/lb U3O8
© UxC
Ux U3O8 Price
UxC BA Offer
UxC BAP
UxC BA Bid
$45
$43
$41
$39
$37
$35
$33
$31
$29
$27
$25
$23
$21
$19
$17
J-02-14
F-13-14
M-27-14
M-08-14
J-19-14
J-31-14
S-11-14
O-23-14
D-04-14
J-15-15
F-26-15
A-09-15
M-21-15
J-02-15
A-13-15
S-24-15
N-05-15
D-17-15
J-28-16
M-10-16
A-21-16
J-02-16
J-14-16
A-25-16
O-06-16
N-17-16
D-29-16
F-09-17
M-23-17
M-04-17
J-15-17
J-27-17
S-07-17
O-19-17
N-30-17
J-11-18
F-22-18
A-05-18
M-17-18
J-28-18
A-09-18
S-20-18
N-01-18
D-13-18
J-24-19
M-07-19
A-18-19
M-30-19
J-11-19
A-22-19

Source: UxC

From a low of US$17.75 per pound in November of 2016, the uranium spot price increased to above US$26 per pound in the first quarter of 2017. From there, it subsequently decreased to US$20 per pound in the third quarter and closed 2017 near US$24 per pound. In 2018, there was similar volatility, with prices ranging from US$23.75 at the start of the year, falling to a low of US$20.10 in early April and ultimately rising to a high of approximately US$29.20 per pound in November 2018 as a result of suppliers cutting significant production volumes.

In 2019, market access and trade policy have contributed to further volatility in uranium prices. At the beginning of 2019, uranium prices continued to retreat from the November 2018 high to a low of approximately US$24.00 per pound in June of 2019 as utility and investor demand was lower as a result of pending trade policy developments in the U.S. Between June and mid-July 2019, the uranium spot price recovered to approximately US$26.00. At the end of September 2019, the uranium spot price was approximately US$25.70.

According to UxC’s 2019 third quarter “Uranium Market Outlook”, world base case uranium demand is approximately 193 mmlb in 2019, exceeding the 142 mmlb of projected global production by approximately 51 mmlb.

The figure below shows certain supply and demand dynamics in the uranium supply and demand in 2017 and 2018, and projected supply and demand dynamics from 2019 to 2035.

# Uranium Market Supply and Demand Dynamics

Million lbs. $U_3O_8$
250
200
150
100
50
-
Appetite for New Production
Established Production Base (Weighted)
Secondary Suppy
Reactor Requirements
©2019 TradeTech
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035

Source: TradeTech

The long-term demand that enters the market is affected, in large part, by utilities’ uncovered requirements. UxC estimated in its 2018 first quarter “Uranium Market Outlook” that uncovered demand was only 4.4 mmlb of U3O8 in 2018. According to UxC’s 2018 fourth quarter “Uranium Market Outlook”, uncovered demand, however, was projected to increase significantly, with approximately 19 mmlb remaining uncovered in 2020. In the 2019 third quarter report, annual uncovered demand rises rapidly for years after 2020, to 72.5 mmlb of U3O8 in 2025 and approximately 113 mmlb of U3O8 in 2030 (representing roughly 59% of total base case demand). UxC has estimated that, taken together, over 1.5 billion pounds of U3O8 will be uncovered between 2019 and 2035.

From 2005 to 2012, on average, roughly 200 mmlb of U3O8 equivalent were contracted in the long-term market each year. From 2013 to 2018, the long-term market contracted an average of about 75 mmlb of U3O8 equivalent per year. With low contract volumes in recent years and increasing uncovered requirements, the Company expects that long-term contracting activity will have to increase in the near future, as utilities look to secure supply and move U3O8 through the nuclear fuel cycle in order to fuel the world’s growing fleet of nuclear reactors.

The figures below show historic long-term contracting volumes from 1990 to 2018 and projected uncommitted requirements from 2018 to 2035.

Source: UxC

As seen previously, the forces of supply and demand ultimately drive the price of uranium and this relationship is expected to continue to determine the uranium market’s future direction.

While the market has improved over 2016 lows, lower market activity, in part due to U.S. trade policy uncertainties, caused the recovery to stall in 2019. In addition to the resolution of these trade issues, the Company still expects several, more fundamental, drivers to further bolster prices. Higher priced contracts that support production costs are continuing to roll out of producer and utility supply portfolios. These higher priced contracts are not replaceable, as current market prices are below production costs for the vast majority of producers. The trend of production cuts and deferrals will likely continue until prices rise sufficiently to sustain long-term mining operations. On the demand side, further upside market pressure also appears likely to evolve, as utilities return to a longer-term contracting cycle to replace expiring contracts. As these and other forces unfold, the more recent inventory-driven market is likely to wane, paving the way for a more production-driven market. Lead times for new production typically range from seven to ten years. The market appears to be within the time frame required for investment to bring new supply online to meet those lead times. However, price levels have not yet recovered to levels that would incentivize future production. The Company believes the supply and demand fundamentals should continue to exert upward price pressure on uranium.

Regulation within the Uranium Industry

The production, handling, storage, conversion, upgrading and use of uranium are subject to extensive governmental controls and regulation. The Company does not currently own physical uranium. In the event the Company acquires physical uranium in the future, it will follow the laws, regulations and guidelines in the applicable jurisdictions. URC is unable to predict what additional legislation or amendments may be proposed that might affect the uranium industry or when any proposals, if enacted, might become effective.

Competition

The uranium industry is small compared to other commodity industries and, in particular, other energy commodity industries. Uranium demand is international in scope, but supply is characterized by a relatively small number of companies operating in only a few countries. Production, in general, is concentrated among a small number of producers and is also geographically concentrated with approximately 76% of the world’s production in 2018 coming from only four countries: Kazakhstan, Canada, Australia and Namibia.

THE URC ASSET PORTFOLIO

URC currently holds the following assets:

●	7.6 million ordinary shares, representing approximately 9.9% of the initial public offering of Yellow Cake, a specialist company listed on AIM that purchases and holds physical uranium (approximately 9.6 million pounds of uranium oxide were held by Yellow Cake, as at June 30, 2019), which investment represents approximately 8.6% of Yellow Cake’s reported issued and outstanding ordinary shares, as at June 30, 2019;

●	Conditional Royalty Agreements, pursuant to which the Company will acquire royalties on three additional uranium projects on or around the Closing Date;

●	Existing Royalties on eight uranium projects;

●	The Laramide Promissory Note; and

●	The Diabase Royalty Option, pursuant to which the Company may acquire a royalty on one additional uranium project.

As at the date of this Prospectus, the Company has determined that the Roughrider Royalty is the only royalty asset that is material to the Company on a standalone basis, which determination was based on a consideration of various factors, including the consideration payable for the Roughrider Royalty. Please refer to “- Conditional Royalties - Roughrider Project” below and Appendix “D” for further information regarding the Roughrider Project.

The table below summarizes the royalty interests held by URC as of the date of this Prospectus.

Project	Operator	Location	District	Type of Royalty	Mining Method	Project Stage

Conditional Royalties:
Roughrider(1)	Rio Tinto	SK, Canada	Athabasca Basin	Up to 1.9701% NSR	Conventional	Development(1)
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% GRR	Conventional	Development
Reno Creek(2)	UEC	WY, USA	Powder River Basin	0.5% NPI	ISR	Development

Existing Royalties:
Church Rock	Laramide	NM, USA	Grants Mineral Belt	4.0% NSR	ISR	Development
Dewey-Burdock(2)	Azarga	SD, USA	Black Hills Uplift	30% Net Proceeds	ISR	Development
Lance(2)	Peninsula	WY, USA	Powder River Basin	4.0% GRR	ISR	Production Idled
Roca Honda(2)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% GRR	Conventional	Development(3)
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% NSR	Conventional	Advanced
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% NSR	Conventional	Advanced
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% NSR	Conventional	Development
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia	Central Namib Desert	A$0.12 per kg PR	Conventional	Production Idled

Royalty Option:
Diabase	UEC	SK, Canada	Athabasca Basin	3.0% GRR	N/A	Early Exploration

 Notes:

(1)	The Roughrider Royalty also applies to the Russell Lake and Russell Lake South projects, which are considered to be Early Exploration stage projects, located in the Athabasca Basin. See “ – Conditional Royalties – Roughrider Project”, below.
(2)	The royalty acquired or to be acquired by URC does not apply to the entirety of the project. See “ – Royalty Interests”, below.
(3)	While the Historic Roca Honda Technical Report included a preliminary economic assessment on the Roca Honda Project, such preliminary economic assessment did not include the area covered by the Roca Honda Royalty.

Note on Classification of Project Stages

The Company classifies its projects based on the stage of current and historical exploration, development and production. The following is a description of the categories utilized by the Company to classify the project stage of each of its royalty interests.

Project Stage	Description

Early Exploration	A project is considered to be in the Early Exploration stage when there is no current or historic mineral resource or mineral reserve defined for the project.

Development	A project is considered to be in the Development stage when the project has a current or historic mineral resource or reserve defined for the project, but there is no current preliminary economic assessment, pre-feasibility study or feasibility study completed by the operator thereof to support the potential economic viability of such resource or reserve.

Advanced	A project is considered to be in the Advanced stage when there is a current mineral resource or mineral reserve defined for the project, which is supported by a preliminary economic assessment, a pre-feasibility study or a feasibility study.

Production Idled	A project is considered to be in the Production Idled stage when the project, or part of it, has been in production at any time during the past three calendar years, but such production has been idled due to market conditions or otherwise.

Yellow Cake Investment

Overview

Pursuant to the Yellow Cake Agreement, on July 5, 2018, the Company completed a strategic acquisition of 7,600,000 ordinary shares, representing approximately 9.9% of the initial public offering of Yellow Cake, representing approximately 8.6% of Yellow Cake’s reported issued and outstanding ordinary shares as at June 30, 2019. The Yellow Cake Agreement is a key strategic asset for URC, as it also provides exposure to Yellow Cake’s physical uranium, provides URC with the option to acquire physical uranium and provides for future cooperation and collaboration in relation to acquisitions of physical uranium, royalties, streams and similar interests, as described in more detail below.

Yellow Cake is a specialist company operating in the uranium sector, created to purchase and hold U3O8 with the stated objectives of offering its shareholders exposure to the price of U3O8 through the purchase and storage of physical uranium and exploiting a range of expected opportunities connected with owning U3O8, and uranium-based financing initiatives, such as commodity streaming and royalties.

Yellow Cake’s ordinary shares were initially admitted for trading on AIM on July 5, 2018, under the symbol “YCA”. In connection with its admission to AIM, Yellow Cake completed a concurrent financing for gross proceeds of approximately £151 million, the proceeds of which were utilized, in part, to purchase physical U3O8 under the Kazatomprom Agreement. See “ – Kazatomprom Agreement”, below.

On July 22, 2019, Yellow Cake announced that its net asset value per ordinary share as at June 30, 2019, was £2.18 ($3.62, as at June 30, 2019) per share, consisting of 9,616,385 pounds of U3O8 valued at a spot price of US$24.70 per pound (based on the month-end spot price reported by UxC for June 30, 2019), a derivative financial liability of US$2.8 million and other net assets of US$9.0 million.

Kazatomprom Agreement

Kazatomprom, the state-owned uranium company of Kazakhstan, is the world’s largest producer of uranium and is, according to the WNA, estimated to hold approximately 12% of the world’s uranium resources.

On May 18, 2018, Yellow Cake entered into the Kazatomprom Agreement with Kazatomprom. Pursuant to the terms thereof, in connection with its initial listing on AIM, Yellow Cake acquired approximately 8.1 mmlb of U3O8 at a price of US$21.01 per pound.

On July 9, 2018, Yellow Cake announced that it had received such U3O8, which is held in a storage account at Cameco’s Port Hope / Blind River facilities, located in Ontario, Canada.

On August 10, 2018, Yellow Cake announced that it acquired an additional 350,000 pounds of U3O8 at a price of US$23.30 per pound under the Kazatomprom Agreement, which U3O8 was transferred to Yellow Cake on August 23, 2018 and is stored at Cameco’s Port Hope / Blind River facilities, located in Ontario, Canada.

In April 2019, Yellow Cake announced that it completed a financing whereby it issued 12,039,086 of its ordinary shares at a price of £2.15, for gross proceeds of £25.9 million and partially exercised its option under the Kazatomprom Agreement to acquire an additional 1.175 mmlb of U3O8 from Kazatomprom at a price of US$25.88 per pound, which was transferred to Yellow Cake on May 31, 2019.

Pursuant to the terms of the Kazatomprom Agreement, Yellow Cake has the right to acquire up to US$100 million of U3O8 from Kazatomprom in each of the nine calendar years following the date of its initial admission to AIM, being July 5, 2018.

Yellow Cake Storage Arrangement

Yellow Cake has disclosed that all U3O8 owned by it will be stored at a small number of licensed conversion facilities located in Canada, the United States and France. Yellow Cake expects that any transfers of U3O8 held by Yellow Cake at such conversion facilities held by licensed operators will be completed by book transfer and that Yellow Cake will not have the right to remove, or request the removal of, the U3O8 held in storage on its behalf.

On May 18, 2018, Yellow Cake signed a storage agreement with Cameco, which provides for the storage of Yellow Cake’s U3O8 at Cameco’s Port Hope / Blind River facilities, located in Ontario, Canada. Under this storage agreement, if Yellow Cake elects to sell any U3O8 owned by it and stored at such facility, it will be required to sell to a purchaser that has been approved by Cameco to store U3O8 in a storage account at such facility and who wishes to store the purchased U3O8 at such facility, such approval not to be unreasonably withheld or delayed. Any potential purchaser wishing to purchase and transfer Yellow Cake’s U3O8 out of its storage accounts at the Port Hope / Blind River facilities would require, among other things, a specific governmental license to possess and use nuclear substances in Canada.

URC Storage Arrangement

On February 1, 2019, the Company entered into a transfer and storage account agreement with Cameco, with provisions substantially the same as those described above. The agreement provides for the storage of U3O8 at Cameco’s Port Hope / Blind River facilities, located in Ontario, Canada, which will permit the Company to store U3O8 acquired from Yellow Cake’s inventory, open market purchases, book transfers and other physical uranium acquired through counterparties at the Port Hope / Blind River facilities.

The Yellow Cake Agreement

Pursuant to the Yellow Cake Agreement, the Company acquired 7,600,000 ordinary shares of Yellow Cake at a subscription price of US$2.63 per ordinary share for an aggregate gross subscription amount of US$20.0 million. The subscription price was equal to the price per share in UK pounds sterling under Yellow Cake’s approximately £151 million financing completed concurrently with its admission to AIM. Pursuant to the Yellow Cake Agreement, the Company received a commitment fee equal to 3.75% of the gross proceeds of the Company’s investment in Yellow Cake, being US$750,000.

The Yellow Cake Agreement provides for a long-term strategic relationship between URC and Yellow Cake, including, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under the Kazatomprom Agreement to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at the same price at which Yellow Cake acquires the U3O8 pursuant to the Kazatomprom Agreement.

In the event that URC elects to acquire U3O8 pursuant to its option under the Yellow Cake Agreement, the Yellow Cake Agreement provides that URC and Yellow Cake will agree, acting in good faith, on the conversion facility to which the underlying U3O8 will be delivered to under the Kazatomprom Agreement, provided that Yellow Cake will not be required to use a conversion facility where it does not already have a storage agreement in place. Any U3O8 acquired by URC from Yellow Cake under the Yellow Cake Agreement will be delivered to URC by book transfer at the agreed conversion facility.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: The Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

Pursuant to the Yellow Cake Agreement, if URC holds at least 10% of the outstanding voting rights in Yellow Cake, it will be entitled to appoint one individual to be a non-executive director of Yellow Cake, provided that such appointee meets certain suitability and qualification requirements. As at June 30, 2019, URC held 8.6% of the outstanding voting rights attached to Yellow Cake’s ordinary shares. However, under the terms of the Yellow Cake Agreement, so long as URC is a shareholder of Yellow Cake and the strategic cooperation arrangements between the parties are ongoing, URC has the right to appoint an observer to attend and speak at meetings of the Yellow Cake board of directors at which the Company’s appointed director is not present. Such observer does not have the right to vote on matters considered by the Yellow Cake board of directors.

Laramide Promissory Note

The assets acquired under the Westwater Agreement also include the Laramide Promissory Note. The Laramide Promissory Note has a principal amount outstanding of US$2.0 million, which is due on January 5, 2020. Interest thereunder is payable by Laramide on a quarterly basis at a rate of 5% per annum, which may increase to 10% upon Laramide’s decision regarding commercial production at the Church Rock Project. The terms of the Laramide Promissory Note provide Laramide with the option to satisfy the repayment of up to 50% of the principal amount by issuing URC USA common shares of Laramide at a price equal to the volume-weighted-average price of such shares on the Toronto Stock Exchange for the 20 trading days prior to the payment date.

Royalty Interests

A description of the Conditional Royalties, the Existing Royalties and the Diabase Royalty Option is set out below. See “ – Resource Estimates” for information regarding mineral resource estimates for the projects relating to these interests.

For a detailed description of the Roughrider Project, being the property that is subject to the Company’s material royalty interest, please refer to Appendix “D”.

The map below shows the locations of the Conditional Royalties, the Existing Royalties and the Diabase Royalty Option, as well as the Company’s interests under the Yellow Cake Agreement.

Roughrider
Diabase*
Russell Lake
Michelin
London
Yellow Cake
Lance
Reno Creek
Dewey-Burdock
Blind River
Slick Rock
Church Rock
Roca Honda
Anderson
Workman Creek
Legend
Production Idled (Owned)
Advanced (Owned)
Development (Owned)
Development (Conditional)
Early Exploration (Owned)
* Denotes option to acquire royalty on asset
Langer Heinrich

The table below sets out the purchase price paid or payable by the Company in connection with the acquisition of the assets described therein. Any purchase price denominated in U.S. dollars has been converted using the Current Exchange Rate, in the case of Conditional Royalties, and the date of the closing of the applicable transaction, in the case of completed transactions.

Uranium Interest	Purchase Price		Cash Consideration	Security Consideration
	($ millions)		(%)	(%)
Yellow Cake investment	$25.5		100.0%	–

Existing Royalties
UEC royalty portfolio(1)	$6.0		–	100.0	%(2)
Langer Royalty	$2.0	(3)	–	100.0	%(3)
Westwater portfolio(4)	$3.7		100.0%
Royalty Option
Diabase Royalty Option	$0.1	(5)	100.0%	–
Total Existing Asset Portfolio	$37.3

Conditional Royalties
Roughrider Royalty	$5.9	(6)	50.0%	50.0%
Michelin Royalty	$4.3	(7)	–	100.0%
Reno Creek Royalty	$0.3		100.0%	–
Total Conditional Royalty Portfolio(8)	$10.5
Total Asset Portfolio(8)	$47.8

 Notes:

(1)	Comprised of the Anderson Royalty, the Slick Rock Royalty and the Workman Creek Royalty.
(2)	Settled by the issuance of 12 million Common Shares, with a fair value of $12 million when such Common Shares were issued, as determined under IFRS for the purposes of the Annual Financial Statements.
(3)	Includes (a) the purchase price for the Langer Royalty Option, which was settled by the issuance of 750,000 Common Shares, together with the transaction cost, with a fair value of $760,138 when such Common Shares were issued, as determined under IFRS for the purposes of the Annual Financial Statements; and (b) the exercise price of the Langer Royalty Option, which was settled by the issuance of 1,354,167 Special Warrants, with a fair value of $2,031,251 when such Special Warrants were issued, as determined under IFRS for the purposes of the Interim Financial Statements. These Special Warrants were automatically exercised on October 27, 2019, for 1,354,167 Common Shares.

(4)	Comprised of the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty, the Roca Honda Royalty and the Laramide Promissory Note.
(5)	Does not include consideration payable on exercise of the Diabase Royalty Option.
(6)	Assuming URC acquires the maximum royalty under the Roughrider Agreement. To be settled by the issuance of up to 1,970,100 Conditional Units and up to $2,955,150 in cash.
(7)	To be settled by the issuance of 2,833,333 Conditional Units.
(8)	Assumes the acquisition of all Conditional Royalties is completed in accordance with the terms of the Conditional Royalty Agreements.

Conditional Royalties

The Company has entered into the Conditional Royalty Agreements, pursuant to which the Company intends to complete each of the Conditional Acquisitions.

Subject to the satisfaction of the conditions set forth therein, each Conditional Acquisition provides for the acquisition of the underlying Conditional Royalty by the Company from the applicable counterparties upon payment of the applicable consideration. See the description of each Conditional Acquisition below for details on the form and amount of consideration payable by the Company in respect of each Conditional Acquisition.

Completion of certain Conditional Acquisitions is conditional on completion of the Offering and the listing of the Common Shares on a Canadian stock exchange. Additionally, the Conditional Royalty Agreements include certain customary conditions for the sole benefit of the Company, including the absence of any material adverse effect with respect to the underlying Conditional Royalty.

Each of the Conditional Royalty Agreements provides that any party thereto may terminate such agreement in the event that completion of the applicable acquisition does not occur on or prior to a specified outside date. See the description of each Conditional Acquisition below for additional details on the applicable outside date for each Conditional Acquisition.

There can be no assurance that the conditions to the Conditional Acquisitions, or any of them, will be satisfied and/or waived by the applicable parties or that all or any of the Conditional Acquisitions will be completed as contemplated or at all. See “Risk Factors – Risks Related to the Offering and Holding of the Securities”.

The Company currently expects to complete each of the Conditional Acquisitions on or around the Closing Date.

Roughrider Project

Acquisition Terms

Pursuant to the terms of the Roughrider Agreement, URC has agreed to acquire the Roughrider Royalty from the holders thereof. The Consideration payable by URC under the Roughrider Agreement, assuming the maximum royalty is acquired under the Roughrider Agreement, is $5,910,300, one-half of which is payable in cash and one-half of which is payable by the issuance of 1,970,100 Conditional Units, at a price per unit equal to the Offering Price.

The Roughrider Agreement may be terminated by the Company or by the representative of the vendors under the Roughrider Agreement if the Offering and the listing of the Common Shares on the Exchange is not completed by December 31, 2019.

Royalty Description

The royalty interest to be acquired under the Roughrider Agreement is an up to 1.9701% NSR payable pursuant to the interest that Rio Tinto Canada Uranium Corporation or any of its subsidiaries, assignees or successors holds from time to time in the underlying property (the “Roughrider Royalty”).

About the Roughrider Project

The Roughrider Project is a Development stage, conventional uranium project located in the eastern Athabasca Basin of northern Saskatchewan and is located approximately seven kilometers north of Points North Landing and covers an area of approximately 598 hectares (the “Roughrider Project”). The Roughrider Project is 100% owned by a wholly owned subsidiary of Rio Tinto. The Roughrider Royalty also applies to the Russell Lake and Russell Lake South projects, which are considered to be Early Exploration stage projects, located in the south-eastern rim of the Athabasca Basin.

The Roughrider Project was the flagship asset of Hathor, which Rio Tinto acquired for US$550 million between 2011 and 2012 pursuant to a competitive take-over bid that included a competing bid from Cameco.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Roughrider Project has been summarized from the Roughrider Technical Report, a copy of which is available under the Company’s profile on SEDAR, as well as from Rio Tinto’s public disclosure.

The Roughrider Project was first explored in 2008 by Hathor, which completed an initial mineral resource estimate on a portion of the project in 2009. Hathor continued to develop the Roughrider Project, filing the Historic Roughrider Technical Report, which included the Roughrider East Zone and Roughrider West Zone, in October of 2011. The Historic Roughrider Technical Report also included a preliminary economic assessment for the project (which Hathor announced the completion of in September 2011) which is not being treated as current by the Company.

The Historic Roughrider Technical Report included the following historic mineral resource estimates: (a) for the Roughrider West Zone, an indicated resource of 17.21 mmlb of U3O8 (0.39 million tonnes at an average grade of 1.98% U3O8) and an inferred resource of 10.60 mmlb of U3O8 (0.04 million tonnes at an average grade of 11.03% U3O8); and (b) for the Roughrider East Zone, an inferred resource of 30.13 mmlb of U3O8 (0.12 million tonnes at an average grade of 11.58% U3O8).

The Company is treating the Historic Roughrider Technical Report and the mineral resource estimate therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. There are no other recent estimates or data available for the Roughrider Project as of the date of this Prospectus and a detailed study of the current technical data relating to the property, together with the preparation of an updated development plan is required to be conducted in order to update these historical estimates as current resource estimates. The Company is disclosing the Historic Roughrider Technical Report and the estimates contained therein for illustrative purposes, as the Company believes it provides readers with relevant information regarding the Roughrider Project. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate.

Please also see “ – Resource Estimates” for further information regarding the historic mineral resource estimates disclosed in the Roughrider Technical Report.

In late 2011, Cameco made an unsolicited bid of $3.75 per share for Hathor, followed by a competing bid by Rio Tinto of $4.15 per share. Cameco increased its offer to $4.50 per share and Rio Tinto ultimately acquired Hathor in January of 2012 for a price of $4.70 per share, valuing its bid at approximately $654 million. After acquiring the Roughrider Project, Rio Tinto continued to advance it; however, in August of 2017, Rio Tinto announced that it had fully impaired the Roughrider asset. Since acquiring the Roughrider Project, Rio Tinto has not disclosed any resource or reserve estimates for the project.

For further information regarding the Roughrider Project, please refer to Appendix “D”.

Michelin Project

Acquisition Terms

Pursuant to the terms of the Michelin Agreement, URC has agreed to acquire the Michelin Royalty from Altius. The total consideration payable by URC is $4,250,000, which is payable by the issuance of 2,833,333 Conditional Units, at a price per unit equal to the Offering Price. The Michelin Agreement may be terminated by the parties thereto if the Offering is not completed on or before December 31, 2019.

Royalty Description

The royalty interest to be acquired under the Michelin Agreement is a 2.0% GRR on uranium recovered from the underlying property (the “Michelin Royalty”), calculated based on the actual proceeds of sales of uranium, without deductions. The Michelin Royalty was created pursuant to a royalty agreement between Altius Resources Inc. and Labrador Uranium Co. Ltd. (now Aurora Energy Resources Inc.), dated June 17, 2005, which was subsequently assumed by 0897974 B.C. Ltd. (now Aurora Energy Ltd.), a wholly owned subsidiary of Paladin. As a result of internal reorganizations involving Altius Resources Inc. and its affiliate companies, the Michelin Royalty is currently held by Altius Royalty Corp.

About the Michelin Project

According to publicly available information, the Michelin Project is a Development stage conventional uranium project located in Labrador and Newfoundland, Canada; the project covers approximately 69,800 hectares of mineral licenses and is located approximately 140 kilometers north of Happy Valley-Goose Bay, and 40 kilometers southwest of Postville, Newfoundland and Labrador (the “Michelin Project”). The Michelin Project is owned by Aurora Energy Ltd. Based on Paladin’s public disclosure, Aurora Energy Ltd. is 55% owned by Paladin and has certain rights to increase its interest in the project by 5% per year, over the following four years to 75%. As announced by Paladin in May 2018, such joint venture terms were finalized pursuant to a settlement entered into by Paladin with certain claimants.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Michelin Project has been summarized from Paladin’s public disclosure.

The deposit at the Michelin Project was initially discovered in 1968. According to publicly available information, Aurora Energy Resources Inc. held the rights to the Michelin Project when it completed its initial public offering in 2006. Despite the imposition of a moratorium on uranium mining in Newfoundland and Labrador in early 2008, Fronteer completed its acquisition of Aurora Energy Resources Inc. in April of 2009 at which point it valued the total acquisition at approximately $180 million. Following the acquisition, Fronteer completed a preliminary economic assessment on the Michelin Project in 2009.

In February of 2011, Paladin acquired Aurora Energy Resources Inc. from Fronteer for $261 million. In December of 2011, the moratorium on uranium mining was lifted. In 2015, Paladin announced it had received a federal exemption under the Non-Resident Ownership Policy from Canadian ownership requirements relating to producing mines.

In August 2012, Paladin announced that it had entered into a long-term offtake agreement with a major utility and that it had granted such utility security in connection therewith over 60.1% of its interest in the Michelin Project.

In 2014, Paladin announced the completion of a mineral resource estimate for the Michelin Project and, in 2017, announced a JORC compliant resource estimate for the Michelin Project that included a measured and indicated resource of 105.60 mmlb of U3O8 (54.4 million tonnes at an average grade of 0.088% U3O8) and an inferred resource of 22.10 mmlb of U3O8 (13.10 million tonnes at an average grade of 0.077% U3O8).

See “ – Resource Estimates” for further information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See “Note Regarding Mineral Resource Estimates”.

In June of 2018, Paladin disclosed that, as a consequence of the continuing weakness in the uranium spot price, the Michelin Project currently operates on minimum activity and expenditure at a level intended to maintain the claims in good standing. It further disclosed that it has implemented a mineral licence management strategy to ensure that the licences coincident with the estimated resources at the Michelin Project and the most prospective ground are maintained at minimum expense until March of 2023.

Reno Creek Project

Acquisition Terms

Pursuant to the terms of the Reno Creek Agreement, URC’s wholly owned subsidiary, URC USA, has agreed to acquire the Reno Creek Royalty from certain funds managed by Pacific Road Capital. The total consideration payable by URC USA under the Reno Creek Agreement is US$225,000, payable in cash on closing of the acquisition. The Reno Creek Agreement may be terminated by the parties thereto if the Offering is not completed on or before December 31, 2019.

Royalty Description

The royalty interest to be acquired under the Reno Creek Agreement is a 0.5% NPI royalty (the “Reno Creek Royalty”), with a maximum amount payable thereunder of US$2.5 million.

The Reno Creek Royalty does not apply to the entire project area for the Reno Creek Project. The Company believes that the royalty currently applies to approximately 17,685 acres of the total project area of 19,769 acres disclosed by UEC. The royalty covers approximately 4,270 acres, or approximately 70% of the 6,057 acres of permitted area that defines the North Reno and South Reno Creek Mine Units.

About the Reno Creek Project

The Reno Creek Project is a Development stage ISR uranium project located in the Pumpkin Buttes Uranium District in Campbell County, Wyoming, in the south-central portion of the Powder River Basin (the “Reno Creek Project”). The Reno Creek Project is 100% owned by a wholly owned subsidiary of UEC.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Reno Creek Project has been summarized from the Reno Creek Technical Report, a copy of which is available under UEC’s profile on SEDAR, and from UEC’s public disclosure.

The Reno Creek Project resulted from the consolidation of certain lands acquired by Strathmore Minerals and American Uranium Corporation between 2004 and 2007 into a joint venture. In 2017, UEC acquired the North Reno Creek, Southwest Reno Creek, Moore, Pine Tree and Bing units of the project through its acquisition of Reno Creek Holdings Inc. from Pacific Road. In 2018, UEC acquired additional units in North Reno Creek as a result of its acquisition of Uranerz Energy Corporation from Energy Fuels. The Reno Creek Royalty does not apply to the North Reno Creek units acquired from Uranerz Energy Corporation.

In January of 2019, UEC filed the Reno Creek Technical Report, which includes a mineral resource estimate for the Reno Creek Project. The mineral resource estimate disclosed in the Reno Creek Technical Report includes a measured and indicated resource of 26.00 mmlb of U3O8 (32.0 million short tons or 29.0 million tonnes at an average grade of 0.041% U3O8) and an inferred resource of 1.49 mmlb of U3O8 (1.92 million short tons or 1.74 million tonnes at an average grade of 0.039% U3O8), with approximately 45% of the measured and indicated resource and approximately 85% of the inferred resource contained in the North Reno Creek area of the project.

See “ – Resource Estimates” for further information regarding the mineral resource estimates disclosed in the Reno Creek Technical Report.

UEC has disclosed that the Reno Creek Project is construction-ready and fully permitted, having obtained its Wyoming Department of Environmental Quality permit to mine in July of 2015, its aquifer exemption from the EPA in October of 2015 and its source and by-product materials license from the NRC in February of 2017.

In February of 2019, UEC announced that it was prioritizing the advancement of the Reno Creek Project, further disclosing that it is directing an independent preliminary feasibility study on the Reno Creek Project in order to expedite upcoming construction in advancing the project towards production.

Existing Royalties

A description of each of the royalties held by the Company as of the date of this Prospectus is set out below.

Church Rock Project

Acquisition Terms

Pursuant to the terms of the Westwater Agreement, URC acquired the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty, the Roca Honda Royalty and the Laramide Promissory Note from Westwater and its subsidiaries, through URC’s wholly owned subsidiary, URC USA. The total consideration paid by URC USA under the Westwater Agreement for such assets was US$2.75 million, paid in cash.

Royalty Description

The royalty interest on the Church Rock Project acquired pursuant to the Westwater Agreement is equal to 4.0% of net returns (the “Church Rock Royalty”). Net returns are calculated based on the gross value received by the payor from the sale of ores, metals, minerals and materials from the property, less certain specified deductions for transportation, insurance, storage, sale, tolling and refining costs and any governmental royalties that are paid in respect of such production.

The Church Rock Royalty was created pursuant to a royalty deed between Hydro Resources, Inc. and Uranium Resources, Inc. (now Westwater) dated January 5, 2017. Hydro Resources, Inc. was acquired by Laramide from Westwater on January 5, 2017.

About the Church Rock Project

The Church Rock Project is a Development stage, ISR uranium project located in the Grants Mineral Belt in New Mexico, USA, approximately 12 miles north-northeast of Gallup, New Mexico (the “Church Rock Project”). Laramide has disclosed that the Church Rock Project and nearby properties represent one of the largest and highest grade undeveloped ISR uranium projects in the United States.

In addition to the Church Rock Royalty, Laramide has disclosed that portions of the Church Rock Project are subject to royalties, including a sliding scale royalty of 5% to 25%, held by Laramide.

Laramide has disclosed that it holds several regulatory clearances in connection with the Church Rock Project, including: (a) a final environmental impact statement prepared by the NRC in connection with the United States Bureau of Land Management and the United States Bureau of Indian Affairs, dated February of 1997; (b) a radioactive materials license from the NRC, issued in 1998 and amended in 2006 and in “timely renewal”; (c) an aquifer exemption issued by the EPA, dated 1989; and (d) a water rights transfer, approved by the office of the New Mexico State Engineer, dated October 19, 1999. The Church Rock Technical Report disclosed additional regulatory clearances necessary for the project, including, among others, a discharge permit / underground injection control permit from the New Mexico Environmental Department and a right-of-way permit from the United States Bureau of Indian Affairs or the Navajo Nation.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Church Rock Project has been summarized from the Church Rock Technical Report, a copy of which is available under Laramide’s profile on SEDAR, and from Laramide’s public disclosure.

The history of exploration and mine development activities for the project date back to the late 1950s. Drilling on the property commenced in 1957 by Phillips Petroleum and continued intermittently until the early 1990s by various contractors on various sections across the project. Mine development activities at the Section 17 property at the Church Rock Project were conducted in the early 1960s by Phillips Petroleum and in the early 1980s by United Nuclear Corporation. The Old Church Rock Mine, which occupied a portion of Section 17 of the project, produced uranium between 1958 and 1963, when it was shut down due to declines in the price of uranium. The majority of the exploration drilling on the property was completed during the 1960s and 1970s.

Exploration and development activities continued through the early 1990s by Uranium Resources, Inc. In 2004, Strathmore Minerals acquired the Church Rock Project. Strathmore Minerals was subsequently acquired by Energy Fuels in 2013. Energy Fuels transferred the property to Uranium Resources, Inc. in 2015, prior to the property being acquired by Laramide in early 2017.

Laramide filed the Church Rock Technical Report in November 2017. The Church Rock Technical Report included an inferred mineral resource estimate of 50.82 mmlb of U3O8 (33.88 million short tons or 30.73 million tonnes at a grade of 0.075% U3O8). See “ – Resource Estimates” for further information regarding the foregoing mineral resource estimate.

In January of 2018, Laramide disclosed plans to commence core drilling and leach-restoration testing, complete an updated mineral resource estimate based on such additional exploration work, and complete a preliminary economic assessment for the Church Rock Project. Laramide has disclosed that planned drilling and leach-restoration work will allow it to satisfy the New Mexico Environment Department’s groundwater discharge plan requirements whereby it must demonstrate in a laboratory environment the ability, post-leaching, to restore groundwater in the mining aquifer to an acceptable level. As at the date of this Prospectus, Laramide has not provided any material updates to the status of this proposed exploration program.

Dewey-Burdock Project

Acquisition Terms

The Company, through its wholly owned subsidiary, URC USA, acquired the Dewey-Burdock Royalty pursuant to the Westwater Agreement.

Royalty Description

The royalty interest on the Dewey-Burdock Project acquired pursuant to the Westwater Agreement is equal to 30% of net proceeds received by the payor from the sale of minerals, less certain deemed production costs (the “Dewey-Burdock Royalty”). Until the project has produced 6,250,000 pounds of uranium oxide, the deemed production costs are US$40.50 per pound of uranium and thereafter are US$27.05 per pound of uranium, adjusted for inflation in each case.

The Dewey-Burdock Project is a Development stage uranium project located in Black Hills Uplift in South Dakota, USA. The Dewey-Burdock Royalty was created pursuant to a quitclaim deed and assignment between Neutron Energy, Inc. (acquired by Westwater in 2012) and Powertech (USA) Inc., dated January 12, 2009. This agreement also includes certain rights of the royalty holder to require any of the underlying property rights to be re-conveyed to it to the extent that, among other things, the payor determines to abandon, not maintain in good standing or not renew any such rights or fails to hold, maintain and operate any such property as a diligent and prudent operator.

The Dewey-Burdock Royalty does not apply to the entire Dewey-Burdock Project area. The Company believes that the royalty currently applies to approximately 1,700 acres, or approximately 16%, of the currently proposed permitted area, with an additional 1,227 acres of coverage outside such permitted area. The aggregate surface and minerals rights disclosed in the Dewey-Burdock Technical Report is 16,960 acres. The Company believes that the area subject to the Dewey-Burdock Royalty represents 17% of such aggregate acreage.

About the Dewey-Burdock Project

The Dewey-Burdock Project is an Advanced stage ISR uranium project located in the Edgemont uranium mining district of South Dakota, USA and is comprised of 12,613 surface acres and 16,960 net mineral acres (the “Dewey-Burdock Project”). According to publicly available information, the property is owned and operated by Azarga, which has announced that the Dewey-Burdock Project is its initial development priority.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Dewey-Burdock Project has been summarized from the Dewey-Burdock Technical Report, a copy of which is available under Azarga’s profile on SEDAR, and from Azarga’s public disclosure.

In its management’s discussion and analysis for the three months ended September 30, 2018, Azarga disclosed that the Dewey-Burdock Project has received several key licenses and permits and is in the process of obtaining final regulatory approvals required for project construction. Azarga further disclosed that it is continuing to evaluate project financing options, with a view to having a funding solution in place prior to or concurrent with the finalization of permits.

In December 2018, Azarga filed the Dewey-Burdock Technical Report, which included the following updated mineral resource estimates: 7.53 million short tons or 6.83 million tonnes of combined measured and indicated resources at an average grade of 0.113% U3O8 returning 16.94 mmlb U3O8 for the ISR resources only. See “ – Resource Estimates” for further information regarding the foregoing mineral resource estimate.

Azarga announced that on July 20, 2018, the United States Court of Appeals for the District of Columbia Circuit (the “DC Circuit Court”) ruled on the Oglala Sioux Tribe’s motion for summary disposition and its request to stay or revoke the NRC license issued in relation to the Dewey-Burdock Project. Azarga’s disclosure stated that the DC Circuit Court supported the NRC’s decision to maintain the license, though indicated that the NRC must ensure it complies with the requirements under the National Environmental Policy Act to complete the license application and that the primary point of contention was the lack of sufficient archeological surveying on the project to identify potential impacts to the Oglala Sioux Tribe’s cultural and historical resources.

Azarga announced that the NRC issued a decision on January 31, 2019, upholding the effectiveness of the Dewey-Burdock Project NRC license in consideration of the remand from the DC Circuit Court. Azarga’s disclosure stated that the NRC reasoned that the radioactive materials and waste license may remain in place, while proper historical preservation measures are being explored, because other permits from the state of South Dakota and the EPA have not been granted.

In May 2019, Azarga announced that the Atomic Safety and Licensing Board issued an order granting the NRC staff’s motion to set a schedule for an evidentiary hearing pertaining to the final contention for the Dewey Burdock Project NRC license and that such decision provided the NRC staff and Azarga with an opportunity to resolve such final contention. Azarga further announced that the timeline established by the Atomic Safety and Licensing Board set November 29, 2019 as the decision date on the matter. In its management’s discussion and analysis for the six months ended June 30, 2019, Azarga disclosed that its NRC license remained in good standing.

On August 28, 2019, Azarga disclosed that that the EPA had issued revised draft permits. The revised draft EPA permits pertain to the Azarga’s planned Class III and Class V Underground Injection Control (“UIC”) activities. The Class III and Class V UIC EPA permits represent one of the three major regulatory agency approvals required for the Dewey-Burdock Project. Azarga disclosed that it already holds a Source and Byproduct Materials License from the NRC, being one of the three major regulatory agency approvals required for the Dewey-Burdock Project. According to the EPA’s public notice, the draft permits will be made available for public review and comment until October 10, 2019. In parallel with advancing permitting initiatives, Azarga expected to publish the results of an updated preliminary economic assessment in the fall of 2019 for the project.

Lance Project

Acquisition Terms

The Company, through its wholly owned subsidiary, URC USA, acquired the Lance Royalty pursuant to the Westwater Agreement.

Royalty Description

The royalty interest on the Lance Project acquired pursuant to the Westwater Agreement is equal to 4.0% of the gross income from the underlying property without any deduction (the “Lance Royalty”), provided that such royalty cannot exceed 7% of the gross income from the underlying property when combined with royalties paid to the State of Wyoming.

The Lance Royalty does not apply to the entire Lance Project area. The Company believes that the royalty currently applies to approximately 5,586 acres of an estimated 67,500 permit acres or 8% of the currently proposed permitted area. The aggregate surface and minerals rights disclosed by Peninsula in its June 2019 quarterly activities report is 38,057 acres. The Company believes that the area subject to the Lance Royalty represents 15% of such aggregate acreage.

The Lance Royalty was created pursuant to a mineral lease and transfer agreement between Strathmore Resources, Strata Energy Inc. and Peninsula Minerals Limited, dated August 24, 2009, and the Lance Royalty was assigned to Uranco Inc., a wholly owned subsidiary of Westwater, pursuant to an assignment of overriding royalty interest dated July 31, 2015, between Uranco Inc. and Strathmore Resources.

About the Lance Project

According to publicly available information, the Lance Project is an ISR uranium project located on the north-east flank of the Powder River Basin in Wyoming, USA and is comprised of approximately 42,494 acres of mixed surface and mineral right holdings including private access agreements as well as state and federal mining claims (the “Lance Project”). In its annual report for the year ended June 30, 2019, Peninsula disclosed that 8,491 pounds of U3O8 were produced in the quarter ended June 30, 2019. In July 2019, Peninsula announced that it had determined to idle alkaline based production activities and focus on completion of the low pH field demonstration. The project is 100% owned by Strata Energy Inc., a wholly owned subsidiary of Peninsula.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Lance Project has been summarized from Peninsula’s public disclosure.

Mineralization in the area of the Lance Project was initially discovered in the 1970s. From October of 1977 to April of 1978, an ISR pilot plant was constructed and operated, but was shut down and remediated after the incident at Three Mile Island. According to publicly available information, Peninsula Minerals Limited acquired the precursor Sundance project from PacMag Metals Limited in February of 2007. The project lands were expanded through land acquisitions in 2008 and 2009. Metallurgical testing announced in August of 2009 confirmed that the project was amenable to ISR extraction.

Between 2009 and 2015, Peninsula completed additional work to progress the project towards production, including completion of permitting and relevant studies. Production commenced at the Lance Project in December of 2015, utilizing an alkaline leach method. Peninsula has disclosed that such method presented challenges and has been exploring utilizing a mild acid (low pH) production method.

In its annual report for the year ended June 30, 2017, Peninsula disclosed that the Lance Project operated for its first full year and produced 145,000 pounds of U3O8. In its annual report for the year ended June 30, 2018, Peninsula disclosed that the Lance Project produced approximately 155,035 pounds of U3O8 and it sold 177,934 pounds of U3O8 from the Lance Project in the fiscal year ended June 30, 2018, at a cash sale price of US$46.73 per pound. In its September 30, 2019 quarterly activities report, Peninsula disclosed that 731 pounds of U3O8 were recovered and 31,035 pounds of U3O8 were dried and drummed in the quarter.

On September 17, 2018, Peninsula announced that it had completed a JORC compliant feasibility study, which considered a low pH mining option for the project. It disclosed direct operating expenditures over the life of mine of US$15.59 per pound U3O8 produced, capital expenditures to complete low pH transition of US$5.3 million, stage 2 and 3 expansion capital expenditures of US$113.4 million, life of mine all-in sustaining cost average of US$31.77 per pound of U3O8 produced with a break-even price of US$34 per pound of U3O8, a net present value of US$156.5 million and internal rate of return of 30%, based on a long-term average sales price assumption of US$49 per pound of U3O8. Peninsula disclosed that the study included life of mine production of 33.4 mmlb of U3O8 over a 17-year mine life. On September 17, 2018, Peninsula announced that it was seeking permitting amendments to allow for low pH mining at the project. In order to preserve resources for future low pH extraction and to reduce cash expenditures, Peninsula announced that it suspended the majority of alkaline-based production activity within one of the mining units at the Lance Project. On November 28, 2018, Peninsula announced that it received approval to advance to the review process to change to a low pH solution in the mine operations. On December 28, 2018, Peninsula further announced that it had initiated field demonstration activities related to such low pH recovery at the Lance Project.

On November 14, 2018, Peninsula disclosed an updated JORC compliant resource estimate for the Lance Project, which includes the totality of the project and is not limited to the area covered by the Lance Royalty. This resource was later revised in Peninsula’s September 30, 2019 quarterly activities report. The mineral resource estimate included a measured and indicated resource of 15.80 mmlb of U3O8 (14.50 million tonnes at an average grade of 0.049% U3O8) and an inferred resource of 37.80 mmlb of U3O8 (36.20 million tonnes at an average grade of 0.048% U3O8). See “ – Resource Estimates” for information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See “Note Regarding Mineral Resource Estimates”.

On January 14, 2019, in its quarterly report for the three months ended December 31, 2018, Peninsula announced that production from the Lance Project during the quarter was 20,364 pounds of U3O8. Production was affected by a previously announced nine-day processing plant shut-down for repairs and a natural decline of head grades in remaining alkaline leach areas where chemical addition had been reduced to lower costs.

In July 2019, Peninsula announced that it had determined to idle alkaline based production activities and focus on completion of the low pH field demonstration.

On September 2, 2019, Peninsula announced that the initial mining and restoration phases of the low pH field demonstration had met all key objectives and that the initial restoration phase’s objective had been achieved. The mining phase of the demonstration met all key test objectives, including lowering the mining zone pH to the targeted level of approximately 2.0 standard units (“S.U.”) without compromising the ability to move low pH solutions through the mining zone. During the initial restoration demonstration phase, the main objective was to return the pH in the mining zone to above 5.0 S.U. At this pH level, industry standard methods can be employed to complete groundwater restoration. Peninsula reported that it has successfully achieved this main objective, with pH levels now above the targeted 5.0 S.U. throughout the test pattern area.

Roca Honda Project

Acquisition Terms

The Company, through its wholly owned subsidiary, URC USA, acquired the Roca Honda Royalty pursuant to the Westwater Agreement.

Royalty Description

The royalty interest on the Roca Honda Project acquired pursuant to the Westwater Agreement is equal to 4.0% of the gross value from the sale of U3O8 produced from Section 17 of the Roca Honda Project, less certain specified deductions, including sales brokerage, transportation costs, state severance taxes imposed on the value of product sold, weighting, sampling and assaying charges at the converter and penalties, surcharges or deductions levied by the converter (the “Roca Honda Royalty”). “Section 17” refers to section 17 of Township 13N/Range 8W, comprising 640 acres of the 4,440 acres (14%) of the Roca Honda Project.

The Roca Honda Royalty was created pursuant to a royalty deed dated July 31, 2015 between Strathmore Resources and Uranco Inc., a wholly owned subsidiary of Westwater. The Roca Honda Royalty is subject to the right of the payor to purchase the royalty for US$5,000,000 at any time prior to the first royalty payment becoming due thereunder.

The Roca Honda Royalty does not apply to the entire project area for the Roca Honda Project. The Company believes that the royalty currently applies to approximately 640 acres, or approximately 14% of the current project area.

About the Roca Honda Project

The Roca Honda Project is a Development stage, conventional uranium project located in New Mexico, USA, approximately three miles northwest of San Mateo, New Mexico and covers approximately 4,440 acres (the “Roca Honda Project”). The Roca Honda Project is 100% owned by Strathmore Resources, a wholly owned subsidiary of Energy Fuels.

Energy Fuels also owns the White Mesa Mill, an existing conventional uranium mill located near Blanding, Utah, approximately 275 miles from the Roca Honda Project.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Roca Honda Project has been summarized from the Historic Roca Honda Technical Report, a copy of which is available under Energy Fuels’ profile on SEDAR, and from Energy Fuels’ public disclosure.

Mineralization was initially discovered in the area of the Roca Honda Project in 1970 by Kerr-McGee Oil Industries. The project claims were acquired by Strathmore Minerals in 2004. Upon completion of a joint venture agreement with Sumitomo Corporation in 2007, Strathmore Minerals completed baseline water quality, environmental and tailings disposal studies between 2007 and 2009 and a technical report was completed on portions of the project (not including Section 17) in 2010.

In August of 2013, Energy Fuels acquired a 60% interest in the Roca Honda Project through the acquisition of Strathmore Minerals and, in May of 2016, acquired the remaining 40% interest in the Roca Honda Project from Sumitomo Corporation. Strathmore Resources acquired Section 17 in 2015 from Uranco Inc., a wholly owned subsidiary of Westwater.

In December of 2016, Energy Fuels filed the Historic Roca Honda Technical Report, which included a resource estimate and preliminary economic assessment for the project. However, such resource estimate and preliminary economic assessment did not include Section 17, being the area of the project underlying the Roca Honda Royalty.

In its quarterly report for the three months ended June 30, 2019, Energy Fuels disclosed that it plans to accelerate the licensing and permitting for the Roca Honda Project. In its annual report for the year ended December 31, 2018, Energy Fuels disclosed that the Roca Honda Project is at an advanced stage of permitting, with a draft Environmental Impact Statement completed by the United States Forest Service in February of 2013 with an additional scoping process initiated in September of 2016 to incorporate Section 17 and development drilling into the mine plan. Energy Fuels has disclosed that it expects a Record of Decision to be issued by the United States Forest Service in 2021. In such annual report, Energy Fuels disclosed that other major permits required for the Roca Honda Project included a Permit to Mine to be issued by the New Mexico Mining and Minerals Division, a Discharge Permit to be issued by the New Mexico Environment Department and a Mine Dewatering Permit to be issued by the New Mexico State Engineer’s Office.

Anderson Project

Acquisition Terms

On December 4, 2018, the Company, through its wholly owned subsidiary, URC USA, completed the acquisition of the Anderson Royalty, the Slick Rock Royalty and the Workman Creek Royalty pursant to the UEC Agreement, in consideration for the issuance of 12 million Common Shares.

Royalty Description

The royalty interest on the Anderson Project acquired purusant to the UEC Agreement is a 1.0% NSR (the “Anderson Royalty”).

About the Anderson Project

The Anderson Project is an Advanced stage conventional uranium project, covering 8,268 acres, and is located in Yavapai County, west-central Arizona, approximately 75 miles northwest of Phoenix and 43 miles northwest of Wickenburg (the “Anderson Project”). The Anderson Project is 100% owned by UEC Concentric Merge Corp., a wholly owned subsidiary of UEC.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Anderson Project has been summarized from the Anderson Technical Report, a copy of which is available under UEC’s profile on SEDAR, and from UEC’s public disclosure.

The Anderson Project was in production between 1955 and 1959, when production was stopped due to the termination of a purchasing program by the Atomic Energy Commission. The Anderson Technical Report discloses that, between 1967 and 1980, the Anderson Project was explored by several companies, including Getty Oil Company, Urangesellschaft USA, Inc. and Minerals Exploration Company, and included the completion of 1,289 rotary drill holes and 117 core holes during the period. The Anderson Technical Report further discloses that the project was re-staked in 2001 by Concentric Energy Corp., which completed 25 drill holes of confirmation drilling in 2006, to confirm the reproducibility of the project’s historical exploration database.

In May of 2011, UEC acquired the Anderson Project through its merger with Concentric Energy Corp. In May of 2012, UEC completed a resource estimate for the Anderson Project.

In July of 2014, UEC completed the Anderson Technical Report, which included a preliminary economic assessment and updated resource estimate for the Anderson Project. The Anderson Technical Report is available under UEC’s profile on SEDAR.

The mineral resource estimate disclosed in the Anderson Technical Report segregated resources into two types, being those potentially amenable to open pit extraction methods versus deeper resources that would be exploited through underground methods. Such mineral resource estimate included: (a) an open pit resource consisting of an indicated resource of 15.50 mmlb of U3O8 (25.42 million tonnes at grade of 0.028% U3O8) and inferred resource of 2.50 mmlb of U3O8 (4.63 million tonnes at a grade of 0.024% U3O8); and (b) an underground resource consisting of an indicated resource of 1.50 mmlb of U3O8 (1.43 million tonnes at a grade of 0.048% U3O8) and an inferred resource of 9.50 mmlb of U3O8 (8.36 million tonnes at a grade of 0.052% U3O8). See “ – Resource Estimates” for further information regarding the foregoing mineral resource estimate.

The preliminary economic assessment disclosed a pre-tax project internal rate of return of 63% and a net present value of US$142.2 million at a discount rate of 10% with a post-tax internal rate of return of 50% and a net present value of US$101.1 million, based on a uranium price of US$65.00 per pound and an average life of mine operating cost of US$30.68 per contained pound of U3O8.

The foregoing preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that such preliminary economic assessment will be realized.

In each of its annual reports on Form 10-K for its fiscal years following the Anderson Technical Report, UEC disclosed that expenses at the Anderson Project were mainly comprised of permitting and property maintenance.

Slick Rock Project

Acquisition Terms

The Company, through its wholly owned subsidiary, URC USA, acquired the Slick Rock Royalty pursuant to the UEC Agreement.

Royalty Description

The royalty acquired on the Slick Rock Project pursuant to the UEC Agreement is a 1.0% NSR uranium royalty on the Slick Rock Project (the “Slick Rock Royalty”). The royalty applies only to uranium produced at the project and does not apply to vanadium or other minerals.

About the Slick Rock Project

The Slick Rock Project is an Advanced stage conventional uranium and vanadium project located in San Miguel County, Colorado, approximately 24 miles north of the town of Dove Creek, and consists of 315 contiguous mineral lode claims and covers approximately 5,333 acres bordering the Sunday / Carnation / Topaz / Saint Jude mine complex, formerly owned by Energy Fuels and Denison Mines Corp (the “Slick Rock Project”).

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Slick Rock Project has been summarized from the Slick Rock Technical Report, a copy of which is available under UEC’s profile on SEDAR, and from UEC’s public disclosure.

Shallow uranium and vanadium mineralization has been known in the area of the Slick Rock Project since the early 20th century, with the region being first mined for uranium until 1923. The area remained active from the 1930s through to the early 1980s. However, exploration activity ceased between 1983 and 2006, as a result of uranium pricing declines. Between 2006 and 2008, the Slick Rock Project and the region were the subject of various exploration activities by several operators.

UEC acquired its initial interest in the Slick Rock Project in 2010, by staking 88 mineral load claims that had lapsed and by acquiring additional mineral load claims from individuals in consideration for a 1% royalty interest. Since then, UEC has further expanded the project through additional staking.

In April of 2014, UEC filed the Slick Rock Technical Report, which included a preliminary economic assessment and mineral resource estimate for the Slick Rock Project. The report disclosed an estimated inferred mineral resource of 11.6 mmlb of U3O8 (2.55 million short tons or 2.31 million tonnes at a grade of 0.228% eU3O8). See “ – Resource Estimates” for further information regarding the foregoing mineral resource estimate.

The Slick Rock Technical Report included a resource estimate for the project and a preliminary economic assessment, disclosing a base economic case based on annual production of 100,000 tons of mined material per year. For this base case, with a uranium price of US$60.00 per pound and a vanadium price of US$10.00 per pound, the project would generate an estimated pre-tax internal rate of return of 33% and a post-tax internal rate of return of 29%, and would have an estimated pre-tax net present value of US$43.8 million dollars (constant dollars) before income tax and a post-tax net present value of US$31.9 million dollars (constant dollars), each utilizing a 10% discount rate.

The foregoing preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that such preliminary economic assessment will be realized.

In each of its annual reports on Form 10-K for its fiscal years following the Slick Rock Technical Report, UEC disclosed that expenses at the Slick Rock Project were mainly comprised of permitting and property maintenance.

Workman Creek Project

Acquisition Terms

The Company, through its wholly owned subsidiary, URC USA, acquired the Workman Creek Royalty pursuant to the UEC Agreement.

Royalty Description

The royalty acquired pursuant to the UEC Agreement is a 1.0% NSR uranium royalty on the Workman Creek Project (the “Workman Creek Royalty”).

About the Workman Creek Project

According to publicly available information, the Workman Creek Project is Development stage conventional uranium project located in the Sierra Ancha region in Gila County, Arizona and consists of approximately 198 unpatented mining claims covering approximately 4,036 acres (the “Workman Creek Project”).

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Workman Creek Project has been summarized from the Workman Creek Technical Report, a copy of which is available under UEC’s profile on SEDAR, and from UEC’s public disclosure.

Exploration in the Workman Creek area commenced in 1954, when the United States Atomic Energy Commission carried out reconnaissance exploration work that led to a staking rush and increased activity until the late 1970s. UEC has disclosed that in 1975, Wyoming Minerals Corporation, a subsidiary of Westinghouse Corporation, re-evaluated and acquired mining rights to the most prominent pre-1960 uranium showings in the region, which included and led to the development of, among others, the Workman Creek area, and, by 1980, had drilled at least 432 drill holes in the Workman Creek area and completed a feasibility study. Shortly after the feasibility study was completed, the uranium market saw a prolonged depression.

Rodinia Minerals Inc. began exploration at the Workman Creek Project in 2005, which included radiometric, geochemical and radon-gas surveys on several claim blocks and the completion of a resource estimate.

In July of 2012, UEC filed the Workman Creek Technical Report, which includes a mineral resource estimate for the Workman Creek Project. The report disclosed an estimated inferred mineral resource of 5.54 mmlb of U3O8 (3.22 million short tons or 2.92 million tonnes at an average grade of 0.086% U3O8). See “ – Resource Estimates” for further information regarding the foregoing mineral resource estimate.

UEC reported in its annual reports on Form 10-K for each of the years ended July 31, 2015, 2016, 2017 and 2018 that expenses at the Workman Creek Project have mainly comprised of property maintenance for such periods.

Langer Heinrich Mine

Acquisition Terms

On November 23, 2018, URC acquired an option to purchase a production royalty in the Langer Heinrich Uranium Mine (the “Langer Heinrich Mine”), located in Namibia, Africa, from Mega Royalty Holdings Pty Ltd. (the “Langer Royalty Option”), pursuant to the Langer Agreement and on June 26, 2019, URC exercised the option to acquire the Langer Royalty.

The consideration paid by the Company for the acquisition of the Langer Royalty Option consisted of 750,000 Common Shares and the consideration paid for the exercise of the Langer Royalty Option consisted of 1,354,167 Special Warrants at a price of $1.20 per Special Warrants. These Special Warrants were automatically exercised for an equivalent number of Common Shares on October 27, 2019.

Royalty Description

The royalty interest acquired pursuant to the exercise of the Langer Royalty Option (the “Langer Royalty”) was created pursuant to a letter agreement dated May 31, 2002, between Paladin Resources Ltd. (now Paladin Energy Ltd.), through its subsidiary, Paladin Energy Metals Ltd. (now Paladin Energy Minerals NL) and Aztec Resources Limited. Such royalty interest was subsequently acquired by Mega Redport Pty Ltd., a wholly owned subsidiary of Mega Uranium Ltd.

The Langer Royalty is a PR royalty of A$0.12 per kilogram of yellowcake (U3O8) produced from the Langer Heinrich Mine and sold by Paladin and Paladin Energy Metals Ltd.

About the Langer Heinrich Mine

According to publicly available information, the Langer Heinrich Mine is located in Namibia, 80 kilometers east of the major seaport of Walvis Bay and approximately 40 kilometers south-east of the large-scale, hard-rock Rossing uranium project operated by a subsidiary of Rio Tinto (the “Langer Heinrich Project”). The mine is a surficial calcrete type uranium deposit. The project is operated by Langer Heinrich Uranium (Pty) Ltd., a company that is 75% owned by Paladin and 25% owned by CNNC Overseas Uranium Holding Limited, a wholly owned subsidiary of the China National Nuclear Corporation.

Construction of the Langer Heinrich Project commenced in 2005, and staged commissioning of the plant began in August of 2006. The mine was officially opened in March of 2007. On May 25, 2018, Paladin announced that the Langer Heinrich Mine was to be placed on care and maintenance and stopped presenting ore to the plant because of persistently low uranium prices.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Langer Heinrich Mine has been summarized from Paladin’s public disclosure and from other publicly available materials.

The Langer Heinrich Mine deposit was discovered by General Mining Union Corporation Limited (“Gencor”) in 1973. Between the late 1970s and 1980, Gencor completed substantial technical work, including a full project-evaluation study, metallurgical studies, multiple exploratory shafts and construction of a 300,000 tonne per year dry screen plant and pilot plant at the Langer Heinrich Mine.

In 1998, the Langer Heinrich Mine was acquired by Acclaim Uranium, which completed additional drilling and a pre-feasibility study between 1999 and 2002.

In August, 2002, Paladin acquired Langer Heinrich Uranium (Pty) Ltd. from Aztec Resources Ltd (formerly Acclaim Uranium NL).

Paladin filed a resource estimation in April of 2005, and, in July of 2005, announced that the Ministry of Mines and Energy in Namibia approved the grant of a mining licence covering the Langer Heinrich deposit for a 25-year term. Initial construction at the Langer Heinrich Project started in September of 2005, leading to the mine’s official opening in March of 2007.

The Langer Heinrich Mine had its first full year of production in Paladin’s fiscal year ended June 30, 2009. Since then, Paladin has completed two expansion projects, the first being the Stage 2 expansion in fiscal 2010 and the second being the Stage 3 expansion in fiscal 2012.

In July of 2014, Paladin announced the completion of the sale of a 25% stake in the Langer Heinrich mining operations to CNNC Overseas Uranium Holding Limited, a wholly owned subsidiary of China National Nuclear Corporation.

In May of 2018, Paladin announced that it has received the consent of relevant stakeholders to place the Langer Heinrich Mine on care and maintenance and that it had stopped presenting ore to the plant.

In its annual report for the year ended June 30, 2019, Paladin announced that in February 2019 it had completed a concept study that identified multiple options to reduce operating costs, improve process plant performance and potentially recover a saleable vanadium product. Such annual report also disclosed that in March 2019 it commenced a two-stage pre-feasibility study respecting a potential re-start of mining operations at the Langer Heinrich Mine upon a sustained recovery in uranium prices, with the first stage expected to be completed in September 2019 and examining a rapid, low-risk restart of the mine and the second stage expected to be completed in March 2020 and involving a more detailed study, including process optimization aimed at lowering costs, recovering vanadium and potentially increasing production in the later stages of the mine life. In the report, Paladin also disclosed that a re-start would be considered only if forecast cash flows from uranium sales provide an appropriate return on investment.

On October 14, 2019, Paladin announced the completion of the first stage of its pre-feasibility study, which included a JORC compliant mineral resource estimate for the Langer Heinrich Mine with measured resources of 71.87 mmlb of U3O8 (66.2 million tonnes at an average grade of 0.049% U3O8) and indicated resources of 17.96 mmlb of U3O8 (18.8 million tonnes at an average grade of 0.044% U3O8). Such resource estimate was reported on a depleted basis to June 30, 2018 and did not include stockpiles. In its announcement Paladin also included a mineral resource estimate for vanadium. Paladin’s disclosure regarding the prefeasibility study included: (a) an estimate of US$80 million required for the rapid restart of the mine, including US$38 million for plant repair and improvement and US$42 million for working capital; (b) an initial production capacity of 5.2 mmlb, while processing high and medium grade ores for approximately an 8-year period (after a 12-month ramp-up), followed by production capacity of 2.7 mmlb while processing low grade ores for approximately 12 years; and (c) a resulting average life of mine all-in sustaining cost of approximately US$33 per pound, consisting of life-of-asset mining costs of US$8.40 per pound, processing costs of US$18.20 per pound, other operating costs of US$2.60 per pound and capital costs of US$3.80 per pound. Paladin further disclosed that it had identified opportunities, requiring estimated discretionary capital expenditures of US$30 million, to significantly debottleneck existing mining and mineral processing operations to 6.5 mmlb per year and reduce all-in sustaining costs by approximately US$4.50 per pound.

See “Resource Estimates” for further information regarding the foregoing mineral resource estimate. Such estimate was prepared in accordance with the JORC standard. See “Note Regarding Mineral Resource Estimates”.

The table below sets forth historic production for the Langer Heinrich Mine for each of the years ended June 30, 2016, 2017 and 2018, as reported by Paladin in its annual reports for the period.

	Production	Cost of Production
Year ended June 30:	(mmlb)	(US$/lb)
2018	2.739	26.23
2017	4.149	18.91
2016	4.763	25.88

Diabase Royalty Option

Diabase Project

Acquisition Terms

On January 31, 2018, the Company acquired an option to purchase the Diabase Royalty from the holder thereof (the “Diabase Royalty Option”). The Company paid the holder of the Diabase Royalty $125,000 in connection with the original grant of the option and may exercise the Diabase Royalty Option to acquire the Diabase Royalty at any time until February 7, 2022, for an exercise price of $1,750,000, payable in cash.

Royalty Description

The royalty underlying the Diabase Royalty Option is equal to 3.0% of the sales of minerals from Mineral Disposition S-106843 of the underlying property (the “Diabase Royalty”), which covers a portion of the Diabase Project.

About the Diabase Project

The Diabase Project is a large Early Exploration stage project located 75 kilometers west of Cameco’s Key Lake mill on the southern rim of Saskatchewan’s Athabasca Basin uranium district and covers 21,949 hectares, which overlies the highly prospective regional Cable Bay fault corridor (the “Diabase Project”). According to UEC’s public disclosure, the project is 100% owned by UEC.

Project Milestones & Recent Developments

The information below regarding project milestones and recent developments for the Diabase Project has been summarized from UEC’s public disclosure.

Historical work started on the Diabase Project in the late 1970s, with the most recent major drilling program being completed by Nuinsco Resources in 2011. In February of 2018, UEC completed the acquisition of the Diabase Project.

Resource Estimates

The tables below set forth the estimated mineral resources for the projects underlying the Existing Royalties, the Conditional Royalties and the Diabase Royalty Option. The information set forth in the tables below is based on publicly available information as of the date of this Prospectus. See “Technical and Third Party Information”.

The mineral resources set forth in the tables below have been estimated in accordance with CIM Definition Standards and NI 43-101 or JORC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See “Note Regarding Mineral Resource Estimates”.

The scientific and technical information in the tables below was publicly disclosed by the companies that own the projects, or their affiliates, in various documents that are referenced in the notes below. The figures in the tables below have been rounded and, in some instances, may not exactly match the figures that were disclosed.

Certain of the Company’s royalty interests do not cover the entire property associated with the operator’s publicly reported figures and the Company is not in a position to report separate resource estimates for those properties. Please see the individual property disclosures in this Prospectus for further information.

Resources(1)
	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
Deposit	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)
Existing Royalties
Anderson (open pit)(2)	-	-	-	25.42	0.028	15.50	25.42	0.028	15.50	4.63	0.024	2.50
Anderson (underground)(2)				1.43	0.048	1.50	1.43	0.048	1.50	8.36	0.052	9.50
Slick Rock(3)	-	-	-	-	-	-	-	-	-	2.31	0.228	11.60
Workman Creek(4)	-	-	-	-	-	-	-	-	-	2.92	0.086	5.54
Langer Heinrich(5)	66.2	0.049	71.87	18.8	0.044	17.96	85.0	0.048	89.84	6.25	0.042	5.79
Church Rock(6)	-	-	-	-	-	-	-	-	-	30.73	0.075	50.82
Dewey-Burdock(7)	4.72	0.132	13.78	2.11	0.068	3.16	6.83	0.113	16.94	0.66	0.056	0.82
Lance(8)	3.40	0.049	3.70	11.10	0.050	12.10	14.50	0.049	15.80	36.20	0.048	37.80
Conditional Royalties
Michelin(9)	17.80	0.097	38.00	36.60	0.084	67.60	54.40	0.088	105.60	13.10	0.077	22.10
Reno Creek(10)	13.60	0.043	12.92	15.40	0.039	13.07	29.00	0.041	26.00	1.74	0.039	1.49

Notes:

(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. Where applicable, third party resource estimates disclosed in tons have been converted to metric tonnes for presentation purposes.
(2)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Anderson Technical Report. The effective date of the mineral resource estimate is July 6, 2014, and the estimate was prepared using a cut-off grade of 0.01% eU3O8 for open pit and cut-off grade of 0.035% eU3O8 for underground, a price assumption of US$65per pound U3O8 and a 14-year mine life. A copy of the Anderson Technical Report is available under UEC’s profile on SEDAR.

(3)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Slick Rock Technical Report. The effective date of the mineral resource estimate is December 15, 2012. Uranium grades were calculated using radiometric grade equivalents and the cut-off grade quoted is 0.15% eU3O8. The model utilized 50 foot x 50 foot x 10 foot blocks and ordinary kriging for interpolation. The model utilized historical density values of 15 square feet per short ton. A copy of the Slick Rock Technical Report is available under UEC’s profile on SEDAR.
(4)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Workman Creek Technical Report. The effective date of the mineral resource estimate is March 2, 2012. The cut-off grade quoted is 0.05% U3O8. The grades were interpolated into 50 foot x 50 foot x 10 foot blocks interpolated using ordinary kriging. The density used was 164.75 pounds per square foot. U3O8 values were capped at 0.94%. The Workman Creek Technical Report is available under UEC’s profile on SEDAR.
(5)	The mineral resources were estimated in accordance with JORC. The estimate was prepared using a cut-off grade of 250 ppm. Paladin has reportedly depleted the estimate for mining to the end of June of 2018. The resources do not include stockpiles. The estimate was disclosed in Paladin’s ASX Release titled “Prefeasibility Study Delivers Improved Financial and Production Capacity for Langer Heinrich Uranium Mine Restart” dated October 14, 2019.
(6)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Church Rock Technical Report. The effective date of the mineral resource estimate is September 30, 2017, and the estimate was prepared using a cut-off grade of 0.02% eU3O8, minimum thickness of 2.0 feet, internal maximum dilution of 5 feet, grade values have not been adjusted for disequilibrium, tonnage factor of 15 cubic feet per ton. A copy of the Church Rock Technical Report is available under Laramide’s profile on SEDAR.
(7)	The Dewey-Burdock Royalty does not apply to the entire project area covered by this estimate and covers approximately 17% of the aggregate surface and mineral rights disclosed in the Dewey-Burdock Technical Report. The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Dewey-Burdock Technical Report. The effective date of the mineral resource estimate is November 12, 2018, and the estimate was prepared using a cut-off grade of 0.02% U3O8 and a GT cutoff of 0.20 m% U3O8 for use in the GT (Grade x Thickness) contour method. Only the ISR-amenable resources were quoted. A copy of the Dewey-Burdock Technical Report is available under Azarga’s profile on SEDAR.
(8)	The Lance Royalty does not apply to the entire project area covered by this estimate and covers approximately 15% of the stated Peninsula holdings owned. The mineral resources were estimated in accordance with JORC. The mineral resources were calculated using a GT product contour of 0.2 m% and a cutoff of 200 ppm U3O8. The resource estimate is set forth in Peninsula’s September 30, 2019 quarterly activities report.
(9)	The mineral resources were estimated in accordance with JORC and are disclosed in Paladin’s annual report for the year ended June 30, 2018. The estimate was prepared using a cut-off grade of 200 ppm for open pit and 500 ppm for underground (except Jacques Lake, which required a cut-off grade of 250 ppm), an 18-year mine life and a price assumption of US$85 per pound U3O8. Includes Michelin, Jacques Lake and all other deposits.
(10)	The Reno Creek Royalty does not apply to the entire North Reno Creek Area, which represents approximately 45% of the measured and indicated resource and approximately 85% of the inferred resource contained in the North Reno Creek area of the project. The mineral resources were estimated in accordance with NI 43-101 and are disclosed in the Reno Creek Technical Report. The estimate was prepared using a cut-off grade 0.2 GT (grade x thickness per intercept). A copy of the Reno Creek Technical Report is available under UEC’s profile on SEDAR.

Historical Resources(1)
	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
Deposit	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)
Roughrider West Pit (Conditional Royalty)(2)	–	–	–	0.39	1.980	17.21	0.39	1.980	17.21	0.04	11.030	10.60
Roughrider East Pit (Conditional Royalty)(2)	–	–	–	–	–	–	–	–	–	0.12	11.580	30.13

Notes:

(1)	Historical resource estimates cannot be considered current mineral resources and may ultimately prove unreliable.
(2)	The mineral resources were estimated in accordance with NI 43-101 and are disclosed by reference to the Historic Roughrider Technical Report in the Roughrider Technical Report. The effective date of the mineral resource estimate is September 13, 2011, and the estimate was prepared using a cut-off grade of 0.05% U3O8 in the West Zone and 0.4% U3O8 in the East Zone, a price assumption of US$80 per pound U3O8, assuming open pit extraction for West Zone and underground extraction for East Zone and metallurgical recovery of 98%. A copy of the Roughrider Technical Report is available under the Company’s profile at SEDAR. The Company is treating the resource estimates as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources.

ROYALTIES AND STREAMS GENERALLY

What is a Royalty?

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; providing capital in exchange for granting a royalty; or converting a participating interest in a joint venture relationship into a royalty.

Royalties are not typically working interests in a property. Therefore, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties may provide royalty holders with special commercial benefits not available to the property owner because the royalty holder may enjoy the upside potential of the property with reduced risk.

Royalties can be commodity specific and, for instance, apply only to uranium or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil and gas business are more standardized than those found in the mineral business.

Revenue-Based Royalties

GRR (gross revenue royalties) and GORR (gross overriding royalties) are based on the total revenue stream from the sale of production from the property, which can sometimes include deductions. GPR (gross proceeds royalties) are, for the purposes of this discussion, comparable to GRR.

NSRs (net smelter return royalties) are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs, as set out in the royalty agreement. For uranium royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty generally provides a cash flow that is free of any operating or capital costs or environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Profit-Based Royalties

NPI royalties (net profit interest royalties) are based on the profit realized after deducting costs related to production. Although the royalty holder is generally not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and, as a result, the royalties payable.

Fixed Royalties

Fixed royalties are paid based on a set rate per tonne mined, produced or processed or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

PRs (production royalties) are typically based on metal produced, often at a predetermined fixed price.

What is a Stream?

URC does not currently hold any streaming interests. However, part of its strategy includes the potential acquisition of streams on primary uranium and uranium by-product assets.

Streams are distinct from royalties. They are metal purchase agreements where, in exchange for an upfront deposit and ongoing payments for metal delivered, the holder purchases all or a portion of one or more metals produced from a mine, at a preset price. In the case of uranium, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per pound payable in cash and the balance paid by applying the upfront deposit. Once the upfront deposit is fully applied, the purchase price is typically, in the case of streams, which provide for a fixed price per pound as opposed to a percentage of the spot price, the lesser of the fixed price per pound payable in cash and the spot price at the time of delivery. Uranium streams are well suited to co-product production, providing incentive to the operator to produce uranium on top of more primary metals. As streams can also be used to finance a project, the stream structure may help maintain the borrowing capacity for the project. Streams can provide higher leverage to commodity price changes as a result of the fixed purchase price per pound.

USE OF PROCEEDS

Proceeds and Available Funds

The net proceeds to the Company from the Minimum Offering and the Maximum Offering, assuming no exercise of the Over-Allotment Option, are estimated to be $18,269,400 and $27,660,000, respectively, after deducting the Agents’ Fee (assuming no Units are purchased under the President’s List or by Insiders) and the Offering Expenses (estimated to be $540,000) (in either case, the “Available Funds”) and the aggregate gross proceeds from the sale of the Qualifying Special Warrants were $2,600,001. The Available Funds will be used as set out below.

Principal Purposes

The Company intends to use the Available Funds as follows:

Principal purpose	Minimum Offering	Maximum Offering
Repayment of BMO Credit Facility(1)	$12,791,591	$12,791,591
Cash consideration for the acquisition of the Conditional Royalties(2)	$3,254,063	$3,254,063
Future acquisitions(3)	$540,000	$4,000,000
General and administrative expenses	$1,433,000	$1,433,000
General working capital purposes	$250,746	$6,181,346
Total	$18,269,400	$27,660,000

Notes:

(1)	The BMO Credit Facility is denominated in U.S. dollars. The repayment amount in the table above has been calculated based on the Current Exchange Rate. See “Description of the Company’s Business – History – BMO Credit Facility”.
(2)	Comprised of $2,955,150 as partial consideration for the acquisition of the Roughrider Royalty (assuming the maximum royalty is acquired under the Roughrider Agreement) and US$225,000 ($298,913 based on the Current Exchange Rate) as consideration for the acquisition of the Reno Creek Royalty. Does not include non-cash consideration. See “The URC Asset Portfolio – Conditional Royalties”.
(3)	Future acquisitions may include opportunistic purchases of physical uranium from time to time, based on market conditions.

The Company estimates that it will utilize approximately $1,000,000 of the Available Funds for future acquisitions of uranium royalties, streams or similar interests, including acquisitions of physical uranium. There are no definitive plans for the expenditure of these funds as of the date of this Prospectus. Accordingly, all allocations will be at the sole discretion of the management of the Company. See “Risk Factors”.

The Company’s general and administrative expenses for the 12 months following the completion of the Offering are expected to be as follows: (i) $223,000 for consulting fees; (ii) $572,000 for professional fees; (iii) $341,000 for management and directors’ fees; and (iv) $297,000 for general and administrative costs.

The Company intends to spend the Available Funds as stated in this Prospectus. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The actual use of Available Funds will vary depending on the Company’s operating and capital needs from time to time and will be subject to the discretion of management of the Company.

The gross proceeds received by the Company from the sale of the Qualifying Special Warrants were $2,600,001. Of such gross proceeds, $1,661,875 was utilized for the purposes of payment of the balance of the purchase price under the Westwater Agreement with the balance utilized to pay professional fees, general and administrative expenses and for quarterly interest payments under the BMO Credit Facility. The Company will not receive any additional proceeds upon the automatic exercise of the Qualifying Special Warrants. No commission or fee was paid by the Company (to any of the Agents or otherwise) with respect to the issue of the Qualifying Special Warrants and no commission or fee will be payable by the Company (to any of the Agents or otherwise) in connection with the issuance of the Special Warrant Units.

Business Objectives and Milestones

The Company is primarily engaged in the acquisition of uranium interests. After the Closing of the Offering, the Company expects to accomplish two primary business objectives: (a) completing the acquisition of the Conditional Royalties; and (b) investigating opportunities to acquire additional royalties, streams and similar interests. The Company expects to close the acquisitions of the Conditional Royalties on or around the Closing Date. The aggregate consideration payable pursuant to the Conditional Royalty Agreements to complete the acquisition of the Conditional Royalties, assuming the maximum Roughrider Royalty is acquired, is the aggregate of $10,160,300 and US$225,000, of which $2,955,150 and US$225,000 is payable in cash and $7,205,150 is payable by the issuance and delivery of 4,803,433 Conditional Units, at a price per unit equal to the Offering Price. See “The URC Asset Portfolio – Conditional Royalties” and “Description of the Company’s Business – Business Strategy”.

Negative Operating Cash Flow

The Company had negative operating cash flow for the year ended April 30, 2019, and the three-months ended July 31, 2019. If the Company continues to have negative cash flow into the future, net proceeds may need to be allocated to fund this negative cash flow. The Company anticipates it will continue to have negative cash flow from operating activities in future periods until such time as the projects underlying its royalties or other future uranium interests generate revenues. Future cash flows from such interests are dependent upon the underlying projects achieving production. There can be no assurance that such production will ever be achieved. See “Note Regarding Forward-Looking Statements” and “Risk Factors”.

SELECTED FINANCIAL INFORMATION

The table below summarizes selected audited financial data of the Company for the fiscal year ended April 30, 2019, and selected unaudited financial data of the Company for the three months ended July 31, 2019, and should be read in conjunction with the Financial Statements and the related notes thereto and the disclosure in the section of this Prospectus entitled “Management’s Discussion and Analysis”, all as included in this Prospectus.

	Fiscal year ended April 30,	Three months ended July 31,
	2019	2019
Net loss	$3,819,567	$601,987
Current assets	$30,903,354	$26,278,848
Total assets	$44,611,024	$43,179,069
Current liabilities	$14,955,388	$13,940,200
Total liabilities	$14,955,388	$13,940,200
Accumulated deficit	$4,141,626	$4,743,613
Net loss per Common Share, basic and diluted	$0.13	$0.01

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial information in this Prospectus, unless otherwise indicated, is presented in Canadian dollars and derived from information contained in the Financial Statements and related notes thereto attached to this Prospectus at Appendices “A” and “B”, which were prepared in accordance with IFRS, as issued by the IASB.

This management’s discussion and analysis of the Company’s financial condition and results of operations for the financial years ended to April 30, 2018, and April 30, 2019, and the three-month periods ended July 31, 2019, and July 31, 2018, and should be read in conjunction with the Annual Financial Statements and the Interim Financial Statements, and the related notes thereto, attached to this Prospectus at Appendices “A” and “B”, respectively. The information contained in this management’s discussion and analysis is current as of the date of this Prospectus. Amounts denominated in currency other than the Canadian dollar are converted into Canadian dollars as set out in the Financial Statements or based on the daily exchange rate reported by the Bank of Canada for conversion of the applicable currency as at the date indicated, as applicable.

Overall Performance

The Company conducts its business as a single operating segment, being the investment in a portfolio of uranium interests. See “Description of the Company’s Business”.

For the year ended April 30, 2019, the Company incurred a net loss of $3,819,567, compared to a net loss of $322,059 for the previous fiscal year. For the three months ended July 31, 2019, the Company had a net loss of $601,987, compared to a net income of $886,403 for the same period in the previous fiscal year. As at July 31, 2019, the Company had working capital of $12,338,648.

During the year ended April 30, 2019, the Company completed private placements of an aggregate of 15,024,938 Common Shares and 1,349,503 Special Warrants to raise gross proceeds of $17,049,193. On July 3, 2018, the Company entered into the Sprott Credit Agreement, which provided for the Sprott Credit Facility, in the principal amount of US$17.5 million ($23,125,257) from the lenders thereunder, and used the proceeds to fund the acquisition of 7.6 million ordinary shares in Yellow Cake. On December 31, 2018, the Company entered into the BMO Margin Loan Agreement, which provided for the BMO Credit Facility, in the principal amount of US$11 million ($14,981,423) from the Lender, and used the proceeds to repay the Sprott Credit Facility. See “Description of the Company’s Business – Sprott Credit Facility”.

During the year ended April 30, 2019, the Company acquired the Anderson Royalty, the Slick Rock Royalty and the Workman Creek Royalty at a fair value of $12.0 million, satisfied by the issuance of 12 million Common Shares, and acquired the Langer Royalty Option at a fair value of $760,138, satisfied by the issuance of 750,000 Common Shares. The Company paid a deposit of US$0.5 million ($667,500, as at March 5, 2019) in connection with the Westwater Agreement.

During the three months ended July 31, 2019, the Company exercised the Langer Royalty Option to acquire the Langer Royalty, which exercise price was satisfied by the issuance of 1,354,167 Special Warrants, completed a private placement of 500,000 Special Warrants to raise gross proceeds of $750,000, and paid a further deposit of US$1.0 million ($1,309,500) in connection with the Westwater Agreement.

In the period since July 31, 2019, the Company completed private placements of an aggregate 1,733,334 Qualifying Special Warrants to raise gross proceeds of $2,600,001. On August 30, 2019, the Company completed the acquisition of the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty, the Roca Honda Royalty and the Laramide Promissory Note by paying US$1.25 million ($1,661,875, as at August 30, 2019), being the balance of the purchase price under the Westwater Agreement. On September 30, 2019, the Company entered into the Michelin Agreement for the acquisition of the Michelin Royalty. In the period since July 31, 2019, the Company made partial repayments of the BMO Credit Facility in the aggregate amount of $526,072.

Selected Financial Information

The table below sets forth selected summary financial information for the Company as at and for the periods indicated. This information has been derived from the Financial Statements, prepared in accordance with IFRS, and is qualified in its entirely by, and should only be read in conjunction with, the Annual Financial Statements and the Interim Financial Statements, including the notes thereto, attached as Appendices “A” and “B” to this Prospectus.

	Fiscal year ended April 30		Three months ended July 31
	2019	2018	2019	2018
Revenues	$-	$-	$-	$-
Net income (loss)	$(3,819,567)	$(322,059)	$(601,987)	$886,403
Net income (loss) per share, basic and diluted	$(0.13)	$(0.03)	$(0.01)	$0.06
Dividends	$-	$-	$-	$-

	April 30,		July 31,
	2019	2018	2019
Current assets	$30,903,354	$2,056,594	$26,278,848
Total assets	$44,611,024	$2,181,594	$43,179,069
Current liabilities	$14,955,388	$103,565	$13,940,200
Total non-current financial liabilities	$-	$-	$-
Total liabilities	$14,955,388	$103,565	$13,940,200
Accumulated deficit	$4,141,626	$322,059	$4,743,613

Discussion of Operations

Year ended April 30, 2019, compared to the year ended April 30, 2018

In the year ended April 30, 2019, the Company completed private placements of an aggregate of 15,024,938 Common Shares and 1,349,503 Special Warrants for gross proceeds of $15,024,938 and $2,024,255, respectively. See “Description of the Company’s Business – History – Equity Financings”.

For the year ended April 30, 2019, the Company had a net loss of $3,819,567, compared to $322,059 for the previous fiscal year, which resulted from the payment of consulting, general and administrative, management and chair fees, professional fees, project expenditures and interest on the Sprott Credit Facility and BMO Credit Facility.

In the year ended April 30, 2019, the Company incurred $148,502 for consulting fees, compared to $25,220 for the previous fiscal year, which was primarily comprised of consulting fees paid for geological services and corporate development services during the year.

In the year ended April 30, 2019, the Company incurred general and administrative expenses of $180,965, compared to $10,657 for the previous fiscal year, which was primarily comprised of bank charges, office, insurance, technology and travel expenses.

The Company incurred management and chair fees of $313,355 in the year ended April 30, 2019, compared to $204,585 for the previous fiscal year, which was primarily comprised of salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019, and for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer. Management and chair fees for the year ended April 30, 2019, included fees paid to a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company, in his capacity at such time as Chairman and as a member of the Company’s advisory committee.

The Company incurred professional fees of $563,623 in the year ended April 30, 2019, compared to $81,597 for the previous fiscal year, which was primarily comprised of legal, tax and audit fees incurred in connection with the Company’s corporate administrative and compliance activities.

In the year ended April 30, 2019, the Company incurred project expenditures of $134,452, which was primarily comprised of fees incurred in connection with legal and geological due diligence on potential acquisitions of royalties.

The Company incurred an interest expense of $3,679,264 in connection with the Sprott Credit Facility and BMO Credit Facility in the year ended April 30, 2019.

In the year ended April 30, 2019, the Company recorded other comprehensive income of $1,720,523 from the increase in the fair value of the ordinary shares of Yellow Cake, offset by deferred income tax expense of $250,358 and foreign currency translation gain of $116,374. The Company also recognized the benefit of the tax pool balances exceeding accounting carrying values and recorded a deferred income tax recovery of $250,358 during the year ended April 30, 2019.

Three months ended July 31, 2019, compared to three months ended July 31, 2018

In the three months ended July 31, 2019, the Company completed private placements of 500,000 Special Warrants for gross proceeds of $750,000. See “Description of the Company’s Business – History – Equity Financings”.

The Company incurred a net loss of $601,987 in the three months ended July 31, 2019, compared to a net income $886,403 for the same period in the previous fiscal year. The net income for the three months ended July 31, 2018, was attributed to the recognition of an unrealized gain of approximately $1.1 million, being the difference between the fair value of Yellow Cake’s ordinary shares and the net investment amount on initial recognition. During the three months ended July 31, 2019, the Company recognized a gain on modification of the BMO Credit Facility of $346,676.

The Company incurred consulting fees of $24,000 in the three months ended July 31, 2019, compared to $32,000 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for geological services and corporate development services during such period.

In the three months ended July 31, 2019, the Company incurred general and administrative expenses of $50,328, primarily consisting of bank charges, office, insurance, technology and travel expenses, compared to $16,131 for the same period in the previous fiscal year.

The Company incurred management and chair fees of $210,171 for the three months ended July 31, 2019, which was comprised of salaries and other expenses incurred for services provided by a company controlled by Mr. Williams, and for services provided by a company controlled by Ms. Man, as well as fees paid to a company controlled by Mr. Melbye in his capacity at such time as Chairman and as a member of the Company’s advisory committee. During the three months ended July 31, 2018, the Company incurred management fees of $39,375 for services provided by a company controlled by Mr. Williams.

In the three months ended July 31, 2019, the Company incurred professional fees of $55,280, consisting primarily of legal and tax advisory fees, compared to $16,736 for the same period in the previous fiscal year.

In the three months ended July 31, 2019, the Company incurred project expenditures of $68,381, which was primarily comprised of fees incurred in connection with legal and geological due diligence on potential acquisitions of royalties.

During the three months ended July 31, 2019, the Company incurred an interest expense of $488,326 in connection with the BMO Credit Facility, compared to $486,396 in connection with the Sprott Credit Facility for the same period in the previous fiscal year.

For the three months ended July 31, 2019, the Company recognized a foreign exchange gain of $198,181, compared to $297,765 for the same period in the previous fiscal year, which primarily consisted of the exchange difference on the translation of the BMO Credit Facility and the Sprott Credit Facility, which are denominated in U.S. dollars.

In the three months ended July 31, 2019, the Company recorded unrealized loss on revaluation of short-term investments of $2,666,858 from the decrease in the fair value of the ordinary shares of Yellow Cake, offset by deferred income tax recovery of $250,358 and foreign currency translation loss of $179,531. In the three months ended July 31, 2018, the Company recorded unrealized gain on revaluation of short-term investments of $1,528,893 from the increase in the fair value of the ordinary shares of Yellow Cake, offset by deferred income tax expense of $206,401.

Summary of Quarterly Results

Prior to the Effective Date, the Company was not a reporting issuer. Accordingly, the Company was not required to prepare, and did not prepare, quarterly financial statements for any period since incorporation, except for the Financial Statements attached as Appendices “A” and “B” to this Prospectus.

Liquidity

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance, by way of private placements of Common Shares and Special Warrants, the Sprott Credit Facility of US$17.5 million and the BMO Credit Facility of US$11 million. The Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of Common Shares and Special Warrants pursuant to private placements and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. This may be further complicated by the limited liquidity for the Common Shares and Special Warrants, restricting access to some institutional investors. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

Contractual Obligations

Debt

As of July 31, 2019, there was $12,723,302, including accrued and unpaid interest, outstanding under the BMO Credit Facility, which amount is due for repayment on completion of the Offering.

Royalties and Royalty Options

At July 31, 2019, the Company held the Diabase Royalty Option. In the period since July 31, 2019, the Company acquired the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty and the Roca Honda Royalty pursuant to the Westwater Agreement. See “The URC Asset Portfolio – Existing Royalties – Church Rock Royalty”, “… – Dewey-Burdock Royalty”, “… – Lance Royalty” and “… – Roca Honda Royalty “.

Conditional Acquisitions

As at July 31, 2019, the Company had entered into the Reno Creek Agreement. On September 30, 2019, the Company entered into the Michelin Agreement and on October 4, 2019, the Company entered into the Roughrider Agreement. See “The URC Asset Portfolio – Conditional Royalties”.

Capital Resources

During the year ended April 30, 2019, the Company’s cash balance increased by $177,246. The increase in cash balance is mainly attributed to the net cash proceeds of $14,902,396 and $2,024,255 received from private placements of Common Shares and Special Warrants, respectively. The Company received aggregate net proceeds from the Sprott Credit Facility and the BMO Credit Facility of $36,786,015, offset by repayment of the Sprott Credit Facility and BMO Credit Facility of $23,134,481 and $936,919, respectively. Interest payment of an aggregate of $1,747,641 was made in connection with the Sprott Credit Facility and the BMO Credit Facility in the year ended April 30, 2019.

The Company used $1,468,695 in operating activities, $25,531,291 for the investment in ordinary shares of Yellow Cake and paid $48,893 for the transaction costs incurred on the acquisition of royalties pursuant to the UEC Agreement and the acquisition of the Langer Royalty Option. As at April 30, 2019, the Company paid a deposit of US$0.5 million ($667,500, as at March 5, 2019) in connection with the Westwater Agreement.

During the year ended April 30, 2018, the Company’s cash balance increased by $2,053,444. The increase in cash balance is mainly attributed to the net cash proceeds of $2,400,088 received from private placements of Common Shares. The Company used $221,644 in operating activities and paid $125,000 for the Diabase Royalty Option.

During the three months ended July 31, 2019, the Company’s cash balance decreased by $1,933,135. The decrease in cash balance is mainly attributed to the cash proceeds of $750,000 received from private placement of Special Warrants, offset by the transaction costs incurred on the BMO Credit Facility of $194,887 and the partial repayment of the BMO Credit Facility of $498,269 and interest of $252,734 paid to the Lender thereunder. The Company paid a further deposit of US$1.0 million ($1,309,500) in connection with the Westwater Agreement and used $420,835 in operating activities.

During the three months ended July 31, 2018, the Company’s cash balance increased by $8,127,956. The increase in the Company’s cash balance is mainly attributed to the net cash proceeds of $11,675,708 received from private placements of Common Shares and the net proceeds received from the Sprott Credit Facility of $22,243,520, offset by interest of $231,197 to the lender thereunder. The Company used $28,784 in operating activities and $25,531,291 for the investment in ordinary shares of Yellow Cake.

As at April 30, 2019, the Company had a cash balance of $2,230,690 and working capital of $15,947,966, respectively.

In the period since July 31, 2019, the Company completed private placements of the Qualifying Special Warrants to raise gross proceeds of $2,600,001, made partial repayments of the BMO Credit Facility of $526,072 and paid US$1.25 million ($1,661,875, as at August 30, 2019) in connection with the Westwater Agreement.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

On January 31, 2018, the Company entered into the Diabase Agreement with UEC, Nuinsco Resources Limited and Mrs. Clark, pursuant to which the Company acquired the Diabase Royalty Option and UEC acquired 100% of the Diabase project from Nuinsco Resources Limited. The Chairman of the Company is also the President, Chief Executive Officer and a director of UEC and the President of the Chief Executive Officer of the Company is an Executive Vice President of UEC. See “The URC Asset Portfolio – Diabase Royalty Option” and “Principal Shareholders”.

On December 4, 2018, the Company, through its wholly owned subsidiary, URC USA, acquired the Anderson Royalty, the Slick Rock Royalty and the Workman Creek Royalty pursuant to the UEC Agreement. See “The URC Asset Portfolio – Existing Royalties – Anderson Royalty”, “ – Slick Rock Royalty” and “ – Workman Creek Royalty”.

During the year ended April 30, 2019, the Company incurred management and chair fees of $313,355, comprised of salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019, of $176,875, and for services provided by a company controlled by, Josephine Man, the Company’s Chief Financial Officer of $70,000, as well as aggregate fees of $66,480 paid to a company controlled by Scott Melbye, who is President, Chief Executive Officer and a director of the Company, in his capacity at such time as Chairman and as a member of the Company’s advisory committee. The amount payable to a company controlled by Mr. Williams of $65,375 is included in the accounts payable and accrued liabilities as at April 30, 2019.

During the year ended April 30, 2018, the Company incurred management fees of $204,585 for services provided by a company controlled by Mr. Williams. The management fees payable to a company controlled by Mr. Williams of $26,675 is included in the accounts payable and accrued liabilities as at April 30, 2018.

During the three months ended July 31, 2019, the Company incurred management and chair fees of $210,171, comprised of salaries and other expenses incurred for services provided by a company controlled by Mr. Williams of $117,532, and for services provided by a company controlled by Ms. Man of $52,691, as well as aggregate fees of $39,948 paid to a company controlled by Mr. Melbye in his capacity at such time as Chairman and as a member of the Company’s advisory committee. The amounts payable to a company controlled by Mr. Williams and a company controlled by Ms. Man of $66,500 and $7,500, respectively, are included in the accounts payable and accrued liabilities as at July 31, 2019.

During the three months ended July 31, 2018, the Company incurred management fees of $39,375 for services provided by a company controlled by Mr. Williams.

Subsequent to the three months ended July 31, 2018, the Company issued 1,733,334 Special Warrants at the Offering Price, for gross proceeds of $2,600,001, to a fund affiliated to a person who was a former director of the Company. Such former director had resigned from the Board prior to such issuances.

Proposed Transactions

Upon completion of the Maximum Offering, assuming no exercise of the Over-Allotment Option and the concurrent closing of the Conditional Acquisitions, the Company expects that its cash position will increase by $11,614,346, non-current assets will increase by $10,459,213 and issued capital will increase by $35,529,400. Upon completion of the Minimum Offering, assuming no exercise of the Over-Allotment Option and the concurrent closing of the Conditional Acquisitions, the Company expects that its cash position will increase by $2,223,746, non-current assets will increase by $10,459,213 and issued capital will increase by $26,138,800. The Company will also incur legal and other transaction costs in connection with these acquisitions. The legal and other transaction costs will be settled by the Company in cash. See “The URC Asset Portfolio – Conditional Royalties”.

Critical Accounting Estimates

The preparation of the Financial Statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Critical accounting judgements are accounting policies that have been identified as being complex or involving subject judgment or assessments. A significant area requiring the use of management judgment in the application of IFRS is the determination of functional currency of the Company.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised, if the revision affects only that period, or in the period of the revision and further periods, if the review affects both current and future periods. Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

●	fair value of the Diabase Royalty Option, the Langer Royalty, the Anderson Royalty, the Slick Rock Royalty, the Workman Creek Royalty, the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty and the Roca Honda Royalty;

●	impairment testing: key assumptions underlying the recoverable amounts; and

●	recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

Changes in Accounting Policies Including Initial Adoption

Financial Instruments

The Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) effective May 1, 2018. The Company has applied IFRS 9 on a retrospective basis and was not required to restate prior periods. There are no differences between the previous carrying amount and the carrying amount at the date of initial application of IFRS 9.

Financial instruments are recognized on the consolidated statements of financial position on the trade date, being the date on which the Company becomes a party to the contractual provisions of the financial instrument. The Company’s financial instruments consist of cash, short-term investments, accounts payable and accrued liabilities, other payable related to the Incentive Units, and the BMO Credit Facility. All financial instruments are initially recorded at fair value and designated as follows:

●	Cash is classified as financial assets at amortized cost. Accounts payable and accrued liabilities, other payable and the BMO Credit Facility are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest method.

●	Investments in ordinary shares are held for strategic purposes and not for trading. The Company classified these investments as fair value though other comprehensive income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income. Cumulative gains and losses are not subsequently reclassified to profit or loss. Transaction costs on initial recognition of financial instruments classified as fair value though other comprehensive income and other financial liabilities are recognized at the fair value amount and capitalized or offset against the related financial liabilities when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

The Company’s financial assets include cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, other payable and the BMO Credit Facility. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value that are observable, either directly or indirectly.

●	Level 3: techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The table below sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities, which are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

July 31, 2019	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$297,555	$-	$-	$297,555
Short-term investments	$25,841,935	$-	$-	$25,841,935
Financial Liabilities
Other payable	$-	$659,550	$-	$659,550
Loan payable – BMO Credit Facility	$-	$12,723,302	$-	$12,723,302

April 30, 2019	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$2,230,690	$-	$-	$2,230,690
Short-term investments	$28,508,793	$-	$-	$28,508,793
Financial Liabilities
Other payable	$-	$669,400	$-	$669,400
Loan payable – BMO Credit Facility	$-	$13,742,443	$-	$13,742,443

Leases

Effective May 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS 16”), which the International Accounting Standards Board (“IASB”) issued in January 2016. The IASB issued IFRS 16 which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term. The adoption of IFRS 16 had no impact on the Interim Financial Statements as all leases are considered to be short-term leases. There were no leases outstanding on the date of transition.

Risk Management

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company’s ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2019. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or, if obtained, that the terms of the financing will be favourable. The Company’s working capital as at July 31, 2019, was $12,338,648. The Company’s accounts payable and accrued liabilities, other payable, and the BMO Credit Facility are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s profitability is dependent on the royalty income to be received from mine operators. Royalties are typically based on a percentage of the minerals or other products produced, or the revenue or profits generated from the property, which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash, as well as on the BMO Credit Facility. The interest rate risk on the Company’s cash balances is minimal. The BMO Credit Facility bears a floating interest rate and an increase or decrease of 10 basis points in the three month U.S. dollar LIBOR would not have a significant impact to the net loss for the three months ended July 31, 2019.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling, and other payable and the BMO Credit Facility denominated in U.S. dollars. The impact of a Canadian dollar change against the UK pound sterling on the short-term investments by 10% at July 31, 2019, would have an impact, net of tax, of approximately $2,235,000 on other comprehensive income. The impact of a Canadian dollar change against the U.S. dollar on the other payable by 10% would have an impact of approximately $57,000 on net loss for the three months ended July 31, 2019. The impact of a Canadian dollar change against U.S. dollar on the BMO Credit Facility by 10% would have an impact of approximately $1,101,000 on net loss for the three months ended July 31, 2019.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors, including commodity prices. Based on the Company’s short-term investments held as at July 31, 2019, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,235,000 on other comprehensive income.

DIVIDENDS OR DISTRIBUTIONS

The Company has not, since the date of its incorporation, declared or paid any dividends on the Common Shares, and does not currently anticipate paying any dividends following completion of the Offering. For the foreseeable future, the Company intends to use its future earnings and other cash resources for the operation and development of its business, but may declare and pay dividends in the future, as operational circumstances permit. Any future determination to pay dividends on the Common Shares will be at the sole discretion of the Board after considering a variety of factors and conditions existing from time to time.

There are no restrictions precluding the Company from paying dividends or making other distributions to the Shareholders.

DESCRIPTION OF SECURITIES

This Prospectus qualifies the distribution of up to 20,000,000 Unit Shares with provision for up to 1,000,000 Over-Allotment Unit Shares, and up to 20,000,000 Unit Warrants with provision for up to 1,000,000 Over-Allotment Unit Warrants, as well as 1,733,334 Special Warrant Unit Shares and 1,733,334 Special Warrant Unit Warrants issuable upon the automatic exercise of the Qualifying Special Warrants.

Authorized Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares.

Common Shares

The Common Shares are not subject to any future call or assessment, do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares. All Shareholders are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of Common Shares, every Shareholder has one vote for each Common Share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by the Board, in its discretion, and such of the Company’s assets as are distributable to them on liquidation, dissolution or winding-up of the Company. Rights pertaining to the Common Shares may only be amended in accordance with applicable corporate law.

Preferred Shares

The Preferred Shares may be issued at any time, or from time to time, in one or more series. Before any Preferred Shares of a particular series are issued, the Board shall, by resolution, fix the number of Preferred Shares that will form such series and shall, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its security holders, for the purpose of winding-up of its affairs.

The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. The Preferred Shares may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the Board as to the respective series authorized to be issued.

Outstanding Securities

Common Shares

As at the date of this Prospectus, the Company has an aggregate of 44,798,608 Common Shares issued and outstanding.

Preferred Shares

As at the date of this Prospectus, the Company has nil Preferred Shares issued and outstanding.

Special Warrants

As at the date of this Prospectus, the Company has an aggregate of 1,733,334 Special Warrants issued and outstanding.

The Qualifying Special Warrants may be exercised by the holders thereof at any time and will be automatically exercised on the earlier of the Closing Date and February 26, 2020, as to 1,333,334 of the Qualifying Special Warrants and April 10, 2020, as to 400,000 Qualifying Special Warrants.

In the event the Qualifying Special Warrants are automatically exercised on the Closing Date, 1,733,334 Special Warrant Units will be issued. Each Special Warrant Unit is comprised of one Special Warrant Unit Share and one Special Warrant Unit Warrant. Each Special Warrant Unit Warrant entitles the holder thereof to purchase one Common Share at the Warrant Exercise Price at any time until the Expiry Date. The Special Warrant Unit Warrants will be issued subject and pursuant to the terms of the Warrant Indenture.

In the event the Qualifying Special Warrants are exercised or automatically exercised by the holder other than automatically exercised on the Closing Date, 1,733,334 Special Warrant Units will be issuable upon such exercise or automatic exercise, with each unit comprised of one Special Warrant Unit Share and one Special Warrant Unit Warrant, with each such warrant exercisable for the purchase of one Common Share at a price of $2.00 per Common Share at any time until the Expiry Date.

The Company has granted to each purchaser of a Qualifying Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Qualifying Special Warrant was initially acquired. The contractual right of rescission provides that, if such holder who acquires a Special Warrant Unit on exercise of the Qualifying Special Warrant as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because this Prospectus or an amendment to this Prospectus containing a misrepresentation, then: (a) the holder is entitled to rescission of both the holder’s exercise of its Qualifying Special Warrant and its purchase of Qualifying Special Warrants; (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Company for the acquisition of the Qualifying Special Warrant; and (c) if the holder is a permitted assignee of the interest of the original Qualifying Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

Description of Securities Distributed

Units

Each Unit is comprised of one Unit Share and one Unit Warrant. Each Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date.

Unit Warrants

The Unit Warrants will be governed by the terms of the Warrant Indenture to be entered into between the Company and Computershare Trust Company of Canada, as Warrant Agent on the Closing Date. The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Unit Warrants which will be filed by the Company under its corporate profile on SEDAR following the Closing Date. A register of holders will be maintained at the principal offices of the Warrant Agent in Vancouver, British Columbia.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Unit Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including the following: (a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course or a distribution of Common Shares upon the exercise of any outstanding warrants or options); (b) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares; (c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares; (d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and (e) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares or other assets of the Company, or evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustments in the class and/or number of securities issuable upon exercise of the Unit Warrants and/or exercise price per security in the event of the following additional events: (a) reclassifications of the Common Shares, (b) consolidations, amalgamations, arrangements, mergers or other business combination of the Company with or into another entity (other than an amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or (c) any sale, lease, exchange or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another entity.

The Company will also covenant in the Warrant Indenture that, during the period in which the Unit Warrants are exercisable, it will give notice to holders of Unit Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Unit Warrants or the number of Common Shares issuable upon exercise of the Unit Warrants.

No fractional Common Shares will be issuable upon the exercise of any Unit Warrants. Any fractions will be rounded down to the nearest whole number, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Unit Warrants will not have any voting rights or any other rights which a holder of Common Shares would have.

From time to time, the Company and the Warrant Agent, without the consent of or notice to the holders of Unit Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Unit Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Unit Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (a) passed at a meeting of the holders of Unit Warrants at which there are holders of Unit Warrants present in person or represented by proxy representing at least 25% of the aggregate number of then outstanding Unit Warrants and passed by the affirmative vote of holders of Unit Warrants representing not less than 66 2/3% of the aggregate number of all then outstanding Unit Warrants represented at the meeting and voted on the poll upon such resolution; or (b) adopted by an instrument in writing signed by the holders of Unit Warrants representing not less than 66 2/3% of the aggregate number of all then outstanding Unit Warrants.

Neither the Unit Warrants nor the Common Shares issuable upon exercise of the Unit Warrants have been or will be registered under the U.S. Securities Act. See “Plan of Distribution”.

Special Warrant Units

Each Special Warrant Unit is comprised of one Special Warrant Unit Share and one Special Warrant Unit Warrant. Each Special Warrant Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the capital of the Company since July 31, 2019, except for the issuance of the Qualifying Special Warrants, being an aggregate of 1,733,334 Special Warrants, for aggregate gross proceeds of $2,600,001 (together with the automatic exercise of 1,854,167 Special Warrants on October 27, 2019, and the automatic exercise of the Qualifying Special Warrants, the “Adjustments”). The tables below also contemplate the completion of the “Pro Forma Acquisitions” which are the acquisitions by the Company of: (a) the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty, the Roca Honda Royalty and the Laramide Promissory Note pursuant to the Westwater Agreement; and (b) the Conditional Royalties.

Minimum Offering

The table below outlines (a) the consolidated capitalization of the Company as at July 31, 2019; (b) the pro forma consolidated capitalization of the Company as at July 31, 2019, after giving effect to the Adjustment and the Minimum Offering (assuming no exercise of the Over-Allotment Option); and (c) the pro forma consolidated capitalization of the Company as at July 31, 2019, after giving effect to the Adjustment, the Minimum Offering (assuming no exercise of the Over-Allotment Option) and the Pro Forma Acquisitions (assuming the Company acquires the maximum royalty under the Roughrider Agreement). The table below should be read in conjunction with the Interim Financial Statements, together with the notes thereto, attached to this Prospectus at Appendix “B”.

Description	Authorized		Outstanding as at July 31, 2019	Outstanding as at July 31, 2019, after giving effect to the Adjustments and the Minimum Offering(1)		Outstanding as at July 31, 2019, after giving effect to the Adjustments, the Minimum Offering and the Pro Forma Acquisitions(1)
Current portion of long-term debt	-		$-	$-		$-
Loan payable – BMO Credit Facility	-		$12,723,302	$-		$-
Shareholders’ equity	-		$29,238,869	$50,772,520		$57,977,670
Total Capitalization			$41,962,171	$50,772,520		$57,977,670
Common Shares	Unlimited		42,944,441	60,371,942		65,175,375
Unit Warrants(2)	21,000,000		Nil	13,340,000		13,340,000
Incentive Unit Warrants	TBD	(3)	Nil	500,000	(3)	500,000	(3)
Special Warrant Unit Warrants(4)	1,733,334		Nil	1,733,334		1,733,334
Conditional Unit Warrants(5)	4,803,433		Nil	Nil		4,803,433

Notes:

(1)	Assuming: (a) repayment of the BMO Credit Facility; (b) the issuance of 500,000 Incentive Units; (c) no exercise of any Warrants or Incentive Unit Warrants; and (d) no exercise of the Diabase Royalty Option. See “Description of the Company’s Business – History – BMO Credit Facility”, “Use of Proceeds”, “Description of the Company’s Business – History – Sprott Credit Facility” and “The URC Asset Portfolio – Diabase Royalty Option”.
(2)	One Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date. See “Description of Securities – Outstanding Securities – Special Warrants”.
(3)	The number of Incentive Units to be issued and the exercise price of the Incentive Unit Warrants will be determined on the date prior to issuance of the Incentive Units, in accordance with the terms of the Sprott Credit Agreement. If determined on the date hereof, 500,000 Incentive Units would be issued at a price per unit equal to $1.32 and the Incentive Unit Warrants would have an exercise price of $1.40 per share. See “Description of the Company’s Business – History – Sprott Credit Facility”.
(4)	One Special Warrant Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date. See “Description of Securities – Outstanding Securities – Special Warrants”.
(5)	One Conditional Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date. See “The URC Asset Portfolio – Conditional Royalties – Michelin Project” and “…. – Roughrider Project”.

Maximum Offering

The table below outlines (a) the consolidated capitalization of the Company as at July 31, 2019; (b) the pro forma consolidated capitalization of the Company as at July 31, 2019, after giving effect to the Adjustment and the Maximum Offering (assuming no exercise of the Over-Allotment Option); and (c) the pro forma consolidated capitalization of the Company as at July 31, 2019, after giving effect to the Adjustment, the Maximum Offering (assuming no exercise of the Over-Allotment Option) and the Pro Forma Acquisitions (assuming the Company acquires the maximum royalty under the Roughrider Agreement). The table below should be read in conjunction with the Interim Financial Statements, together with the notes thereto, attached to this Prospectus at Appendix “B”.

Description	Authorized		Outstanding as at July 31, 2019	Outstanding as at July 31, 2019, after giving effect to the Adjustments and the Maximum Offering(1)		Outstanding as at July 31, 2019, after giving effect to the Adjustments, the Maximum Offering and the Pro Forma Acquisitions(1)
Current portion of long-term debt	-		$-	$-		$-
Loan payable – BMO Credit Facility	-		$12,723,302	$-		$-
Shareholders’ equity	-		$29,238,869	$60,163,120		$67,368,270
Total Capitalization			$41,962,171	$60,163,120		$67,368,270
Common Shares	Unlimited		42,944,441	67,031,942		71,835,375
Unit Warrants(2)	21,000,000		Nil	20,000,000		20,000,000
Incentive Unit Warrants	TBD	(3)	Nil	500,000	(3)	500,000	(3)
Special Warrant Unit Warrants(4)	1,733,334		Nil	1,733,334		1,733,334
Conditional Unit Warrants(5)	4,803,433		Nil	Nil		4,803,433

Notes:

(1)	Assuming: (a) repayment of the BMO Credit Facility; (b) the issuance of 500,000 Incentive Units; (c) no exercise of any Warrants or Incentive Unit Warrants; and (d) no exercise of the Diabase Royalty Option. See “Description of the Company’s Business – History – BMO Credit Facility”, “Use of Proceeds”, “Description of the Company’s Business – History – Sprott Credit Facility” and “The URC Asset Portfolio – Diabase Royalty Option”.
(2)	One Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date. See “Description of Securities – Outstanding Securities – Special Warrants”.
(3)	The number of Incentive Units to be issued and the exercise price of the Incentive Unit Warrants will be determined on the date prior to issuance of the Incentive Units, in accordance with the terms of the Sprott Credit Agreement. If determined on the date hereof, 500,000 Incentive Units would be issued at a price per unit equal to $1.32 and the Incentive Unit Warrants would have an exercise price of $1.40 per share. See “Description of the Company’s Business – History – Sprott Credit Facility”.
(4)	One Special Warrant Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date. See “Description of Securities – Outstanding Securities – Special Warrants”.
(5)	One Conditional Unit Warrant entitles the holder thereof to acquire one Common Share at the Warrant Exercise Price at any time until the Expiry Date. See “The URC Asset Portfolio – Conditional Royalties – Michelin Project” and “…. – Roughrider Project”.

OPTIONS TO PURCHASE SECURITIES

Long Term Incentive Plan

The Company has adopted the LTIP, subject to the completion of the Offering. The LTIP will be available to directors, key employees and consultants of the Company, as determined by the Board. The aggregate number of Common Shares expected to be issuable under the LTIP in respect of awards will be the number that is equal to 15% of the Common Shares issued and outstanding upon completion of the Offering and the Conditional Acquisitions. Assuming (a) completion of the Minimum Offering, (b) no exercise of the Over-Allotment Option, (c) the issuance of 500,000 Incentive Units, (d) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants and (e) no exercise of any Warrants or Incentive Unit Warrants, the Company expects an aggregate of 9,776,306 Common Shares will be issuable under the LTIP.

So long as it may be required by the rules and policies of the Exchange: (a) the total number of Common Shares issuable to any participant under the LTIP, at any time, together with Common Shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding Common Shares; (b) the total number of Common Shares issuable to insiders (as defined in the LTIP) within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding Common Shares; and (c) the total number of Common Shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding Common Shares. Neither awards granted under the LTIP nor rights under any such awards shall be assignable or transferable.

The Board may, at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any grants thereunder, subject to (a) any required approval of any applicable regulatory authority or the Exchange, and (b) approval of Shareholders of the Company as required by the rules of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments, and the Board may make changes which may include, but are not limited to, (i) amendments of a “housekeeping nature”; (ii) any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP; (iii) an amendment which is necessary to comply with applicable law or Exchange requirements; (iv) amendments respecting administration and eligibility for participation under the LTIP; (v) changes to terms and conditions on which awards may be or have been granted pursuant to the LTIP, including changes to the vesting provisions and terms of any awards; (vi) amendments which alter, extend or accelerate the terms of vesting applicable to any award; and (vii) changes to the termination provisions of an award or the LTIP which does not entail an extension beyond the original fixed term. If the LTIP is terminated, prior awards shall remain outstanding and in effect, in accordance with their applicable terms and conditions. The Board may waive any conditions or rights under, or amend any terms of, any awards, provided that no such amendment or alteration shall be made which would impair the rights of any participant without such participant’s consent, unless the Board determines that such amendment or alteration either is required or advisable in order to conform to any law, regulation or accounting standard or is not reasonably likely to diminish the benefits provided under such award.

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of options to directors, key employees and consultants. The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the Exchange, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the Exchange: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of Common Shares issued or reserved for issuance pursuant to options granted under the LTIP to any one-non executive director (excluding the Chair of the Board, if any) plus the number of Common Shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three-month period.

In the event of a change of control, each outstanding option issued to a director or a key employee shall automatically become fully and immediately vested and exercisable, subject to the policies of the Exchange. Upon the death of a director or key employee, any option held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the option shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at the date of death of such participant.

If a key employee is terminated for cause, no option held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any option held shall remain exercisable in full for a period of 60 days after the termination or cessation date (in the case of key employees, subject to any longer period set out in an applicable award agreement, which longer period may not exceed twelve months from such termination date) or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at such time. If a director or a key employee becomes afflicted by a disability, all options granted to the participant will continue to vest in accordance with the terms of such options, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any option held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at such time.

In the case of consultants, if a participant ceases to be a consultant for any reason, subject to the applicable award agreement and any other contractual commitments between the consultant and the Company, no option held by such participant shall be exercisable from the date of termination of service.

Incentive Units

The Sprott Credit Facility was used to finance the Company’s strategic investment in Yellow Cake. Pursuant to the Sprott Credit Agreement, the Company agreed to pay an incentive fee of US$500,000, to be paid by the issuance of Incentive Units on the first business day following the Closing Date. The Incentive Units will be issued at a price per unit to be determined as of the first business date before the issuance of the Incentive Units and in accordance with the terms of the Sprott Credit Agreement. Each Incentive Unit will be comprised of one Common Share and one Incentive Unit Warrant, with each such warrant exercisable for the purchase of one Common Share for a period of five years from the date of issuance. The exercise price of the Incentive Unit Warrants will be determined as of the first business date before the issuance of the Incentive Units and in accordance with the terms of the Sprott Credit Agreement. If issued on the date hereof, 500,000 Incentive Units would be issued at a price per unit equal to $1.32, and with an Incentive Unit Warrant exercise price of $1.40 per share. See “Description of the Company’s Business – History – Sprott Credit Facility”.

PRIOR SALES

The securities issued by the Company during the 12 months prior to the date of this Prospectus are set out in the table below.

Date	Type of security	Price	Number of securities	Aggregate issue price
November 23, 2018	Common Shares(1)	$0.50	750,000	$375,000
December 4, 2018	Common Shares(2)	$0.50	12,000,000	$6,000,000
March 18, 2019	Special Warrants(3)	$1.50	1,349,503	$2,024,255
June 26, 2019	Special Warrants(4)	$1.50	500,000	$750,000
June 26, 2019	Special Warrants(5)	$1.20	1,354,167	$1,625,000
August 26, 2019	Special Warrants(6)	$1.50	1,333,334	$2,000,001
October 10, 2019	Special Warrants(6)	$1.50	400,000	$600,000

Notes:

(1)	This issuance of Common Shares was priced at $0.50 per share pursuant to and in accordance with the Langer Agreement, the negotiation of which began in or around November of 2017. On the date of issuance of such Common Shares on November 23, 2018, the fair value of such Common Shares under IFRS was $1.00 per share.
(2)	This issuance of Common Shares was priced at $0.50 per share pursuant to and in accordance with, the UEC Agreement, the negotiation of which began in or around October of 2017. On the date of issuance on December 4, 2018, the fair value of such Common Shares under IFRS was $1.00 per share.
(3)	Private placement of Special Warrants. These Special Warrants were exercised for an equivalent number of Common Shares on July 19, 2019.
(4)	Private placement of Special Warrants. These Special Warrants were exercised for an equivalent number of Common Shares on October 27, 2019.
(5)	This issuance of Special Warrants was priced at $1.20 pursuant to and in accordance with, the amending agreement that forms part of the Langer Agreement, the negotiation of which began in or around January of 2019. On the date of issuance of such Special Warrants on June 26, 2019, the fair value of such Special Warrants under IFRS was $1.50 per special warrant. These Special Warrants were exercised for an equivalent number of Common Shares on October 27, 2019.
(6)	Private placement of the Qualifying Special Warrants. See Description of Securities – Outstanding Securities – Special Warrants” and “Use of Proceeds”.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL
RESTRICTIONS ON TRANSFER

Common Shares subject to Escrow Agreements

NP 46-201 Escrow

In accordance with NP 46-201, all common shares of an issuer owned or controlled by its Principals will be escrowed at the time of the issuer’s initial public offering, unless the shares held by the Principal, or issuable to the Principal on conversion of convertible securities held by the Principal, collectively, represent less than 1% of the total issued and outstanding shares of the issuer after giving effect to the initial public offering. All Common Shares held by Principals of the Company are subject to Voluntary Hold Periods, which provide for stricter release terms than required under NP 46-201 and the terms of the NP 46-201 Escrow Agreement. See “ – Voluntary Hold Periods”, below.

At the time of its initial public offering, an issuer will be classified for the purposes of escrow as an “exempt issuer”, an “established issuer” or an “emerging issuer”. Uniform terms of automatic timed-release escrow apply to Principals of Exchange-listed issuers, differing only according to the classification of the issuer. As it is expected the Company will be classified as an “established issuer” by virtue of being listed on Tier 1 of the Exchange on Closing of the Offering, the automatic timed-release set out in the table below will apply to the Common Shares held by applicable Principals of the Company pursuant to the NP 46-201 Escrow Agreement.

Release time	Calculation of escrowed securities release
On the Listing Date	1/4 of the escrow securities
6 months following the Listing Date	1/3 of the remaining escrow securities
12 months following the Listing Date	1/2 of the remaining escrow securities
18 months following the Listing Date	The remaining escrow securities

The table below sets out the Common Shares subject to the terms of the NP 46-201 Escrow Agreement held by applicable Principals of the Company as of the date of this Prospectus.

Name of Principal	Number of Common Shares		Percentage of class as at the date of this Prospectus(1)	Percentage of class after giving effect to the Minimum Offering(2)	Percentage of class after giving effect to the Maximum Offering(3)	Percentage of class after giving effect to the Minimum Offering and the Conditional Acquisitions(4)	Percentage of class after giving effect to the Maximum Offering and the Conditional Acquisitions(5)
Amir Adnani	1,000,000	(6)	2.23%	1.66%	1.49%	1.53%	1.39%
UEC	14,000,000	(6)	31.25%	23.19%	20.89%	21.48%	19.49%

Notes:

(1)	On the basis of 44,798,608 Common Shares issued and outstanding as at the date of this Prospectus.
(2)	On the basis of 60,371,942 Common Shares issued on completion of the Minimum Offering, assuming (a) such Principal does not acquire any Units pursuant to the Offering; (b) no exercise of the Over-Allotment Option; (c) the issuance of 500,000 Incentive Units; (d) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants; and (e) no exercise of any Warrants or Incentive Unit Warrants. See “Plan of Distribution”, “Description of the Company’s Business – History – Sprott Credit Facility” and “Description of Securities”.
(3)	On the basis of 67,031,942 Common Shares issued on completion of the Maximum Offering, assuming (a) through (e), as set out in note (2), above
(4)	On the basis of 65,175,375 Common Shares issued on completion of the Minimum Offering and the Conditional Acquisitions, assuming (a) through (e), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.
(5)	On the basis of 71,835,375 Common Shares issued on completion of the Maximum Offering and the Conditional Acquisitions, assuming (a) through (e), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.
(6)	These Common Shares are also subject to Voluntary Hold Periods and Lock-Up Agreements. See “ – Voluntary Hold Periods” and “ – Lock-Up Agreements”, below.

TSX Venture Exchange – Value Escrow

In accordance with Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions of the Exchange (“Policy 5.4”), all Common Shares held by Principals and certain Common Shares issued or issuable to Mega and UEC will be escrowed pursuant to the TSXV Value Escrow Agreement. Certain of these Common Shares are subject to Voluntary Hold Periods, which provide for stricter release terms than required under Policy 5.4 and the terms of the TSXV Value Escrow Agreement. See “ – Voluntary Hold Periods”, below.

As it is expected the Company will be listed on Tier 1 of the Exchange on Closing of the Offering, the automatic timed-release set out in the table below will apply to the Common Shares subject to the TSXV Value Escrow Agreement.

Release time	Calculation of escrowed securities release
On the Listing Date	1/4 of the escrow securities
6 months following the Listing Date	1/3 of the remaining escrow securities
12 months following the Listing Date	1/2 of the remaining escrow securities
18 months following the Listing Date	The remaining escrow securities

The table below sets out the Common Shares subject to the terms of the TSXV Value Escrow Agreement as of the date of this Prospectus.

Name of securityholder	Number of Common Shares		Percentage of class as at the date of this Prospectus(1)		Percentage of class after giving effect to the Minimum Offering(2)	Percentage of class after giving effect to the Maximum Offering(3)	Percentage of class after giving effect to the Minimum Offering and the Conditional Acquisitions(4)	Percentage of class after giving effect to the Maximum Offering and the Conditional Acquisitions(5)
Amir Adnani	1,000,000	(6)	2.23%		1.66%	1.49%	1.53%	1.39%
Scott Melbye	400,000	(6)	0.89%		0.66%	0.60%	0.61%	0.56%
Vina Patel	70,000	(6)(7)	0.16%		0.12%	0.10%	0.11%	0.10%
Darcy Hirsekorn	140,000	(6)	0.31%		0.23%	0.21%	0.21%	0.19%
UEC	14,000,000	(6)	31.25%		23.19%	20.89%	21.48%	19.49%
Mega	750,000	(6)	1.67%		1.24%	1.12%	1.15%	1.04%
Mega	1,354,167	(8)	3.02	%(8)	2.24%	2.02%	2.08%	1.89%

Notes:

(1)	On the basis of 44,798,608 Common Shares issued and outstanding as at the date of this Prospectus.
(2)	On the basis of 60,371,942 Common Shares issued on completion of the Minimum Offering, assuming (a) such securityholder does not acquire any Units pursuant to the Offering; (b) no exercise of the Over-Allotment Option; (c) the issuance of 500,000 Incentive Units; (d) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants; and (e) no exercise of any Warrants or Incentive Unit Warrants. See “Plan of Distribution”, “Description of the Company’s Business – History – Sprott Credit Facility” and “Description of Securities”.
(3)	On the basis of 67,031,942 Common Shares issued on completion of the Maximum Offering, assuming (a) through (e), as set out in note (2), above.
(4)	On the basis of 65,175,375 Common Shares issued on completion of the Minimum Offering and the Conditional Acquisitions, assuming (a) through (e), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.
(5)	On the basis of 71,835,375 Common Shares issued on completion of the Maximum Offering and the Conditional Acquisitions, assuming (a) through (e), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.
(6)	These Common Shares are also subject to Voluntary Hold Periods and, with the exception of Common Shares held by Darcy Hirsekorn, Lock-Up Agreements. See “ – Voluntary Hold Periods” and “ – Lock-Up Agreements”, below.
(7)	These Common Shares are held by Nightstar Consulting Ltd, a company wholly-owned by Ms. Patel.
(8)	These Common Shares were issued upon the automatic exercise of 1,354,167 Special Warrants on October 27, 2019.

Escrow Agreements

Pursuant to the terms of the Escrow Agreements, the securities of the Company held in escrow may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Board, or to a person or company that, before the proposed transfer, holds more than 20% of the voting rights attached to the Company’s outstanding securities, or to a person or company that, after the proposed transfer, will hold more than 10% of the voting rights attached to the Company’s outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.

Pursuant to the terms of the Escrow Agreements, on the bankruptcy of a holder of escrowed securities, the securities held in escrow may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of a holder of escrowed securities, all securities of the deceased holder will be released from escrow to the deceased holder’s legal representative. Pursuant to the terms of the Escrow Agreements, 25% of the Common Shares subject to the Escrow Agreements (a total of 4,428,542 Common Shares) will be released from escrow on the Listing Date. After such release, 13,285,625 Common Shares will continue to be held in escrow, representing 20.38% of the issued and outstanding Common Shares of the Company immediately following the completion of the Minimum Offering or 18.49% of the issued and outstanding Common Shares of the Company immediately following the completion of the Maximum Offering, and in either case, assuming (a) completion of the Conditional Acquisitions, (b) no exercise of the Over-Allotment Option; (c) the issuance of 500,000 Incentive Units; (d) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants; and (e) no exercise of any Warrants or Incentive Unit Warrants.

Exchange Seed Share Resale Restrictions

In addition to the resale restrictions imposed by National Instrument 45-102 – Resale of Securities, and the escrow requirements imposed by NP 46-201, the Exchange has additional resale restrictions and escrow requirements that apply to non-Principals of a company. In the Company’s case, the Exchange’s additional resale restrictions and escrow requirements are not applicable to any of the Common Shares issued to non-Principals prior to the date of this Prospectus or to any securities issuable upon the exercise or automatic exercise of any issued and outstanding Special Warrants.

Lock-Up Agreements

In connection with the completion of the Offering, pursuant to the Lock-Up Agreements, each of the Company’s directors and executive officers have agreed not to sell or agree to sell or announce any intention to sell any Common Shares or securities exchangeable or convertible into Common Shares, other than Unit Shares and Unit Warrants purchased pursuant to the Offering, for a period of 180 days after the Closing Date, subject to certain limited exceptions, without the prior written consent of the Co-Lead Agents. To the Company’s knowledge, as of the date of this Prospectus, the number of securities which are anticipated to be held following completion of the Offering by each director and executive officer of the Company and which are anticipated to be subject to transfer restrictions pursuant to the Lock-Up Agreements are set out below.

Class of security	Number	Percentage of class at the date of this Prospectus(1)	Percentage of class after giving effect to the Minimum Offering(2)	Percentage of class after giving effect to the Maximum Offering(3)	Percentage of class after giving effect to the Minimum Offering and the Conditional Acquisitions(4)	Percentage of class after giving effect to the Maximum Offering and the Conditional Acquisitions(5)
Common Shares	1,470,000	3.28%	2.43%	2.19%	2.26%	2.05%

Note:

(1)	On the basis of 44,798,608 Common Shares issued and outstanding as at the date of this Prospectus.
(2)	On the basis of 60,371,942 Common Shares issued on completion of the Minimum Offering, assuming (a) no exercise of the Over-Allotment Option; (b) the issuance of 500,000 Incentive Units; (c) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants; and (d) no exercise of any Warrants or Incentive Unit Warrants. See “Plan of Distribution”, “Description of the Company’s Business – History – Sprott Credit Facility” and “Description of Securities”.
(3)	On the basis of 67,031,942 Common Shares issued on completion of the Maximum Offering, assuming (a) through (d), as set out in note (2), above.
(4)	On the basis of 65,175,375 Common Shares issued on completion of the Minimum Offering and the Conditional Acquisitions, assuming (a) through (d), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.
(5)	On the basis of 71,835,375 Common Shares issued on completion of the Maximum Offering and the Conditional Acquisitions, assuming (a) through (d), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.

Voluntary Hold Periods

Certain Shareholders have agreed to voluntary hold periods with the Company (the “Voluntary Hold Periods”). The table below sets out the securities subject to Voluntary Hold Periods.

Basis for issuance	Number of Securities		Percentage of class as at the date of this Prospectus(1)		Percentage of class after giving effect to the Minimum Offering(2)		Percentage of class after giving effect to the Maximum Offering(3)		Percentage of class after giving effect to the Minimum Offering and the Conditional Acquisitions(4)	Percentage of class after giving effect to the Maximum Offering and the Conditional Acquisitions(5)

Private placement	9,000,000	(6)	20.09%		14.91%		13.43%		13.81%	12.53%
Private placement	3,500,000	(7)	7.81%		5.80%		5.22%		5.37%	4.87%
Private placement	1,320,000	(8)	2.95%		2.19%		1.97%		2.03%	1.84%
Private placement	15,024,938	(8)	33.54%		24.89%		22.41%		23.05%	20.92%
Langer Agreement	750,000	(7)	1.67%		1.24%		1.12%		1.15%	1.04%
UEC Agreement	12,000,000	(7)	26.79%		19.88%		17.90%		18.41%	16.70%
Roughrider Agreement	1,970,100	(9)	N/A	(9)	N/A	(9)	N/A	(9)	3.02%	2.74%
Michelin Agreement	2,833,333	(10)	N/A	(10)	N/A	(10)	N/A	(10)	4.35%	3.94%

Notes:

(1)	On the basis of 44,798,608 Common Shares outstanding as at the date of this Prospectus.

(2)	On the basis of 60,371,942 Common Shares issued on completion of the Minimum Offering, assuming (a) no exercise of the Over-Allotment Option, (b) the issuance of 500,000 Incentive Units, (c) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants and (d) no exercise of any Warrants or Incentive Unit Warrants. See “Plan of Distribution”, “Description of the Company’s Business – History – Sprott Credit Facility” and “Description of Securities”.
(3)	On the basis of 67,031,942 Common Shares issued on completion of the Maximum Offering, assuming (a) through (d), as set out in note (2), above.
(4)	On the basis of 65,175,375 Common Shares issued on completion of the Minimum Offering and the Conditional Acquisitions, assuming (a) through (d), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.
(5)	On the basis of 71,835,375 Common Shares issued on completion of the Maximum Offering and the Conditional Acquisitions, assuming (a) through (d), as set out in note (2), above. See “The URC Asset Portfolio – Conditional Royalties”.
(6)	These securities are Common Shares, which will be released as to 33.3% on each of the dates that are 24 months, 30 months and 36 months following the Listing Date.
(7)	These securities are Common Shares, which will be released as to 33.3% on each of the dates that are 6 months, 12 months and 18 months following the Listing Date.
(8)	These securities are Common Shares, which will be released on the date that is 6 months following the Listing Date.
(9)	Assumes the maximum royalty is acquired under the Roughrider Agreement. These securities are Conditional Units, which will be issued subsequent to the completion of the Offering and will be released as to 25% on each of the dates that are 6 months, 12 months, 18 months and 24 months following the Listing Date.
(10)	These securities are Conditional Units, which will be issued subsequent to the completion of the Offering and will be released as to 25% on each of the dates that are 6 months, 12 months, 18 months and 24 months following the Listing Date.

None of the securities subject to the Voluntary Hold Periods or the Escrow Agreements will be released from the applicable hold period or escrow unless and until such securities are released under the Escrow Agreement and the applicable Voluntary Hold Periods have expired.

As a result of the Voluntary Hold Periods and the Lock-Up Agreements, and assuming the completion of the Conditional Acquisitions and the acquisition of the maximum royalty under the Roughrider Agreement, 46,398,371 Common Shares will be restricted from resale for a minimum period of 180 days following the Closing Date.

PRINCIPAL SHAREHOLDERS

Except as disclosed in the table below, to the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the votes attached to the Common Shares, or will beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the votes to be attached to Common Shares after giving effect to the Offering.

Name and municipality of residence of Shareholder	Type of Ownership	Number of Common Shares	Percentage of class as at the date of this Prospectus		Percentage of class owned after giving effect to the Minimum Offering		Percentage of class owned after giving effect to the Maximum Offering		Percentage of class owned after giving effect to the Minimum Offering and the Conditional Acquisitions		Percentage of class owned after giving effect to the Maximum Offering and the Conditional Acquisitions
UEC(1) Corpus Christi, Texas, USA	Direct	14,000,000	31.25	%(2)	23.19	%(3)(4)	20.89	%(5)(6)	21.48	%(7)(8)	19.49	%(9)(10)

Notes:

(1)	UEC is a public company listed on NYSE American. Based on UEC’s public disclosure, there is no person or company that holds greater than 10% of UEC’s issued and outstanding share capital.
(2)	On the basis of 44,798,608 Common Shares issued and outstanding as at the date of this Prospectus.
(3)	On the basis of 60,371,942 Common Shares issued on completion of the Minimum Offering, assuming (a) UEC does not purchase any Units pursuant to the Offering; (b) no exercise of the Over-Allotment Option; (c) the issuance of 500,000 Incentive Units; (d) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants; and (e) no exercise of any Warrants or Incentive Unit Warrants. See “Plan of Distribution”, “Description of the Company’s Business – History – Sprott Credit Facility” and “Description of Securities”.
(4)	On completion of the Minimum Offering, on a fully-diluted basis, assuming (a) through (d), as set out in note (3), above, and assuming exercise of the Unit Warrants, Special Warrant Unit Warrants and 500,000 Incentive Unit Warrants, UEC will hold 18.43% of the issued and outstanding Common Shares.
(5)	On the basis of 67,031,942 Common Shares issued on completion of the Maximum Offering, assuming (a) through (e), as set out in note (3), above.
(6)	On completion of the Maximum Offering, on a fully-diluted basis, assuming (a) through (d), as set out in note (3), above, and assuming exercise of the Unit Warrants, Special Warrant Unit Warrants and 500,000 Incentive Unit Warrants, UEC will hold 15.68% of the issued and outstanding Common Shares.
(7)	On the basis of 65,175,375 Common Shares issued on completion of the Minimum Offering and the Conditional Acquisitions, assuming (a) through (e), as set out in note (3), above. See “The URC Asset Portfolio – Conditional Royalties”.
(8)	On completion of the Minimum Offering, on a fully-diluted basis, assuming (a) through (d), as set out in note (3), above, completion of the Conditional Acquisitions and exercise of the Warrants and 500,000 Incentive Unit Warrants, UEC will hold 16.36% of the issued and outstanding Common Shares.
(9)	On the basis of 71,835,375 Common Shares issued on completion of the Maximum Offering and the Conditional Acquisitions, assuming (a) through (e), as set out in note (3), above. See “The URC Asset Portfolio – Conditional Royalties”.
(10)	On completion of the Maximum Offering, on a fully-diluted basis, assuming (a) through (d), as set out in note (3), above, completion of the Conditional Acquisitions and exercise of the Warrants and 500,000 Incentive Unit Warrants, UEC will hold 14.16% of the issued and outstanding Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The table below sets out the names and the province or state and country of residence of the directors and executive officers of the Company, their positions and offices with the Company, their present principal occupation and the number of Common Shares held by each of them as at the date of this Prospectus.

Name, position, province or state and country of residence	Principal occupation or employment for the past five years	Date elected or appointed (mm/dd/yy)	Number of Common Shares currently held and percentage of Common Shares(1)
Amir Adnani(3)(4) Chairman and a Director Vancouver, British Columbia, Canada	President, Chief Executive Officer and a director of UEC since January of 2005.	08/23/19	1,000,000 / 2.33% (2)
Scott Melbye(5) Chief Executive Officer, President and a Director Castle Rock, Colorado, USA	Executive Vice President, UEC, September of 2014 to present; Vice President of Commercial, Uranium Participation Corporation, 2014 to 2018; advisor to the Chairman, Kazatomprom, 2014 to 2018; Executive Vice President of Marketing, Uranium One Inc., 2011 to 2014.	04/21/17	400,000 / 0.93%(2)
Lady Barbara Judge CBE(3)(4)(5) Director London, England, UK	Chief executive of BTJ Consulting since March 2003.	09/02/19	Nil / Nil%
David Neuburger(3)(4)(5) Director Saskatoon, Saskatchewan, Canada	Vice President, General Manager, Kupol Operations for Kinross Gold Corporation from 2014 to 2018.	08/23/19	Nil / Nil%
Vina Patel Director London, England, UK	Director of Nightstar Consulting Ltd. since July 2011.	10/23/19	70,000(6) / 0.16%
Josephine Man(6) Chief Financial Officer and Corporate Secretary Vancouver, British Columbia, Canada	Chief Financial Officer, Jien International Investment Limited, May of 2014 to August of 2018, VP Finance & Control, SAIS Limited (formerly Sarment Holding Limited), June to November of 2018.	08/30/18	Nil / Nil%
Total			1,470,000 / 3.28%(2)

Notes:

(1)	On the basis of 44,798,608 Common Shares outstanding as of the date of this Prospectus.
(2)	Excludes 14 million Common Shares held by UEC, of which Mr. Adnani is President, Chief Executive Officer and a director, and Mr. Melbye is Executive Vice-President.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Mr. Melbye was appointed the President and Chief Executive Officer of the Company in October 2019. Member of the Nominating and Corporate Governance Committee.
(6)	These Common Shares are held by Nightstar Consulting Ltd, a company wholly-owned by Ms. Patel.
(7)	Ms. Man was appointed Corporate Secretary in August 2019.

The term of office for the Company’s directors expires at each annual general meeting. The Company currently has three board committees, being the Audit Committee, which presently consists of Amir Adnani (Chair), Lady Barbara Judge CBE and David Neuburger; the Compensation Committee, which presently consists of David Neuburger (Chair), Amir Adnani and Lady Barbara Judge CBE; and the Nominating and Corporate Governance Committee, which presently consists of Lady Barbara Judge CBE (Chair), David Neuburger and Scott Melbye.

As at the date of this Prospectus, the directors and executive officers of the Company own 1,470,000 million Common Shares of the Company, representing 3.28% of the issued and outstanding Common Shares of the Company. Including the 14 million Common Shares held by UEC, of which Mr. Adnani is President, Chief Executive Officer and a director, and Mr. Melbye is Executive Vice-President, the directors and executive officers of the Company own Common Shares representing 34.53% of the currently issued and outstanding Common Shares of the Company.

Management of the Company

Additional information regarding the Company’s directors and executive officers is set out below.

Amir Adnani, Chairman and a Director. Mr. Adnani has been the Chairman and a director of URC since August 23, 2019. Mr. Adnani is a founder and serves as the President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company listed on the NYSE American, since January of 2005. Mr. Adnani is also the founder and Chairman of GoldMining Inc., a publicly-listed gold acquisition and development company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia and is a director of the university’s Alumni Association.

Scott Melbye, Chief Executive Officer, President and a Director. Mr. Melbye has been a director of the Company since April of 2017 and has been the Chief Executive Officer and President of the Company since October 2019. He has over 35 years of experience in the nuclear energy industry and has held leadership positions in various uranium mining companies and industry organizations. Mr. Melbye has served as an Executive Vice President of UEC since September of 2014, where he is responsible for uranium marketing and sales and strategic growth objectives. Previously, Mr. Melbye was the Vice President of Commercial at Uranium Participation Corporation from 2014 to 2018, and concurrently served as an advisor to the Chairman of Kazatomprom, the national uranium company of Kazakhstan, until March of 2018. Prior to that, Mr. Melbye held the position of Executive Vice President of Marketing at Uranium One Inc. from 2011 to 2014, and, from 1989 to 2010, held various positions at Cameco Corporation, including President of their global marketing subsidiary, Cameco, Inc. Mr. Melbye served in industry leadership positions as the President of the Uranium Producers of America and Chair of the Board of Governors of the World Nuclear Fuel Market. He holds a Bachelor of Science Degree in Business Administration from Arizona State University.

Lady Barbara Judge CBE, Director. Lady Judge CBE has been a director of the Company since September 2, 2019. Lady Judge CBE has significant experience in the nuclear energy industry, as well as legal, regulatory, corporate governance and risk management expertise. From 1980 to 1985, Lady Judge CBE served as a member of the U.S. Securities and Exchange Commission. From 2002 to 2010, Lady Judge CBE served as a board member of the United Kingdom Atomic Energy Authority. In 2004, she became Chairman of the Board of the United Kingdom Atomic Energy Authority and served in this capacity until 2010. In 2010, Lady Judge CBE was appointed a Commander of the Order of the British Empire for her contributions to the financial services and nuclear industries. From September of 2007 to May of 2018, Lady Judge CBE was a director of Magna International Inc., a mobility technology company for automakers. Lady Judge CBE received a Bachelor of Arts from the University of Pennsylvania and a Juris Doctor with honours from New York University Law School.

David Neuburger, Director. Mr. Neuburger has been a director of URC since August 23, 2019. Mr. Neuburger is a mining industry professional with more than 30 years of experience in leadership roles, operations management, corporate strategic planning, projects and mine engineering. From 2014 to 2018, he served as Vice President, General Manager, Kupol Operations for Kinross Gold Corporation, leading a remote Arctic gold mining and regional milling operation in the Russian far east. Prior to that, Mr. Neuburger worked for 20 years in the uranium industry, holding several senior roles with Cameco. As Vice-President, International Mining with Cameco from 2010 to 2013, Mr. Neuburger’s areas of responsibility included in situ recovery (ISR) mining operations in the USA and Kazakhstan, and activities in Australia advancing a project pre-feasibility study. From 2004 to 2010 as Vice-President, Mining Division with Cameco, Mr. Neuburger provided leadership to all of Cameco’s Canadian (Saskatchewan) mining operations and various divisional support groups including technical services, compliance & licensing, and supply chain management. Other key roles while at Cameco included General Manager, Rabbit Lake Operation and Corporate Strategic Planner. Mr. Neuburger also served on the Board of the Saskatchewan Mining Association, including as President and in other executive committee roles. Mr. Neuburger received a Bachelor of Engineering (Mining) from McGill University in 1985 and a Masters of Business Administration from the University of Saskatchewan in 2000.

Vina Patel, Director. Ms. Patel has been a director of URC since October 23, 2019. Ms. Patel is a capital markets professional with 18 years of experience. Ms. Patel began her capital markets career on the Institutional Equity team at Canaccord Genuity Corp. with a focus on UK and European markets. Ms. Patel successfully setup a new London office for Westwind Partners (now Stifel Financial) and for 5 years subsequent, Ms. Patel was head of London institutional sales at Haywood Securities Inc. Over the course of her career, Ms. Patel has specialised in raising capital from institutional investors for exploration and mining companies including a number of uranium companies. She has established long standing and successful relationships with both mining corporates and the investment community, gaining extensive knowledge and experience of the sector. Ms. Patel graduated with an MBA from Warwick Business School in 1999, where she was also awarded a Women’s Scholarship. Prior to this she was a senior school teacher and holds an MA in Education.

Josephine Man, Chief Financial Officer and Corporate Secretary. Ms. Man joined URC in September of 2018, and was the Vice President, Finance and Control of SAIS Limited (formerly Sarment Holding Limited) until November of 2018. Recent prior roles include Chief Financial Officer of Jien International Investment Limited, a private nickel and copper producer, from May of 2014 to August of 2018. From 2010 to 2013, Ms. Man was an audit partner with Ernst & Young LLP in Vancouver. Ms. Man is a Chartered Professional Accountant, Certified Public Accountant (Washington) and Certified Public Accountant (Hong Kong). Ms. Man holds a Bachelor of Business Administration from Simon Fraser University and a Master of Business Administration from the University of British Columbia.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers are, as at the date of this Prospectus, or have been within ten years before the date of this Prospectus, a director, chief executive officer or chief financial officer of any company (including the Company) that:

●	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

●	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors, executive officers or Shareholders holding a sufficient number of the Company’s securities to materially affect the control of the Company:

●	is, as at the date of this Prospectus, or has been within the ten years before the date of this Prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

●	has, within the ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder;

●	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors are required to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. However, the Company’s directors and officers may serve on the boards and/or as officers of other companies, which may compete in the same industry as the Company, giving rise to potential conflicts of interest. To the extent that such other companies may participate in ventures in which the Company may participate, the Company’s directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflicts of interest arise at a meeting of the Company’s directors, such conflicts of interest must be declared and the declaring parties must abstain from voting for or against the approval of such participation in compliance with the CBCA. The remaining directors will determine whether the Company will participate in any such project or opportunity.

The Company’s directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely on such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of the Company’s directors or officers. Such directors or officers, in accordance with the CBCA and the Code of Conduct, will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

Amir Adnani and Scott Melbye each have a conflict of interest in connection with the Diabase Agreement and the UEC Agreement, in that Mr. Adnani is Chief Executive Officer, President and a director of UEC and Mr. Melbye is the Executive Vice-President of UEC. See “Description of the Company’s Business – History – Existing Royalties and Royalty Options” and “Principal Shareholders”.

EXECUTIVE COMPENSATION

The information below describes the significant elements of the Company’s executive compensation program as at the date of this Prospectus and is presented in accordance with Form 51-102F6V.

Oversight and Description of Director and NEO Compensation

General

The Compensation Committee considers the compensation of NEOs and directors, with the goal of providing sufficient compensation opportunities to attract, retain and motivate the best possible executive officers and directors, while at the same time aligning the interests of the Company’s NEOs and directors with those of the Shareholders. When determining individual compensation levels for the Company’s NEOs, a variety of factors will be considered, including the overall financial and operating performance of the Company, each NEO’s individual performance and contributions towards meeting corporate objectives and each NEO’s level of responsibility and length of service. At the end of each year, the Compensation Committee shall review actual performance against corporate objectives.

The Company’s compensation policy is intended to be consistent with the Company’s business plans, strategies and goals.

The Company does not currently compensate members of the Board for their services in their capacity as directors, for committee participation, for involvement in special assignments or for services as consultants or experts.

Compensation Committee

The members of the Compensation Committee are David Neuburger (Chair), Amir Adnani and Lady Barbara Judge CBE. David Neuburger and Lady Barbara Judge CBE are independent under NI 52-110. Amir Adnani is not independent under NI 52-110 by virtue of his involvement with UEC as its Chief Executive Officer.

Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer’s contribution to the overall success of the Company and recommending to the Board the Chief Executive Officer’s level of compensation. It is also responsible for reviewing and approving the compensation of other key executive officers and directors including salary, bonus, incentive and other compensation levels.

For further information, see the profiles of members of the Compensation Committee in the section of this Prospectus entitled “Directors and Executive Officers”.

Elements of Compensation

The Compensation Committee believes that the components of the Company’s compensation package allow the Company to offer an appropriate mix of fixed versus “at-risk” compensation, which allows the Compensation Committee to achieve its primary goals with respect to compensation. Compensation for executive officers primarily consists of a base salary and an annual cash bonus. It is expected that the LTIP will be another primary form of compensation for executive officers.

Base Salary. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. The Compensation Committee reviews each executive officer’s base salary with reference to relevant industry norms relating to, among other things, experience, past performance and level of responsibility. The Compensation Committee reviews salary levels periodically and may recommend adjustments to the Board, if warranted, as a result of salary increase trends in the marketplace, competitive positioning and an increase in responsibilities assumed by an executive officer.

Annual Bonus. Annual cash bonuses are also a component of the total compensation that may be received by the Company’s executive officers, which provide such executive officers the potential to receive an annual financial reward based on achievement of specific goals.

LTIP Awards. The Compensation Committee also considers long-term performance incentive awards and stock options (collectively, “LTIP Awards”) to be an important component of executive compensation. The objective of making grants under the LTIP is to encourage executive officers to acquire an ownership interest in the Company over a period of time, thus better aligning the interests of executive officers with the interests of Shareholders, and thereby discouraging excessive risk taking. When determining possible LTIP Award grants, the Compensation Committee also considers past grants under the LTIP.

The Company expects to grant LTIP Awards, from time to time, to directors, officers, key employees and consultants. The Company will consider various factors when determining the number of LTIP Awards to be granted to specific individuals, including the level of responsibility and base salary level associated with the position held by such individual.

Long term incentive plan

The Company has adopted the LTIP, subject to the completion of the Offering. The LTIP will be available to directors, key employees and consultants of the Company, as determined by the Board. The aggregate number of Common Shares expected to be issuable under the LTIP in respect of awards will be the number that is equal to 15% of the Common Shares issued and outstanding upon completion of the Offering and the Conditional Acquisitions. Assuming (a) completion of the Minimum Offering, (b) no exercise of the Over-Allotment Option, (c) the issuance of 500,000 Incentive Units, (d) the issuance of Special Warrant Units upon the automatic exercise of the Qualifying Special Warrants and (e) no exercise of any Warrants or Incentive Unit Warrants, the Company expects an aggregate of 9,776,306 Common Shares will be issuable under the LTIP.

So long as it may be required by the rules and policies of the Exchange, (a) the total number of Common Shares issuable to any participant under the LTIP, at any time, together with Common Shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding Common Shares; (b) the total number of Common Shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding Common Shares; and (c) the total number of Common Shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding Common Shares.

The Board may, at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any grants thereunder, subject to (a) any required approval of any applicable regulatory authority or the Exchange, and (b) approval of Shareholders of the Company as required by the rules of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments, and the Board may make changes which may include, but are not limited to, (i) amendments of a “housekeeping nature”; (ii) any amendment for the purpose of curing any ambiguity, error or omission in the LTIP or to correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP; (iii) an amendment which is necessary to comply with applicable law or Exchange requirements; (iv) amendments respecting administration and eligibility for participation under the LTIP; (v) changes to terms and conditions on which awards may be or have been granted pursuant to the LTIP, including changes to the vesting provisions and terms of any awards; (vi) amendments which alter, extend or accelerate the terms of vesting applicable to any award; and (vii) changes to the termination provisions of an award or the LTIP which does not entail an extension beyond the original fixed term. If the LTIP is terminated, prior awards shall remain outstanding and in effect, in accordance with their applicable terms and conditions. The Board may waive any conditions or rights under, or amend any terms of, any awards, provided that no such amendment or alteration shall be made which would impair the rights of any participant without such participant’s consent, unless the Board determines that such amendment or alteration either is required or advisable in order to conform to any law, regulation or accounting standard or is not reasonably likely to diminish the benefits provided under such award.

Restricted Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of restricted share units (“RSUs”) to directors, key employees and consultants. Each RSU shall represent one Common Share on vesting. RSUs shall be subject to such restrictions as the Board may establish in the applicable award agreement. The typical restriction for RSUs is time based (i.e., vesting after a fixed period of time). All RSUs will vest and become payable by the issuance of Common Shares at the end of the applicable restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the applicable award agreement. Restrictions on any RSUs shall lapse immediately and become fully vested in the participant upon a change of control. Upon the death of a participant, subject to the applicable award agreement, any RSUs that have not vested will be immediately forfeited and cancelled without payment, provided that any RSUs granted to such participant that had vested prior to the participant’s death will accrue to the participant’s estate in accordance with the LTIP.

If a key employee’s employment is terminated for cause, any RSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. Where the employment of a key employee is terminated without cause, by voluntary termination or due to retirement, any RSUs granted to the participant will, subject to the applicable award agreement, immediately terminate without payment and be cancelled as of the termination date, provided, however, that any RSUs granted to such participant that had vested prior to the participant’s termination without cause, voluntary termination or retirement will accrue to the participant in accordance with the LTIP. If a key employee becomes afflicted by a disability, all RSUs granted to the participant will continue to vest in accordance with the terms of such RSUs, provided, however, that no RSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the date of termination will accrue to the key employee in accordance with the LTIP.

In the case of directors, if a participant ceases to be a director for any reason, all RSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the participant ceasing to be a director will accrue to the participant in accordance with the LTIP. Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all RSUs granted to such participant will immediately be forfeited and cancelled, provided, however, that any RSUs granted to such participant that had vested prior to the termination of the participant’s service to the Company will accrue to the participant in accordance with the LTIP.

Performance Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of performance share units (“PSUs”) to key employees and consultants. Each PSU shall, contingent upon the attainment of the performance criteria within the applicable performance cycle, represent one Common Share unless otherwise specified in the applicable award agreement. The performance criteria will be established by the Board which, without limitation, may include criteria based on the participant’s individual performance and/or the financial performance of the Company and its subsidiaries. The applicable award agreement may provide the Board with the right to revise the performance criteria and the award amounts during a performance cycle or after it has ended, if unforeseen events occur, including, without limitation, changes in capitalization, equity restructuring, acquisitions or divestitures, if such events have a substantial effect on the Company’s financial results and make the application of the performance criteria unfair absent a revision.

All PSUs will vest and become payable to the extent that the performance criteria are satisfied in the sole determination of the Board. PSUs granted to a participant shall become fully vested and payable to the extent that the performance criteria set forth in the applicable award agreement are satisfied for the performance cycle. Payment to a participant in respect of vested PSUs shall be made to such participant within 90 days after the last day of the performance cycle or upon a change of control. Upon the death of a participant, subject to the applicable award agreement, all PSUs granted to the participant which, prior to the participant’s death, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

If a key employee’s employment is terminated for cause, any PSUs granted to the participant will immediately terminate without payment and be cancelled as of the termination date. If a key employee’s employment is terminated without cause, by voluntary termination, or if the participant’s employment terminates due to retirement, all PSUs granted to the participant which, prior to such termination without cause, voluntary termination or retirement, as applicable, had not vested, will immediately be forfeited and cancelled without payment, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed. If a participant becomes afflicted by a disability, all PSUs granted to the participant will continue to vest in accordance with the terms of such PSUs, provided, however, that no PSUs may be redeemed during a leave of absence. Where a key employee’s employment is terminated due to disability, subject to the applicable award agreement, PSUs granted to such participant will immediately terminate without payment and be cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, all PSUs granted to such participant will immediately be forfeited and cancelled, provided, however, that the Board may determine, in its discretion, the number of the participant’s PSUs that will vest based upon the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed.

Deferred Share Units

The LTIP provides that the Board may, from time to time, in its sole discretion, grant awards of deferred share units (“DSUs”) to directors in lieu of director fees (but not to key employees or consultants). Directors may also elect to receive any or all of their fees in DSUs in lieu of cash. A director becomes a participant effective as of the date he or she is first appointed or elected as a director and ceases to be a participant at the time he or she ceases to be a director for any reason. The number of DSUs to be granted to a participant shall be calculated by dividing the amount of fees by the market unit price on the grant date. The market unit price is defined in the LTIP as the value of a Common Share determined by reference to the five-day volume weighted average closing price of a Common Share on the immediately preceding five trading days on which trading in the Common Shares took place.

Each participant shall be entitled to receive, subsequent to the effective date that the participant ceases to be a director for any reason or any earlier vesting period(s) set forth in the applicable award agreement, either: (a) that number of Common Shares equal to the number of DSUs granted to such participant; or (b) a cash payment in an amount equal to the market unit price of the DSUs granted to such participant on the trading day following the day that the participant ceases to be a director, net of applicable withholdings. In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements for the fourth quarter), the cash payment of the value of the DSUs will be made to the participant with reference to the five trading days immediately following the public disclosure of the interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter). Upon the death of a participant, such participant’s estate shall be entitled to receive, within 120 days, a cash payment or Common Shares that would otherwise have been payable upon such participant ceasing to be a director.

Options

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of options to directors, key employees and consultants. The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the Exchange, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the Exchange: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of Common Shares issued or reserved for issuance pursuant to options granted under the LTIP to any one-non executive director (excluding the Chair of the Board, if any) plus the number of Common Shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three-month period.

In the event of a change of control, each outstanding option issued to a director or a key employee shall automatically become fully and immediately vested and exercisable, subject to the policies of the Exchange. Upon the death of a director or key employee, any option held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the option shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at the date of death of such participant.

If a key employee is terminated for cause, no option held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any option held shall remain exercisable in full for a period of 60 days after the termination or cessation date (in the case of key employees, subject to any longer period set out in an applicable award agreement, which longer period may not exceed twelve months from such termination date) or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at such time. If a director or a key employee becomes afflicted by a disability, all options granted to the participant will continue to vest in accordance with the terms of such options, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any option held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such participant was entitled to exercise the option at such time.

In the case of consultants, if a participant ceases to be a consultant for any reason, subject to the applicable award agreement and any other contractual commitments between the consultant and the Company, no option held by such participant shall be exercisable from the date of termination of service.

Stock Appreciation Rights

The LTIP provides that the Board may, from time to time, in its discretion, grant awards of stock appreciation rights (“SARs”) to directors, key employees and consultants, either on a stand-along basis or in relation to any options. SARs are awards that entitle the participant to receive an amount (the “SAR Amount”) equal to the excess, if any, of the current market price on the exercise date over the exercise price of the SAR (the “SAR Grant Price”), multiplied by the number of Common Shares in respect of which the SAR is being exercised. The current market price is defined in the LTIP as the last closing price of the Common Shares on the immediately preceding trading day prior to the relevant exercise date. The SAR Amount is payable in Common Shares in an amount equal to the SAR Amount divided by the current market price, provided that the applicable award agreement may provide that the Company may alternatively satisfy the SAR Amount by paying to the participant cash in an amount equal to the SAR Amount. The number of SARs to be granted, the SAR Grant Price and the time(s) at which a SAR may be exercised shall be determined by the Board and set out in an award agreement, provided that the SAR Grant Price shall not be lower than the exercise price permitted by the Exchange and further provided that the term of any SAR shall not exceed ten years. The terms of, and SAR Grant Price of, any SAR granted in relation to an option shall be the same as the terms and exercise price of the option it is granted in relation to.

In the event of a change of control, each outstanding SAR issued to directors and key employees shall automatically become fully and immediately vested and exercisable, subject to the applicable award agreement and the policies of the Exchange. Where, in the case of directors and key employees, a participant shall die while holding a SAR, any SAR held by such participant shall be exercisable by the person(s) to whom the rights of the participant under the SAR shall pass by will or the laws of descent and distribution for a period of 120 days or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at the date of death of such participant.

Where the employment of a key employee is terminated for cause, no SAR held shall be exercisable from the termination date. In the event that the employment of a key employee is terminated without cause, by voluntary termination or due to retirement or, in the case of directors, the participant ceases to be a director for any reason, subject to the applicable award agreement, any SAR held shall remain exercisable in full for a period of 60 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time. If a director or key employee becomes afflicted by a disability, all SARs granted to the participant will continue to vest in accordance with the terms of such SARs, provided that if, in the case of key employees, a participant’s employment is terminated due to disability, or in the case of directors, the participant ceases to be a director as a result of disability, subject to the applicable award agreement, any SAR held by such participant shall remain exercisable for a period of 120 days after the termination or cessation date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such participant was entitled to exercise the SAR at such time.

Where a consultant’s service to the Company terminates for any reason, subject to the applicable award agreement and any other contractual commitments between the participant and the Company, no SAR held by such participant shall be exercisable from the date of termination of service.

Forecast Summary Compensation Table

Based on the information available as of the date of this Prospectus, the table below sets forth information concerning the expected initial annualized compensation of the Named Executive Officers for the next twelve months.

Name and principal position	Salary consulting fee, retainer or commission	Bonus	Committee or meeting fees	Value of perquisites	Value of all other compensation	Total compensation

Scott Melbye(2) Chief Executive Officer, President and Director	US$120,000	Nil(1)	Nil	Nil	Nil	US$120,000
Josephine Man(3) Chief Financial Officer	$90,000	Nil(1)	Nil	Nil	Nil	$90,000

Notes:

(1)	The Company may pay a bonus to NEOs as may be approved by its Compensation Committee based on performance during the applicable period. No such determinations have been made as of the date hereof.
(2)	Mr. Melbye provides services as Chief Executive Officer pursuant to a letter agreement dated October 22, 2019.
(3)	Ms. Man provides services as Chief Financial Officer of the Company pursuant to a consulting agreement dated August 30, 2018.

Pursuant to the LTIP, the Company may grant LTIP Awards to its NEOs and other employees and consultants in the 12 months after the date of this Prospectus in accordance with its compensation policies as described elsewhere herein. As at the date hereof, the Company has not determined any specific grants under the LTIP.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Prospectus, and during the most recently completed financial year ended April 30, 2019, (a) no director or officer of the Company, or any associate or affiliate of such person, is or was indebted to the Company in connection with the purchase of securities of the Company or for any other purpose; and (b) no indebtedness to any other entity by any executive officer, director, employee or former executive officer, director or employee is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee

Pursuant to the rules of the Exchange and Applicable Securities Laws, and in particular NI 52-110, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company. The Audit Committee must operate pursuant to the provisions of a written charter, which sets out its duties and responsibilities (the “Audit Committee Charter”).

Audit Committee Charter

The Audit Committee operates under the Audit Committee Charter that sets out its duties and responsibilities. A copy of the Audit Committee Charter is attached to this Prospectus as Appendix “C”.

Composition of the Audit Committee

The members of the Audit Committee are Amir Adnani (Chair), Lady Barbara Judge CBE and David Neuburger. Each member of the Audit Committee is financially literate. Lady Barbara Judge CBE and David Neuburger are both independent under NI 52-110. Amir Adnani has been determined not to be currently independent under NI 52-110 by virtue of his position with UEC as its Chief Executive Officer.

Relevant Education and Experience

All of the Audit Committee members are senior-level businesspersons with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, Amir Adnani and Lady Barbara Judge CBE have knowledge of the role of an audit committee of reporting companies from their years of experience as directors of public companies other than the Company.

Amir Adnani

Mr. Adnani is a founder and serves as the President, Chief Executive Officer and a director of UEC, a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the founder and Chairman of GoldMining Inc., a publicly-listed gold acquisition and development company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia.

Lady Barbara Judge CBE

Lady Judge CBE has significant experience in the nuclear energy industry, as well as legal, regulatory, corporate governance and risk management expertise. From 1980 to 1985, Lady Judge CBE served as a member of the U.S. Securities and Exchange Commission. In 2010, Lady Judge CBE was appointed a Commander of the Order of the British Empire for her contributions to the financial services and nuclear industries. From September 2007 to May 2018, Lady Judge CBE was a director of Magna International Inc., a mobility technology company for automakers. Lady Judge CBE received a Bachelor of Arts from the University of Pennsylvania and a Juris Doctor with honours from New York University Law School.

David Neuburger

Mr. Neuburger is a mining industry professional with more than 30 years of experience in leadership roles, operations management, corporate strategic planning, projects and mine engineering. From 2014 to 2018, he served as Vice President, General Manager, Kupol Operations for Kinross Gold Corporation, leading a remote Arctic gold mining and regional milling operation in the Russian far east. Mr. Neuburger also served on the Board of the Saskatchewan Mining Association, including as President and in other executive committee roles. Mr. Neuburger received a Bachelor of Engineering (Mining) from McGill University in 1985 and an Masters of Business Administration from the University of Saskatchewan in 2000.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

The Company is relying on the exemption provided by section 6.1 of NI 52-110 regarding the composition of the Audit Committee and reporting obligations, which states that the Company is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of the Company.

External Auditor Service Fees

Ernst & Young LLP has served as the Company’s auditors since September 14, 2018. The table below sets forth the aggregate fees billed by the Company’s external auditors for audit fees during the financial year ending April 30, 2019.

Year Ended April 30,	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)	All Other Fees
	($)	($)	($)	($)
2018	25,000	-	-	-
2019	69,000	-	24,240	-

Notes:

(1)	Audit fees relate to professional services rendered by the auditors for the audit of the Company’s consolidated financial statements.
(2)	Tax fees relate to professional services rendered by the Company’s auditor for tax compliance and tax advice.

Corporate Governance

Board of Directors

The Board is currently comprised of five members, three of whom are independent. The Chairman of the Board is not independent. The Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have full access to management. The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

Lady Barbara Judge CBE, David Neuburger and Vina Patel are independent in that they do not have a direct or indirect material relationship with the Company that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. Amir Adnani is not independent by virtue of his involvement with UEC as its Chief Executive Officer. Scott Melbye is not independent by virtue of the scope of his involvement with the Company as its Chief Executive Officer.

Directorships

Certain directors of the Company are also directors of other reporting issuers, as set out in the table below.

Director	Other reporting issuers	Exchange	Dates
Amir Adnani	UEC	NYSE American	June of 2005 to Present
	GoldMining Inc.	Toronto Stock Exchange	January of 2011 to Present
Lady Barbara Judge	LoopUp PLC Glenveagh Properties PLC	London Stock Exchange London Stock Exchange	September of 2016 to Present February 2017 to Present

Orientation and Continuing Education

The Board does not have any formal procedures to orient new Board members or provide continuing education for directors. When a new director is appointed, such director has the opportunity to meet other directors, executives, management and employees of the Company with orientation tailored to the needs and experience of the new director, as well as overall needs of the Board. New Board members are provided with information respecting the Company and its business and operations.

The Company relies on the advice of its professional advisors to update the knowledge of its Board members in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to boards of directors of such companies. New Board members are generally selected on the basis of their breadth of experience with respect to the mining industry, having regard to the requirements for appropriate skill sets required by the Company.

As an ongoing process, the Board is to consider executive and management development (including training and monitoring of senior executives and management) to be based mainly on periodic reports from the Compensation Committee and the Nominating and Corporate Governance Committee. Board members are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with business and affairs of the Company and with respect to developments within the mining industry. Board members have free and full access to the Company’s records at all times.

Ethical Business Conduct

The Company has adopted a written code of business conduct and ethics (the “Code of Conduct”) to assist its employees, officers and directors to maintain the highest standards of ethical conduct in corporate affairs and to encourage a culture of honesty, accountability and fair business practice. The Code of Conduct addresses fair dealings, compliance with laws, regulations and rules, conflicts of interest, corporate opportunities, accepting and giving gifts, public disclosure, shareholder relations, use of the Company’s property, handling of confidential information, discrimination and harassment, and reporting of violations of the Code of Conduct. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. The Code of Conduct also addresses matters concerning public disclosure and provides that communications with the public concerning the Company are full, fair, accurate, timely and understandable, and in accordance with the disclosure requirements under applicable securities laws. The Board will have the ultimate responsibility for the administration of the Code of Conduct. The Code of Conduct is available under the Company’s profile on SEDAR.

The Company has also adopted an insider trading policy (the “Insider Trading Policy”), which applies to all employees, officers and directors of, and consultants and contractors to, the Company or any subsidiary of the Company who receive or have access to “material non-public information” (as such term is defined in the Insider Trading Policy). This group of people, members of their immediate families, and members of their households are referred to as “insiders” in the Insider Trading Policy. The Insider Trading Policy also applies to any person who receives material non-public information from any insider. The objective of the Insider Trading Policy is to ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable securities laws. The Insider Trading Policy provides for trading bans during which insiders and other persons who are subject to the policy are prohibited from trading in securities of the Company. The Insider Trading Policy also prohibits insiders and other persons who are subject to the policy from trading in securities of the Company during the period commencing on the first day after the end of each fiscal quarter and ending one trading day following the date of the public disclosure of the financial results for that quarter. Additional trading bans may also be prescribed from time to time to suspend trading because of developments known to the Company and not yet disclosed to the public.

The Company has also adopted a whistleblower policy (the “Whistleblower Policy”) wherein directors, officers and employees of the Company are provided with the mechanics by which they may raise concerns with respect to any unlawful, illegal or otherwise improper behavior. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board in respect of filling of vacancies on the Board and as to nominees for the Board. On an annual basis, the Board reviews its strategies to determine the composition of the Board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience and background.

Compensation

The Compensation Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Company’s directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Company to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee, among other things, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation level based on this evaluation. The Compensation Committee meets without the presence of executive officers when approving the Chief Executive Officer’s compensation. See “Executive Compensation”.

Other Committees of the Board of Directors

Apart from the Audit Committee and Compensation Committee, the Board has established the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the Board and the Company, for assessing the overall effectiveness and composition of the Board and committees of the Board and for providing recommendations to the Board for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the Board.

Assessments

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Such assessment considers, in the case of the Board or a committee of the Board, its mandate or charter; and, in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board. The Nominating and Corporate Governance Committee recommends to the Board any changes that would enhance the performance of the Board based on a variety of assessment criteria.

PLAN OF DISTRIBUTION

General

This Prospectus qualifies the distribution by the Company in the Selling Jurisdictions of a minimum of 13,340,000 Units for aggregate minimum gross proceeds of $20,010,000, up to a maximum of 20,000,000 Units for aggregate maximum gross proceeds of $30,000,000. This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units, issuable upon exercise thereof.

Each Unit is comprised of one Unit Share and one Unit Warrant. Each Unit Warrant entitles the holder thereof to purchase one Common Share at the Warrant Exercise Price at any time until the Expiry Date, subject to adjustment in certain events. The Unit Warrants shall be created and issued pursuant to the Warrant Indenture.

The Units are being offered on a commercially reasonable efforts basis by the Agents pursuant to the Agency Agreement. While the Agents will use their commercially reasonable efforts to sell the Units, the Agents will not be obligated to purchase any Units that are not sold. The obligations of the Agents under the Agency Agreement are several and may be terminated at an Agent’s discretion upon the occurrence of certain events. The Offering Price was determined by negotiation between the Company and the Co-Lead Agents, based on several factors that may bear no relationship to the price that will prevail in the public market. All sales in Canada will be made by the Canadian Agents. H.C. Wainwright is not registered as a dealer in any Canadian jurisdiction and accordingly, will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada.

The Exchange has conditionally approved the listing of the Common Shares, including the Unit Shares, the Special Warrant Unit Shares and the Common Shares issuable on exercise of the Warrants, and the listing of the Warrants on the Exchange. The listing will be subject to the Company fulfilling all of the initial listing requirements and conditions of the Exchange.

As at the date of this Prospectus, the Company does not have any of its securities listed or quoted, has not applied to list or quote any of its securities, and does not intend to list or quote any of its securities, on the Toronto Stock Exchange, Aequitas NEO Exchange, a U.S. marketplace, or a marketplace outside Canada and the United States of America (other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc).

In consideration for the services rendered by the Agents in connection with the Offering, the Agents will be paid a cash commission equal to 6.0% of the gross proceeds from the sale of the Units, including any proceeds resulting from the exercise of the Over-Allotment Option, subject to a reduced fee of 2.0% for Units sold under the President’s List and no fee for Units (with a maximum aggregate Offering Price of up to $6 million) sold to Insiders. The Agents will also be reimbursed for certain expenses, including legal fees.

The Company has granted the Agents the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Agents, for a period of 30 days from the Closing Date, to purchase up to an additional 5% of the number of Units sold under the Offering. The Over- Allotment Option may be exercised by the Agents to acquire: (a) Over-Allotment Units at the Offering Price; (b) Over-Allotment Unit Shares at a price of $1.25 per Over-Allotment Unit Share; (c) Over-Allotment Unit Warrants at a price of $0.25 per Over-Allotment Unit Warrant; or (d) any combination of Over-Allotment Units, Over-Allotment Unit Shares and Over-Allotment Unit Warrants, so long as the number of Over-Allotment Unit Shares and the number of Over-Allotment Unit Warrants which may be issued under the Over-Allotment Option does not, in either case, exceed the number equal to 5% of the Units sold under the Offering. If the Minimum Offering is completed, the Agents exercise the Over-Allotment Option in full and assuming no Units are purchased under the President’s List or by Insiders, an aggregate of 14,007,000 Units will be issued and the total price to the public, the Agents’ Fee and the net proceeds available to the Company (after deducting the Agents’ Fee but before the deduction of the Offering Expenses) will be $21,010,500, $1,260,630 and $19,749,870, respectively. If the Maximum Offering is completed, the Agents exercise the Over-Allotment Option in full and assuming no Units are purchased under the President’s List or by Insiders, an aggregate of 21,000,000 Units will be issued and the total price to the public, the Agents’ Fee and the net proceeds available to the Company (after deducting the Agents’ Fee but before the deduction of the Offering Expenses) will be $31,500,000, $1,890,000 and $29,610,000, respectively. The purchase price of each Over-Allotment Unit sold pursuant to the Over-Allotment Option will be equal to the Offering Price. A purchaser who acquires Over-Allotment Units acquires such shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Closing Date is expected to be on or around December 3, 2019, or such other date as the Company and the Co-Lead Agents may agree.

The Agents propose to offer the Units initially at the Offering Price. After the Agents have made a reasonable effort to sell all of the Units (excluding the Over-Allotment Units) at the Offering Price, the selling price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Agents will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the Offering Price. Any such reduction will not affect the proceeds received by the Company.

Subject to the terms of the Agency Agreement, the Company has agreed to indemnify the Agents, their respective affiliates and their respective directors, officers, employees, partners, agents and securityholders against certain liabilities including civil liabilities under Canadian provincial and territorial securities legislation, or to contribute to any payments the Agents may be required to make in respect thereof.

In connection with the completion of the Offering, each of the Company’s executive officers and directors has agreed to enter into the Lock-Up Agreements, pursuant to which each director and executive officer will agree not to sell, transfer or pledge or otherwise dispose of any securities, other than Unit Shares and Unit Warrants purchased pursuant to the Offering, or announce any intention to do so for a period of 180 days after the Closing Date, subject to certain limited exceptions, without the written agreement of the Co-Lead Agents, such agreement not to be unreasonably withheld.

In connection with the completion of the Offering, the Company has agreed that it will not, for a period of 180 days following the Closing Date, issue, announce any issue, or agree to issue securities of the Company, other than (i) the issuance of securities under the Sprott Credit Agreement and the Conditional Royalty Agreements, and upon the exercise or conversion of any securities issued pursuant to such agreements; (ii) the issuances of securities upon the exercise or automatic exercise of currently outstanding Special Warrants and upon the exercise or conversion of any securities issued pursuant to such exercise or automatic exercise; (iii) the grant of awards under the LTIP and the issuance of securities in accordance with the terms of such awards; and (iv) the issuance of securities in connection with any acquisitions by the Company or its subsidiaries of securities that will otherwise be subject to a hold period ending no less than 180 days after the Closing Date, without the written agreement of the Co-Lead Agents, such agreement not to be unreasonably withheld or delayed.

In connection with the Offering, the Agents may over-allocate or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Agents of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Agents may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Agents will consider, among other things, the price of Common Shares available for purchase in the open market compared with the price at which they may purchase Over-Allotment Units through the Over-Allotment Option. If, following the Closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in Common Shares may be filled through purchases in the market, creating upward pressure on the price of the Common Shares. If, following the Closing of the Offering, the market price of the Common Shares increases, the over-allocation position in Common Shares may be filled through the exercise of the Over-Allotment Option in respect of Over-Allotment Unit Shares at the Offering Price. The Agents must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Agents are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Agents’ over-allocation position.

Pursuant to policy statements of the relevant securities commissions, the Canadian Agents may not, throughout the period of distribution under this Prospectus, bid for Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Exchange, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities, and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the Agents reserve the right to close the subscription books at any time without notice. All subscription funds received by the Agents will be held in trust, pending the closing of the Offering. If the Minimum Offering has not closed on or before 90 days from the issuance of a receipt for this Prospectus, or if a receipt has been issued for an amendment to this Prospectus, within 90 days of the issuance of such receipt and in any event not later than 180 days from the date of receipt for this Prospectus, the Offering will cease. If the Offering is not completed, the subscription proceeds received by the Agents in connection with the Offering will be returned to the subscribers without interest or deduction, unless the subscribers have otherwise instructed the Agents.

The Company’s directors, officers, employees and other investors who have an existing relationship with the Company may purchase Units pursuant to the Offering.

Other than Units sold in the United States or to or for the account or benefit of a person in the United States or a U.S. Person (as defined under Regulation S of the U.S. Securities Act), which will be represented by individual certificates, it is anticipated that a certificate or certificates representing the Unit Shares and the Unit Warrants will be issued in registered form to CDS or its nominee as a global security and will be deposited with CDS on the Closing Date.

Concurrently with the Offering, the Units may be offered and sold in the United States in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This Prospectus does not qualify the distribution of Units in the United States. Neither the Company nor any of the Agents are making an offer to sell or seeking offers to buy Units in any jurisdiction where the offer or sale is not permitted.

This Prospectus also qualifies the distribution of 1,733,334 Special Warrant Unit Shares and 1,733,334 Special Warrant Unit Warrants issuable for no additional consideration upon the automatic exercise of the Qualifying Special Warrants. The Company will not receive any additional proceeds upon the automatic exercise of the Special Warrants and no commission or fee will be payable by the Company to the Agents in connection with the issuance of the Special Warrant Units.

An affiliate of BMO Nesbitt Burns Inc., a Co-Lead Agent, is the Lender under the BMO Margin Loan Agreement. The Company intends to repay the BMO Credit Facility utilizing a portion of the net proceeds of the Offering. In addition, affiliates of Sprott Capital Partners LP, an Agent, were lenders under the Company’s Sprott Credit Agreement and an affiliate of Sprott Capital Partners LP is entitled to receive Incentive Units in connection with the completion of the Offering. Consequently, the Company may be considered a “connected issuer” of each of BMO Nesbitt Burns Inc. and Sprott Capital Partners LP under Applicable Securities Laws. See “Relationship between the Company and the Agents”.

No Registration in the United States

The Unit Shares and Unit Warrants comprising the Units, and the Common Shares issuable upon the exercise of the Unit Warrants have not been and will not be registered under the U.S. Securities Act or any securities or “blue sky” laws of any of the states of the United States, and may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. Persons except in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Except as permitted in the Agency Agreement, and as expressly permitted by applicable laws of the United States, the Agents will not offer, sell or deliver the Units within the United States or to, or for the account or benefit of, U.S. Persons. The Agency Agreement enables the Agents, by or through certain United States registered broker-dealers that may be appointed by the Agents as sub-agents, to offer and sell the Units in the United States to Qualified Institutional Buyers or Accredited Investors or to, or for the account or benefit of, U.S. Persons who are Qualified Institutional Buyers or Accredited Investors, provided such offers and sales are made in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act and/or Section 4(a)(2) of the U.S. Securities Act and applicable state securities laws. Moreover, the Agency Agreement provides that the Agent, by or through certain United States registered broker-dealers appointed by the Agent as sub-agents, will offer and sell the Units outside the United States only in accordance with Rule 903 of Regulation S under the U.S. Securities Act.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units in the United States.

RISK FACTORS

An investment in the securities of the Company is highly speculative in nature and involves a high degree of risk.

Prospective purchasers of Units should carefully consider the risks described below. The operations of the Company are high-risk due to the nature of the Company’s business, its limited operating history and its formative stage of development. Some of the risks that could materially affect the Company and its future operating results, and which could cause actual results to differ materially from those described in forward-looking information relating to the Company, are described below. The Company may face additional risks and uncertainties other than those listed below (or elsewhere in this Prospectus), including risks and uncertainties that are unknown to the Company and risks and uncertainties now believed to be immaterial, which could turn out to be material and which could have a material adverse effect on the Company’s business, results of operations and financial condition. If any of the risks described below (or elsewhere in this Prospectus) actually occur, the business, financial condition and/or results of operations of the Company could be materially adversely affected.

Risks Related to the Business of URC

Dependence on third party operators.

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties, streams and similar interests that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third party owners and operators thereof and any revenue that may be derived from URC’s asset portfolio will be based on production by such owners and operators. Third party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties, streams and similar interests may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties, streams and similar interests discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

Royalties, streams and similar interests may not be honoured by operators of a project.

Royalties, streams and similar interests are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties, streams and similar interests that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests.

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties, streams and similar interests and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by building relationships with various owners, operators and counterparties, in order to encourage information sharing.

Risks faced by owners and operators.

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

While a number of the properties underlying the Company’s current royalty interests are relatively advanced and the Langer Heinrich Mine was producing until it was put on care and maintenance by its operator in May of 2018, none of the properties underlying the Company’s current royalty interests are in production. While the discovery of uranium deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s current or future interests will be brought into a state of commercial production or that projects on care and maintenance will recommence production activities.

Dependence on future payments from owners and operators.

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Investment price risks.

The value of the Company’s current and future equity investments, including its investment in Yellow Cake, is and will be exposed to fluctuations in the quoted market price depending on a number of factors, including general market conditions, company-specific operating performance and the market price of uranium. The Company does not utilize any derivative contracts to reduce this exposure. The Company may be unable to sell its entire interest in an investment without having an adverse effect on the fair value of the security due to low trading volumes on some investments.

Commodities price risk.

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of uranium. Uranium prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Uranium, being a commodity, is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy.

As part of the Company’s business strategy, it has sought and will continue to seek to purchase uranium royalties, streams or similar interests, as well as physical uranium, from third party natural resource companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company.

Risks related to mineral reserves and resources.

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

First Nations Land Claims.

In Canada, First Nations rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Supreme Court of Canada’s 2014 decision in Tsilhqot’in Nation v. British Columbia marked the first time in Canadian history that a court has declared First Nations title to lands outside of a reserve. The Company is not aware of any First Nations land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the Canadian land which is covered by its royalty interests. The legal basis of a land claim is a matter of considerable legal complexity and the impact of a land claim settlement and self-government agreements cannot be predicted with certainty. In the event that First Nations title is asserted and proved on Canadian land which is covered by its royalty interests, provincial and federal laws will continue to be valid provided that any infringements of First Nations title, including mining and exploration, are either consented to by First Nations groups or are justified. However, no assurance can be given that a broad recognition of First Nations rights by way of a negotiated settlement or judicial pronouncement would not have an adverse effect on the Company’s activities. Such impact could be marked and, in certain circumstances, could delay or even prevent exploration or mining activities on Canadian land which is covered by the Company’s royalty interests.

Rights of third parties.

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Costs may influence return to Company.

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Global financial conditions.

Market events and conditions, including disruptions in international credit markets and other financial systems in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in U.S. dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, excluding the United States, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for minerals, including uranium, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates and conditions. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Securities could be adversely affected.

Liquidity concerns and future financing requirements.

The Company has no current source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that the Company will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of Common Shares or securities exchangeable for or convertible into Common Shares, control of the Company may change and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

Because of their size and scale, the success of some resource-based projects depends on the ability of the owners to raise the capital required to successfully explore, develop and operate a project. This ability may be affected by general economic and market conditions, including the perceived threat or actual occurrence of an economic recession or liquidity issues. If market conditions are not favorable, major resource based projects could be cancelled or delayed, and any return to the Company would be extinguished or significantly delayed or diminished.

In the event that the Company is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition for uranium royalties, streams and similar interests.

The business of the Company is competitive in all phases, with many companies engaged in the acquisition of royalties, streams and similar interests, including large, established companies with substantial financial resources and long earnings records. Moreover, there is only a limited number of active uranium projects globally and, accordingly, there will be limited opportunities for additional acquisitions and investments by the Company. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staff. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks related to foreign jurisdictions and emerging markets.

Some of the properties on which the Company holds or will hold royalties, streams or similar interests are located outside of Canada, including the Langer Heinrich Mine in Namibia. In addition, future investments may expose the Company to additional jurisdictions. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties, streams or similar interests that are or may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

In particular, Namibia is considered an “emerging market”. In addition to the risks noted above, heightened risks associated with emerging markets include, without limitation, the risk of war, terrorism or nationalization; limitations on the removal of funds or other assets, or diplomatic developments that affect investments; policies which may restrict the rights of the owner, operator or Company, including restrictions on investment in the mining industry and requirements that government approval be obtained prior to any such investment by foreign persons; policies that may restrict the Company’s repatriation of income or capital, including temporary restrictions on foreign capital remittances; the lack of uniform legal, accounting and auditing standards and/or standards that are different from the standards required in Canada; potential difficulties in enforcing contractual obligations; and less development and/or obsolescence in banking systems and practices, postal systems, communications and information technology and transportation networks.

The Company’s policy is to apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties, streams and similar interests. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks.

While the Company reports its financial results in Canadian dollars, the Company’s investment in Yellow Cake is denominated in UK pounds sterling and uranium prices and many of its royalty interests are denominated and payable in U.S. dollars or Australian dollars. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Operating history.

The Company has a limited business history. While members of the Company’s management and Board have significant expertise within the natural resource, nuclear energy and finance sectors, the Company itself has a limited history of operations in the uranium industry, and there can be no assurance that the business will be successful or profitable or that URC will be able to successfully execute its proposed business model and growth strategy. If the Company is unable to execute its business model and growth strategy, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention.

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource, nuclear energy and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Litigation risks.

The Company may become party to legal claims arising in the ordinary course of business. There can be no assurance that any such legal claims will not result in significant costs to the Company. In addition, potential litigation may arise on a property underlying the royalties, streams and similar interests that are or may be held by the Company (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty, stream or similar interest holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties, streams and similar interests that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Conflicts of interest.

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resources investment, exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of royalties, streams or similar interests. Such conflicts of the directors and officers may have a material adverse effect on the Company’s business, results of operations and financial condition.

Dividend policy.

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Public acceptance of nuclear energy and competition from other energy sources.

The growth of the uranium and nuclear energy industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. The nuclear industry is affected by unique political, technological and environmental factors. Accordingly, the industry is subject to public opinion risks, which could have an adverse impact on the demand for nuclear power and result in increased government regulation. An accident at a nuclear reactor anywhere in the world could impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy. Sustained lower prices of oil, natural gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for uranium. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates.

No public market for uranium.

There is no public market for the sale of physical uranium. The uranium futures market on the New York Mercantile Exchange does not provide for physical delivery of uranium, only cash on settlement, and the trading forum by certain buyers does not offer a formal market but rather facilitates the introduction of buyers to sellers. The Company may not be able to sell any physical uranium acquired in the future at a desired price level for some time. The pool of potential purchasers and sellers is limited, and each transaction may require the negotiation of specific provisions. Accordingly, a purchase or sale cycle may take several weeks to complete. The inability to sell any acquired uranium on a timely basis in sufficient quantities could have a material adverse effect on the financial condition of the Company.

Lack of liquidity in uranium company investments.

The Company may make additional investments in securities of companies involved in the uranium industry in the future. Some of the companies in which the Company may invest may be thinly traded and some may have no market at all. There are no restrictions on the investment by the Company in illiquid securities. It is possible that the Company may not be able to sell such positions, in whole or in part, without facing substantially adverse prices. If the Company is required to transact in such securities before its intended investment horizon, the performance of the Company could suffer.

Industry subject to influential political and regulatory factors.

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes). International agreements, governmental policies and trade restrictions are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing markets, such as China and India.

For example, the supply and marketing of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. In addition, a section 232 petition has been filed with the United States Department of Commerce under the Trade Act of 1962 (national security threatened by excessive levels of foreign imports), which could limit the levels of foreign uranium imports allowed into the United States and impact uranium prices in this major market. Changes to the regulations affecting global marketing and supply may have a material adverse effect on the Company’s business, results of operations and financial condition.

Anti-bribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Expansion of the business activities outside areas of expertise.

The Company’s operations and expertise are currently focused on the acquisition and management of its royalty and other uranium-focused interests. While it does not currently expect to do so, in the future, the Company may pursue acquisitions outside this area, including potentially acquiring and/or investing in producing, developing or exploration-stage resource projects. Expansion of the Company’s activities into new areas would present challenges and risks that it has not faced in the past. If the Company does not manage these challenges and risks successfully, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Negative Cash Flow from Operating Activities

The Company had negative cash flow from operating activities in the fiscal periods ended April 30, 2019, and July 31, 2019. The Company expects that it will use Offering proceeds to fund anticipated negative cash flow from operating activities in future periods. Given that the Company has no operating revenues, and does not anticipate generating operating revenues for the foreseeable future, all expenditures to fund operating activities must be provided by financings. There is no assurance that future financings can be completed.

Risks Related to the Offering and Holding of the Securities

High risk, speculative nature of investment.

An investment in the securities of the Company carries a high degree of risk and should be considered speculative by investors. The Company has no history of earnings, a limited business history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The Company’s operations are not sufficiently established such that it can mitigate the risks associated with the Company’s planned activities.

The Company may not complete the Conditional Acquisitions on the terms described in this Prospectus or at all.

The Company currently expects that the Conditional Acquisitions will close on or around the Closing Date. The closings of the Conditional Acquisitions are subject to a number of customary closing conditions, some of which are not within the control of the Company, and to the normal commercial risk that the Conditional Acquisitions may not be completed on the terms negotiated or at all. If the closings of the Conditional Acquisitions do not take place as contemplated, the Company could suffer adverse consequences and possibly the loss of investor confidence. Closing of the Offering is not conditional on closing of the Conditional Acquisitions. As such, investors in the Securities may not realize the anticipated benefits of the Conditional Acquisitions in the event the Offering is completed but the Conditional Acquisitions, or any one or more of them, are not.

Liquidity concerns and future financing requirements.

The Company has no source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend in part on prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that it will be successful in its efforts to arrange additional financing on satisfactory terms, or at all. If additional financing is raised by the issuance of Common Shares or securities exchangeable for or convertible into Common Shares, control of the Company may change and Shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its businesses at its maximum potential, to expand, to take advantage of other opportunities or to otherwise remain in business.

Offering Price.

The Offering Price was determined by negotiation between the Company and the Co-Lead Agents, in the context of the market. The Offering Price is not an indication of the value of any of the Securities or that any of the Securities could be sold for an amount equal to the Offering Price or for any amount. The Offering Price is substantially higher than the price per share of certain Common Shares issued prior to the Closing and the price per Common Share or Special Warrant Unit issuable upon the automatic exercise of certain Special Warrants. As a result, persons who acquire Securities pursuant to the Offering will experience immediate dilution.

Dilution.

Issuances of additional securities will result in a dilution of the equity interests of any person who may become a Shareholder as a result of, or subsequent to, the Offering. The Company may issue additional Common Shares or securities exchangeable for or convertible into Common Shares in the future if further capital is required and as the result of grants under LTIP or other rights to acquire Common Shares that the Company may, in the future, issue. If additional Common Shares or securities exchangeable for or convertible into Common Shares are sold or issued, such sales or issuances may substantially dilute the interests of the Shareholders.

Volatility of share price.

Securities markets have a high level of price and volume volatility and the market prices of the securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include global macroeconomic developments and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in the price of uranium will not occur. As a result of any of these factors, the market price of the Securities at any given point in time may not accurately reflect the long-term value of the Company.

At times, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

Management will have discretion in the use of proceeds.

Management will have broad discretion concerning the use of the proceeds of the Offering, as well as the timing of expenditure. As a result, investors will be relying on the judgment of management for the application of the proceeds of the Offering. Completion of the Conditional Acquisitions and expenditures of the Available Funds shall be at the sole discretion of the management of the Company and, as of the date of this Prospectus, there can be no assurances as to how such funds will be expended. Management may use the Available Funds in ways that investors may not consider desirable. The results and the effectiveness of the application of the Available Funds are uncertain. If the proceeds are not applied effectively it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Market for the shares.

There can be no assurance that an active market for the Securities will develop or be sustained after the Offering. If an active public market for the Securities does not develop, the liquidity of an investment may be limited and the share price may decline below the Offering Price.

Financial reporting and other public company requirements.

On the Effective Date and the Listing Date, the Company will become subject to reporting and other obligations under Applicable Securities Laws, including National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and the rules of the Exchange, respectively. These reporting and other obligations will place significant demands on the Company’s management, administrative, operational and accounting resources. In order to meet such requirements, the Company will, among other things, establish systems, implement financial and management controls, reporting systems and procedures and, if necessary, hire qualified accounting and finance staff. However, if the Company is unable to accomplish any such necessary objectives in a timely and effective manner, the Company’s ability to comply with its reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause the Company to fail to satisfy its reporting obligations or result in material misstatements in its financial statements. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in the Company’s reported financial information, which could result in a reduction in the trading price of the Securities.

The Company does not expect that its disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple errors. Controls can also be circumvented by the individual acts of certain persons, by collusion of two or more persons or by management override of controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no legal proceedings outstanding, threatened or pending, as of the date of this Prospectus, by or against the Company or to which the Company is a party or to which the Company’s business or any of its assets is subject, nor, to the Company’s knowledge, are any such legal proceedings contemplated which could become material to a purchaser of the Company’s securities.

Regulatory Actions

There have not been any penalties or sanctions imposed against the Company by a court relating to provincial or territorial securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company, and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Prospectus, no Informed Person has had any material interest, direct or indirect, in any material transaction with the Company within the three years before the date of this Prospectus that has materially affected or is reasonably expected to materially affect the Company.

RELATIONSHIP BETWEEN THE COMPANY AND THE AGENTS

An affiliate of BMO Nesbitt Burns Inc., a Co-Lead Agent, is the Lender under the BMO Margin Loan Agreement. The Company intends to repay the BMO Credit Facility utilizing a portion of the net proceeds of the Offering. In addition, affiliates of Sprott Capital Partners LP, an Agent, were lenders under the Company’s Sprott Credit Agreement and an affiliate of Sprott Capital Partners LP is entitled to receive Incentive Units in connection with the completion of the Offering. Consequently, the Company may be considered a “connected issuer” of each of BMO Nesbitt Burns Inc. and Sprott Capital Partners LP under Applicable Securities Laws. See “Description of the Company’s Business – History – BMO Credit Facility”, “Use of Proceeds” and “Description of the Company’s Business – History – Sprott Credit Facility”.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company’s auditor is Ernst & Young LLP, with an office at 2300-700 West Georgia Street, Vancouver, British Columbia V7Y 1C7.

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with an office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the Company has not entered into any material contracts and will not enter into any material contracts prior to the closing of the Offering, other than the Agency Agreement, the Escrow Agreements and the Roughrider Agreement. See “Plan of Distribution”, “Escrowed Securities and Securities Subject to Contractual Restriction on Transfer” and “The URC Asset Portfolio – Conditional Royalties – Roughrider Project”.

Copies of these contracts will be available for inspection at the registered office of the Company located at the offices of Sangra Moller LLP, solicitors for the Company, 1000 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours while the securities offered by this Prospectus are in the course of distribution and for a period of 30 days thereafter.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Offering will be passed on behalf of the Company by Sangra Moller LLP and on behalf of the Agents by McCarthy Tétrault LLP.

The scientific and technical information relating to the Roughrider Project attached as Appendix “D” has been included in reliance on the reports prepared or certified under NI 43-101. Pieter I. Du Plessis, P.Geo., a “qualified person” as defined in NI 43-101, is the author responsible for the preparation of the Roughrider Technical Report.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received, or is expected to receive, registered or beneficial interests, direct or indirect, in Common Shares or other property of the Company or any of its associates or affiliates representing 1% or more of the outstanding Common Shares.

Ernst & Young LLP, the Company’s auditors, provided the report attached to the Annual Financial Statements. Ernst & Young LLP has advised the Company that they are independent in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

OTHER MATERIAL FACTS

There are no further facts or particulars in respect of the securities being distributed pursuant to this Prospectus that are not already disclosed in this Prospectus that are necessary to be disclosed for this Prospectus to contain full, true and plain disclosure of all material facts relating to such securities.

Except as disclosed below, there is no other material fact relating to the Offering that has not been otherwise disclosed hereunder. This Prospectus contains full, true and plain disclosure of all material facts relating to the securities being distributed.

RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right must be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.

The Units are partially comprised of Unit Warrants and investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Unit Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

EXEMPTIONS

The Company has relied on the exemption available under Section 3 of British Columbia Instrument 43-501 – Exemption from certificate requirement for foreign underwriters, allowing a person qualified under the laws of a foreign jurisdiction to act as an underwriter not to sign the certificate required by Section 5.9(1) of NI 41-101. The exemption has been relied upon in order to exempt H.C. Wainwright from signing the certificate accompanying this Prospectus, since H.C. Wainwright is not registered as a dealer in any Canadian jurisdiction and accordingly, will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. Thus, all sales to Canadian residents under the Offering will be made through the Canadian Agents and this Prospectus contains a certificate signed by each Canadian Agent in compliance with section 37.3 of Form 41-101F1 Information Required in a Prospectus and Section 5.9(1) of NI 41-101.

FINANCIAL STATEMENTS

The Annual Financial Statements are included in this Prospectus as Appendix “A” and the Interim Financial Statements are included in this Prospectus as Appendix “B”. The Company’s fiscal year end is April 30.

SIGNIFICANT ACQUISITIONS

All of the Company’s material acquisitions to date have been described in this Prospectus. See “The URC Asset Portfolio”.

Other than as described in this Prospectus, the Company has not completed any acquisitions or dispositions since the Company’s date of incorporation; however, the Company is in discussions with uranium producers, developers and others for potential future transactions. See “Description of the Company’s Business – Business Strategy”.

GLOSSARY OF NON-TECHNICAL TERMS

Unless the context otherwise requires, when used in this Prospectus, the defined terms below shall have the meanings ascribed thereto. Words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“Accredited Investor” means an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the U.S. Securities Act.

“Agency Agreement” means the agency agreement between the Agents and the Company, dated November 22, 2019, in respect of the offering of the Units.

“Agents” has the meaning ascribed to such term on the cover page of this Prospectus.

“Agents’ Fee” means the cash commission to be paid on the Closing Date to the Agents by the Company pursuant to the Agency Agreement, calculated as 6.0% of the gross cash proceeds received by the Company under the Offering, subject to a reduced fee of 2.0% for Units sold under the President’s List and no fee for Units (with a maximum aggregate Offering Price of up to $6 million) sold to Insiders.

“AIM” means the Alternate Investment Market of the London Stock Exchange.

“Altius” means Altius Minerals Corporation and Altius Royalty Corp.

“Anderson Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Anderson Project”

“Anderson Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Anderson Project”.

“Anderson Technical Report” means the technical report titled “Technical Report and PEA on the Anderson Uranium Project, Yavapai County, Arizona, USA”, with an effective date of July 6, 2014, prepared for UEC and authored by Douglas Beahm, PE, PG, Terence P. McNulty, D. Sc., P.E., Bruce Davis, FAusIMM, and Robert Sim, P.Geo.

“Annual Financial Statements” means the Company’s audited financial statements and the related notes thereto for the years ended April 30, 2019 and 2018, attached as Appendix “A”.

“Applicable Securities Laws” means the Securities Act (British Columbia) and the rules and regulations thereunder and all published rules, orders, notices and policies of each of the Securities Commissions, all published national rules and policies applicable therein, and all published notices, policies and instruments of the Canadian Securities Administrators applicable therein.

“Audit Committee” means the audit committee of the Company.

“Audit Committee Charter” means the charter of the Audit Committee, attached to this Prospectus as Appendix “C”.

“Available Funds” has the meaning ascribed to such term in the section of this Prospectus entitled “Use of Proceeds”.

“Azarga” means Azarga Uranium Corp.

“Bannerman” means Bannerman Resources Limited.

“BMO Credit Facility” has the meaning ascribed to such term in the section of this Prospectus entitled “Description of the Company’s Business – History – BMO Credit Facility”.

“BMO Margin Loan Agreement” means the credit agreement between URC, the Lender and BMO Nesbitt Burns Inc., as calculation agent and custodian, made as of December 31, 2018, as amended on January 10, 2019, April 25, 2019, and June 28, 2019.

“Board” means the board of directors of the Company.

“Cameco” means Cameco Corporation, one of the world’s largest publicly traded uranium producers, based in Saskatoon, Saskatchewan.

“Canadian Agents” has the meaning ascribed to such term on the cover page of this Prospectus.

“CBCA” means the Canada Business Corporations Act, as amended from time to time, including the regulations promulgated thereunder.

“CDS” means CDS Clearing and Depository Services Inc.

“Church Rock Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Church Rock Project”.

“Church Rock Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Church Rock Project”.

“Church Rock Technical Report” means the technical report titled “Technical Report on the Church Rock Uranium Project, McKinley County, State of New Mexico, U.S.A.” with an effective date of September 30, 2017, prepared for Laramide and authored by Mark B. Mathisen, C.P.G.

“Closing” has the meaning ascribed to such term on the cover page of this Prospectus.

“Closing Date” has the meaning ascribed to such term on the cover page of this Prospectus.

“Co-Lead Agents” has the meaning ascribed to such term on the cover page of this Prospectus.

“Code of Conduct” has the meaning ascribed to such term in the section of this Prospectus entitled “Audit Committee and Corporate Governance – Corporate Governance – Ethical Business Conduct”.

“Common Share” means a common share without par value in the capital stock of the Company.

“Company” and “URC” have the meaning ascribed to such terms on the cover page of this Prospectus.

“Compensation Committee” means the compensation committee of the Company.

“Conditional Acquisitions” means the acquisition of the Conditional Royalties.

“Conditional Royalty Agreements” means the Michelin Agreement, the Reno Creek Agreement and the Roughrider Agreement.

“Conditional Royalties” means the Michelin Royalty, the Reno Creek Royalty and the Roughrider Royalty.

“Conditional Unit Shares” means the Common Shares partially comprising the Conditional Units.

“Conditional Unit Warrants” means the common share purchase warrants of the Company partially comprising the Conditional Units, with each such warrant exercisable for the purchase of one Common Share at the Warrant Exercise Price at any time until the Expiry Date.

“Conditional Units” means the 2,833,333 units of the Company issuable pursuant to the Michelin Agreement and the 1,970,100 units of the Company issuable pursuant to the Roughrider Agreement, with each such unit comprised of one Conditional Unit Share and one Conditional Unit Warrant.

“Current Exchange Rates” has the meaning ascribed to such term in the section of this Prospectus entitled “Currency Presentation and Exchange Rate Information”.

“Dewey-Burdock Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Dewey-Burdock Project”.

“Dewey-Burdock Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Dewey-Burdock Project”.

“Dewey-Burdock Technical Report” means the technical report titled “NI 43-101 Technical Report, Resource Estimate, Dewey-Burdock Uranium ISR Project, South Dakota, U.S.A.”, with an effective date of November 12, 2018, prepared for Azarga and authored by Steve Cutler, P.G.

“Diabase Agreement” means the purchase agreement between URC, Nuinsco Resources Limited, UEC and Mrs. Isabelle Clark, dated January 31, 2018, pursuant to which URC acquired the Diabase Royalty Option.

“Diabase Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Diabase Royalty Option”.

“Diabase Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Diabase Royalty Option”.

“Diabase Royalty Option” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Diabase Royalty Option”.

“Effective Date” means the date the Securities Commissions issue, or are deemed to issue, a final receipt for this Prospectus.

“Energy Fuels” means Energy Fuels Inc.

“EPA” means the United States Environmental Protection Agency.

“Escrow Agent” means Computershare Investor Services Inc.

“Escrow Agreements” means the NP 46-201 Escrow Agreement and the TSXV Value Escrow Agreement

“Exchange” has the meaning ascribed to such term on the cover page of this Prospectus.

“Existing Royalties” means the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty and the Roca Honda Royalty the Langer Royalty, the Anderson Royalty, the Slick Rock Royalty and the Workman Creek Royalty.

“Expiry Date” means the date that is five years from the Closing Date.

“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements.

“Form 51-102F6V” means Form 51-102F6V - Statement of Executive Compensation – Venture Issuers.

“Forward-Looking Statements” has the meaning ascribed to such term in the section of this Prospectus entitled “Note Regarding Forward-Looking Statements”.

“Fronteer” means Fronteer Development Group Inc.

“Hathor” means Hathor Exploration Ltd.

“Historic Roca Honda Technical Report” means the technical report titled “Technical Report on the Roca Honda Project, McKinley County, State of New Mexico, U.S.A.”, with an effective date of February 4, 2015, prepared for Strathmore Resources (a subsidiary of Energy Fuels) and authored by Stuart E. Collins, P.E., Robert L. Michaud, P. Eng., Mark Mathisen, C.P.G., and Harold Roberts, P.E.

“Historic Roughrider Technical Report” means the technical report titled “Preliminary Economic Assessment Technical Report for the East and West Zones, Roughrider Uranium Project, Saskatchewan”, with an effective date of September 13, 2011, prepared for Hathor and authored by Gordon Doerksen, P.Eng., Bruce Fielder, P.Eng., Iouri Iakovlev, P.Eng., David Keller, P.Geo., Mark Liskowich, P.Geo., Bruce Murphy, FSAIMM, and Cam Scott, P.Eng.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards.

“Incentive Units” means the units of the Company issuable pursuant to the Sprott Credit Agreement, with each such unit being comprised of one Common Share and one Incentive Unit Warrant.

“Incentive Unit Warrants” means the common share purchase warrants partially comprising the Incentive Units, each which warrant entitles the holder thereof to acquire one Common Share at an exercise price to be determined in accordance with the terms of the Sprott Credit Agreement, for a period of five years from the date of issuance.

“Informed Person” means

(a)	any director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Company’s outstanding Common Shares; and

(c)	any associate or affiliate of any of the foregoing persons.

“Insider” shall have the meaning ascribed to such term in the Agency Agreement.

“Interim Financial Statements” means the Company’s unaudited condensed interim financial statements and related notes thereto for the three months ended July 31, 2019, and July 31, 2018.

“Kazatomprom” means JSC National Atomic Company “Kazatomprom”, a company existing under the laws of Kazakhstan.

“Kazatomprom Agreement” means the framework agreement between Yellow Cake and Kazatomprom, dated May 18, 2018, in relation to the long-term sale and purchase of uranium.

“Lance Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Lance Project”.

“Lance Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Lance Project”.

“Langer Agreement” means the option purchase agreement between URC and Mega, dated November 23, 2018, as amended on June 26, 2019, pursuant to which URC acquired the Langer Royalty Option, which was exercised to acquire the Langer Royalty.

“Langer Heinrich Mine” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Langer Heinrich Mine”.

“Langer Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Langer Heinrich Mine”.

“Langer Royalty Option” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Langer Heinrich Mine”.

“Laramide” means Laramide Resources Ltd.

“Laramide Promissory Note” means a promissory note dated January 5, 2017, issued by Laramide in favour of Westwater.

“Lender” means Bank of Montreal, in its capacity as lender under the BMO Margin Loan Agreement.

“Listing Date” means the date on which the issued and outstanding Common Shares are listed for trading on the Exchange.

“LTIP” means the long term incentive plan of the Company adopted by the Board.

“Lock-Up Agreements” means the lock-up agreements to be dated the Closing Date pursuant to which each of the Company’s directors and executive officers have agreed not to, among other things, sell or offer any securities of the Company, other than Unit Shares and Unit Warrants purchased pursuant to the Offering, for a period of 180 days after the Closing Date, subject to certain limited exception.

“Maximum Offering” has the meaning ascribed to such term on the cover page of this Prospectus.

“Mega” means Mega Uranium Ltd. and Mega Royalty Holdings Pty Ltd.

“MI 11-102” means Multilateral Instrument 11-102 – Passport System.

“Michelin Agreement” means the royalty purchase agreement between URC and Altius, dated September 30, 2019, pursuant to which URC may acquire the Michelin Royalty.

“Michelin Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Conditional Royalties – Michelin Project”.

“Michelin Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Conditional Royalties – Michelin Project”.

“Michelin Technical Report” means the technical report titled “Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment”, with an effective date of August 1, 2009, prepared for Fronteer and authored by Mark Hertel, P. Geo., Margaret Podhorski-Thomas, P.Eng., Keith Durston, P.Geo., Charles (Chuck) Edwards, P.Eng., and Simon Allard, P.Eng.

“Minimum Offering” has the meaning ascribed to such term on the cover page of this Prospectus.

“Named Executive Officer” or “NEO” means a named executive officer of the Company, as defined in Form 51-102F6V.

“NEA” means the Nuclear Energy Agency, a specialized agency within the Organisation for Economic Co-operation and Development, an intergovernmental organization of industrialized countries, based in Paris, France.

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings.

“NP 46-201 Escrow Agreement” means the escrow agreement to be entered into by the Company, certain Principals of the Company and the Escrow Agent on or around the Closing Date, in accordance with NP 46-201.

“NRC” means the United States Nuclear Regulatory Commission.

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Company.

“OECD” means the Organisation for Economic Co-operation and Development.

“Offering” means the initial public offering of Units at the Offering Price.

“Offering Expenses” means the aggregate expenses associated with the Offering, including certain expenses of the Agents that the Company will reimburse in accordance with the Agency Agreement, estimated to be $540,000.

“Offering Price” has the meaning ascribed to such term on the cover page of this Prospectus.

“Orano” means Orano, a French multinational group specializing in nuclear power and renewable energy.

“Over-Allotment Closing Date” means the day on which the Over-Allotment Option is closed, if applicable.

“Over-Allotment Option” means the option granted by the Company to the Agents to purchase up to an additional 5% of the number of Units sold under the Offering, to cover over-allotments, if any, and for market stabilization purposes.

“Over-Allotment Units” means the additional Units issuable upon exercise of the Over-Allotment Option.

“Over-Allotment Unit Shares” means the Unit Shares partially comprising the Over-Allotment Units.

“Over-Allotment Unit Warrants” means the Unit Warrants partially comprising the Over-Allotment Units.

“Pacific Road” means Pacific Road Resources Reno Creek Cayco 1 Ltd., Pacific Road Resources Reno Creek Cayco 2 Ltd, Pacific Road Resources Reno Creek Cayco 3 Ltd, Pacific Road Resources Reno Creek Cayco 4 Ltd and Reno Creek Unit Trust.

“Paladin” means Paladin Energy Ltd., an Australian-based uranium producer.

“Peninsula” means Peninsula Energy Ltd.

“Preferred Share” means a preferred share in the capital stock of the Company.

“President’s List” has the meaning ascribed to such term on the cover page of this Prospectus.

“Principal”, in relation to an issuer means:

(a)	a person or company who acted as a promoter of the issuer within two years before the issuer’s initial public offering prospectus;

(b)	a director or senior officer of the issuer or any of its material operating subsidiaries at the time the issuer’s initial public offering prospectus;

(c)	a person or company that holds securities carrying more than 20% of the voting rights attached to the issuer’s outstanding securities immediately before and immediately after the issuer’s initial public offering prospectus; or

(d)	a person or company that (i) holds securities carrying more than 10% of the voting rights attached to the issuer’s outstanding securities immediately before and immediately after the issuer’s initial public offering prospectus; and (ii) has elected or appointed, or has the right to elect or appoint, one or more directors or senior officers of the issuer or any of its material operating subsidiaries.

“Prospectus” means this prospectus.

“Qualified Institutional Buyers” has the meaning ascribed to such term in Rule 144A of the U.S. Securities Act.

“Qualifying Special Warrants” means the 1,733,334 Special Warrants pursuant to which the Special Warrant Units will be issued.

“Reno Creek Agreement” means the royalty purchase agreement between URC USA and Pacific Road, dated April 24, 2019, pursuant to which URC may acquire the Reno Creek Royalty, as amended on September 10, 2019.

“Reno Creek Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Conditional Royalties – Reno Creek Project”.

“Reno Creek Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Conditional Royalties – Reno Creek Project”.

“Reno Creek Technical Report” means the technical report titled “Technical Report and Audit of Resources of the Reno Creek ISR Project, Campbell County, Wyoming, USA” dated December 31, 2018 and authored by Robert E. Cameron, Ph.D., MMSA, and Robert Maxwell, CPG, AIPG.

“Rio Tinto” means Rio Tinto plc.

“Roca Honda Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Roca Honda Project”.

“Roca Honda Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Roca Honda Project”.

“Roughrider Agreement” means the amended and restated royalty purchase agreement between URC and the vendors of the Roughrider Royalty, dated October 4, 2019, pursuant to which URC may acquire the Roughrider Royalty.

“Roughrider Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Conditional Royalties – Roughrider Project”.

“Roughrider Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Conditional Royalties – Roughrider Project”.

“Roughrider Technical Report” means the technical report titled “Technical Report on the Roughrider Uranium Deposit Royalty, Saskatchewan” with an effective date of October 23, 2019, prepared for URC by Terra Modelling Services Inc. and authored by Pieter I. Du Plessis, P.Geo.

“Securities” means the Unit Shares, Unit Warrants and Common Shares issuable upon due exercise of the Unit Warrants;

“Securities Commissions” means the securities regulatory authorities in each Selling Jurisdiction.

“SEDAR” means the system for electronic document analysis and retrieval, developed for the Canadian Securities Administrators (www.sedar.com).

“Selling Jurisdictions” means each of the provinces and territories of Canada (other than Québec).

“Shareholder” means a holder of one or more Common Shares.

“Slick Rock Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Slick Rock Project”.

“Slick Rock Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Slick Rock Project”.

“Slick Rock Technical Report” means the technical report titled “Technical Report Preliminary Economic Assessment, Slick Rock Project Uranium / Vanadium Deposit, San Miguel County, Southwest Colorado, USA” with an effective date of April 8, 2014, prepared for UEC and authored by Douglas Beahm, PE, PG, Bruce Davis, FAusIMM, and Robert Sim, P. Geo.

“Special Warrant” means a special warrant of the Company.

“Special Warrant Unit Shares” means the Common Shares comprising the Special Warrant Units.

“Special Warrant Unit Warrants” means the common share purchase warrants of the Company comprising the Special Warrant Units.

“Special Warrant Units” means the 1,733,334 units of the Company issuable upon the exercise or automatic exercise of the Qualifying Special Warrant, with each such unit comprised of one Special Warrant Unit Share and one Special Warrant Unit Warrant.

“Sprott Credit Agreement” means the credit agreement between URC, Sprott Resource Lending Corp., as agent, Sprott Resource Lending Corp., as security agent, and Sprott Resource Holdings Inc., Sprott Resource Lending Corp., Term Oil Inc. and Nature Resource Income Investing Limited Partnership, as original lenders, dated as of July 3, 2018, as amended on December 31, 2018, April 30, 2019, and August 30, 2019.

“Sprott Credit Facility” has the meaning ascribed to such term in the section of this Prospectus entitled “Description of the Company’s Business – History – Sprott Credit Facility”.

“Strathmore Minerals” means Strathmore Minerals Corp.

“Strathmore Resources” means Strathmore Resources (US) Ltd.

“TradeTech” means TradeTech, a leading consulting company in the nuclear industry.

“TSXV Value Escrow Agreement” means the escrow agreement to be entered into by the Company, the Principals of the Company, certain securityholders of the Company and the Escrow Agent on or around the Closing Date, in accordance with Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions, of the Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“UEC” means Uranium Energy Corp., a company listed on NYSE American.

“UEC Agreement” means the royalty purchase agreement between URC and UEC, dated August 20, 2018, together with the letter agreement between URC and UEC, dated August 20, 2018, and the letter agreement between URC, URC USA and UEC, dated December 4, 2018, pursuant to which URC USA acquired the Anderson Royalty, the Slick Rock Royalty and the Workman Creek Royalty.

“Unit” means a unit of the Company, comprised of one Unit Share and one Unit Warrant, and includes an Over-Allotment Unit, unless the context requires otherwise.

“Unit Shares” means the Common Shares comprising the Units, and includes the Over-Allotment Unit Shares, unless the context requires otherwise.

“Unit Warrants” means the common share purchase warrants comprising the Units, and includes the Over-Allotment Unit Warrants, unless the context requires otherwise.

“URC USA” means Uranium Royalty (USA) Corp., URC’s wholly owned subsidiary.

“UxC” means Ux Consulting, a leading consulting company in the nuclear industry.

“Voluntary Hold Periods” has the meaning ascribed to such term in the section of this Prospectus entitled “Escrowed Securities and Securities Subject to Contractual Restriction on Transfer – Voluntary Hold Periods”.

“Warrant Agent” means Computershare Trust Company of Canada.

“Warrant Indenture” means the warrant indenture governing the Warrants, to be entered into by the Company and the Warrant Agent on or around the Closing Date.

“Warrant Exercise Price” has the meaning ascribed to such term on the cover page of this Prospectus.

“Warrants” means the Unit Warrants, the Conditional Unit Warrants and the Special Warrant Unit Warrants.

“Westwater” means Westwater Resources, Inc.

“Westwater Agreement” means the asset purchase agreement between URC, URC USA and Westwater, dated March 5, 2019, pursuant to which URC acquired the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty, the Roca Honda Royalty and the Laramide Promissory Note, as amended on June 28, 2019.

“WNA” means the World Nuclear Association, the international organization that represents the global nuclear industry.

“Workman Creek Project” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Workman Creek Project”.

“Workman Creek Royalty” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Existing Royalties – Workman Creek Project”.

“Workman Creek Technical Report” means the technical report titled “Technical Report on the Workman Creek Project, Central Arizona”, with an effective date of March 2, 2012, prepared for UEC and authored by Neil G. McCallum, B.Sc, P.Geo., and G.H. Giroux, MASc, P.Eng.

“Yellow Cake” means Yellow Cake plc, a company listed on AIM.

“Yellow Cake Agreement” means the subscription agreement between URC and Yellow Cake, dated June 7, 2018, together with the deed of amendment between URC and Yellow Cake, dated June 28, 2018.

GLOSSARY OF TECHNICAL TERMS

Unless the context otherwise requires, when used in this Prospectus, the defined technical terms and abbreviations below shall have the meanings ascribed thereto. Words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“Advanced” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Note on Classification of Project Stages”.

“Btu” means British thermal unit, used to measure thermal (heat) energy.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CIM Definitions Standards” means the CIM Definition Standards on Mineral Resources and Reserves adopted by the CIM council on November 27, 2010, or the CIM Definition Standards on Mineral Resources and Reserves adopted by the CIM council on May 10, 2014, as applicable in the context used.

“eU3O8” or “U3O8 equivalent” means radiometric equivalent U3O8.

“Early Exploration” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Note on Classification of Project Stages”.

“Development” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Note on Classification of Project Stages”.

“GHG” means greenhouse gas, a gas that contributes to the greenhouse effect by absorbing infrared radiation.

“GORR” means gross overriding royalty, a form of royalty based on the total revenue stream from the sale of production from the property, which can sometimes include deductions.

“GPR” means gross proceeds royalty, a form of royalty based on the total revenue stream from the sale of production from the property, which can sometimes include deductions.

“GRR” means gross revenues royalty, a form of royalty based on the total revenue stream from the sale of production from the property, which can sometimes include deductions.

“GW” means gigawatt, a unit of electric power equal to one billion watts.

“GWe” means gigawatt electric, with one gigawatt electric being one billion watts of electric capacity.

“GWh” means gigawatt hour, a unit of energy equal to one million kilowatts of electricity operating continuously for one hour.

“ISR” means in-situ recovery, one of two primary extraction methods currently used to extract uranium from underground.

“JORC” or “JORC Code” means the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

“mmlb” means millions of pounds.

“MWe” means megawatt electric, with one megawatt electric being one million watts of electric capacity.

“MWh” means megawatt hour, a unit of energy equal to one thousand kilowatts of electricity operating continuously for one hour.

“NPI” means net profit interest, a form of royalty based on the profit realized after deducting costs related to production.

“NSR” means net smelter returns royalty, a form of royalty based on the value of production or net proceeds received by the operator from a smelter or refinery.

“ppm” means parts per million.

“PR” means production royalty, a form of royalty based on metal produced, often at a predetermined fixed price.

“Production Idled” has the meaning ascribed to such term in the section of this Prospectus entitled “The URC Asset Portfolio – Note on Classification of Project Stages”.

“Solar PV” means solar photovoltaic, a technology that converts sunlight (solar radiation) into direct current electricity.

“TWh” means terawatt hour, a unit of energy equal to one billion kilowatts of electricity operating continuously for one hour.

“U-235” means uranium-235, an isotope of uranium making up approximately 0.72% of natural uranium.

“U3O8”means triuranium octoxide, a compound of uranium that is converted to UF6 for the purpose of uranium enrichment.

“UF6” means uranium hexafluoride, a compound used in the uranium enrichment process that produces fuel for nuclear reactors and nuclear weapons.

“UO2” means uranium dioxide, an oxide of uranium used in nuclear fuel rods in nuclear reactors.

APPENDIX “A”

FINANCIAL STATEMENTS FOR THE YEARS ENDED APRIL 30, 2019 AND APRIL 30, 2018

See attached.

A-1

A-2

Independent auditor's report

To the Board of Directors of
Uranium Royalty Corp.

Opinion

We have audited the consolidated financial statements of **Uranium Royalty Corp.** [the "Company"], which comprise the consolidated statements of financial position as at April 30, 2019 and 2018, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards ["IFRS"].

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

EY

A member firm of Ernst & Young Global Limited

A-3

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada
August 27, 2019

EY

A member firm of Ernst & Young Global Limited

A-4

URANIUM ROYALTY CORP

Uranium Royalty Corp.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars unless otherwise stated)

	Notes	As at April 30, 2019 ($)	As at April 30, 2018 ($)
Assets			
Current Assets			
Cash		2,230,690	2,053,444
Short-term investments	4	28,508,793	-
Prepaids and other receivables		163,871	3,150
		30,903,354	2,056,594
Non-current Assets			
Deposit for conditional purchase of royalties	5	669,400	-
Royalties and royalty options	5	13,038,270	125,000
		13,707,670	125,000
		44,611,024	2,181,594
Liabilities			
Current Liabilities			
Accounts payable and accrued liabilities	12	543,545	103,565
Other payable	6	669,400	-
Loan payable	7	13,742,443	-
		14,955,388	103,565
Equity			
Issued Capital	8	30,052,484	2,400,088
Warrant Reserves	8	2,024,255	-
Accumulated deficit		(4,141,626)	(322,059)
Accumulated other comprehensive income		1,720,523	-
		29,655,636	2,078,029
		44,611,024	2,181,594

Commitments (Note 14)
Subsequent events (Note 15)

Approved by the Board of Directors:

/s/ "Philip Williams"
Philip Williams
Director

/s/ "Scott Melbye"
Scott Melbye
Director

1

A-5

Uranium Royalty Corp.
Consolidated Statements of Loss and Other Comprehensive Loss
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

	Notes	For the year ended April 30, 2019 ($)	2018 ($)
Expenses			
Consulting fees		148,502	25,220
General and administrative		180,965	10,657
Management and chair fees	12	313,355	204,585
Professional fees		563,623	81,597
Project expenditures		134,452	-
Operating loss		(1,340,897)	(322,059)
Other items			
Interest expense	6, 7	(3,679,264)	-
Unrealized gain on short-term investments	4	1,122,995	-
Net foreign exchange loss		(172,759)	-
Loss before taxes		(4,069,925)	(322,059)
Deferred income tax recovery	11	250,358	-
Net loss for the year		(3,819,567)	(322,059)
Other comprehensive income			
Items that will not subsequently be re-classified to net income:			
Unrealized gain on revaluation of short-term investments	4	1,854,507	-
Deferred tax on short-term investments	4	(250,358)	-
Item that may subsequently be re-classified to net income:			
Foreign currency translation differences		116,374	-
Total other comprehensive income for the year		1,720,523	-
Total comprehensive loss for the year		(2,099,044)	(322,059)
Net loss per share, basic and diluted		(0.13)	(0.03)
Weighted average number of shares, outstanding, basic and diluted		30,275,665	10,149,042

2

A-6

Uranium Royalty Corp.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

	Notes	Number of Common Shares	Issued Capital ($)	Warrant Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at April 21, 2017							
Issued capital		1	-	-	-	-	-
Balance at April 30, 2017		1	-	-	-	-	-
Private placement containing:							
Common shares	8	13,820,000	2,435,000	-	-	-	2,435,000
Share issuance costs	8	-	(34,912)	-	-	-	(34,912)
Net loss for the year		-	-	-	(322,059)	-	(322,059)
Balance at April 30, 2018		13,820,001	2,400,088	-	(322,059)	-	2,078,029
Private placement containing:							
Common shares	8	15,024,938	15,024,938	-	-	-	15,024,938
Share issuance costs	8	-	(122,542)	-	-	-	(122,542)
Special warrants		-	-	2,024,255	-	-	2,024,255
Cancellation of common share issued upon incorporation	8	(1)	-	-	-	-	-
Common shares issued to acquire royalties and royalty options	5	12,750,000	12,750,000	-	-	-	12,750,000
Net loss for the year		-	-	-	(3,819,567)	-	(3,819,567)
Total other comprehensive income		-	-	-	-	1,720,523	1,720,523
Balance at April 30, 2019		41,594,938	30,052,484	2,024,255	(4,141,626)	1,720,523	29,655,636

3

A-7

Uranium Royalty Corp.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

	For the year ended April 30, 2019 ($)	2018 ($)
Operating activities		
Net loss before tax for the year	(4,069,925)	(322,059)
Items not involving cash		-
Interest expense	3,679,264	-
Unrealized gain on short-term investments	(1,122,995)	-
Net unrealized foreign exchange gain	(234,395)	-
Net changes in non-cash working capital items:		
Prepaids and other receivables	(160,624)	(3,150)
Accounts payable and accrued liabilities	439,980	103,565
Cash used in operating activities	(1,468,695)	(221,644)
Investing activities		
Investment in royalties and royalty options	(48,893)	(125,000)
Deposit on conditional purchase of royalties	(667,500)	-
Investment in short-term investments	(25,531,291)	-
Cash used in investing activities	(26,247,684)	(125,000)
Financing activities		
Net proceeds from other payable	22,243,520	-
Net proceeds from loan payable	14,542,495	-
Repayment of other payable	(23,134,481)	-
Repayment of loan payable	(936,919)	-
Proceeds from private placement, net of issuance costs	16,926,651	2,400,088
Interest paid	(1,747,641)	-
Cash generated from financing activities	27,893,625	2,400,088
Net increase in cash	177,246	2,053,444
Cash		
Beginning of year	2,053,444	-
End of year	2,230,690	2,053,444

4

A-8

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

1. Corporate Information

2. Basis of Preparation

2.1 Statement of compliance

2.2 Basis of presentation

2.3 Basis of consolidation

3. Significant Accounting Policies

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive loss.

5

A-9

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

3. Significant Accounting Policies (continued)

Royalties and royalty options

All direct costs related to the acquisition of royalties and royalty options are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive loss.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

6

A-10

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

3. Significant Accounting Policies (continued)

Financial Instruments

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

7

A-11

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

3. Significant Accounting Policies (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Net loss per share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.

The basic and diluted net loss per share are the same as there are no instruments that have a dilutive effect on earnings.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the financial statements is included in the following notes:

- Note 2 – determination of functional currency.

- Note 5 – fair value of royalties and royalty options; impairment testing: key assumptions underlying the recoverable amounts; and
- Note 11 – recognition of deferred tax assets: availability of future taxable profit against which carry forward tax losses can be used.

Standards issued but not yet effective

Certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

8

A-12

A-13

A-14

A-15

A-16

A-17

A-18

URANIUM ROYALTY CORP

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

7. Loan Payable (continued)

	US$	$
Initial draw-down	11,002,000	14,981,423
Less: transaction costs and fees	(324,070)	(438,928)
Interest expense	505,692	673,345
Interest paid	(219,055)	(292,433)
Principal repaid	(699,820)	(936,919)
Foreign exchange gain	-	(244,045)
Balance, as at April 30, 2019	10,264,747	13,742,443

8. Issued Capital

8.1 Common Shares

	Issued Capital	
	Number of Common Shares	Amount ($)
Balance, as at April 21, 2017	-	-
Common share issued upon incorporation	1	-
Balance, as at April 30, 2017	1	-
Common shares issued at $0.10 per share	9,000,000	900,000
Common shares issued at $0.25 per share	3,500,000	875,000
Common shares issued at $0.50 per share	1,320,000	660,000
Share issuance costs	-	(34,912)
Balance, as at April 30, 2018	13,820,001	2,400,088
Common shares issued at $1.00 per share	15,024,938	15,024,938
Share issuance costs	-	(122,542)
Common shares issued to acquire royalties and royalty options	12,750,000	12,750,000
Cancellation of common share issued upon incorporation	(1)	-
Balance, as at April 30, 2019	41,594,938	30,052,484

15

A-19

A-20

A-21

A-22

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

11. Income Tax

The Company had no assessable profit for the years ended April 30, 2019 and 2018. A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the statements of comprehensive loss for the years ended April 30, 2019 and 2018 is as follows:

	For the year ended April 30, 2019 ($)	For the year ended April 30, 2018 ($)
Net loss for the year	4,069,925	322,059
Statutory rate	27.00%	26.33%
Recovery of income taxes at statutory rates	1,098,880	84,809
Non-deductible permanent differences	128,497	(2,166)
Income tax rate differences	-	2,092
Change in unrecognized deferred income tax assets	(977,019)	(84,735)
Tax recovery for the year	250,358	-

The significant component of the Company's deferred tax assets and liabilities recognized are as follows:

	As at April 30, 2019 ($)	As at April 30, 2018 ($)
Deferred tax liabilities:		
Excess of accounting value of short-term		-
investments over tax value	(401,963)	-
Deferred tax assets:		-
Non-capital losses and capital losses for carry-forward	401,963	-
	-	-

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at April 30, 2019 ($)	As at April 30, 2018 ($)
Non-capital loss carry-forward	2,303,405	320,817
Financing costs	1,786,471	27,929
Unrecognized deferred income tax assets	4,089,876	348,746

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not those assets will be realized in the near future. The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses of $320,817 and $3,389,122 in Canada will expire on April 30, 2038 and 2039, respectively.

12. Related Party Transactions

12.1 Related Party Transactions

19

A-23

Uranium Royalty Corp.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars unless otherwise stated)

URANIUM ROYALTY CORP

12. Related Party Transactions (continued)

12.2 Transactions with Key Management Personnel

12.2 Transactions with Key Management Personnel (continued)

	For the year ended April 30,	
	2019	2018
	($)	($)
Chief Executive Officer [(1)]	176,875	204,585
Chief Financial Officer [(2)]	70,000	-
Chairman [(3)]	66,480	-
Total	313,355	204,585

[(1)] Management fee of $176,875 (2018: $204,585) for the year ended April 30, 2019 represented salaries and other expenses incurred for services provided by a company controlled by the Company's Chief Executive Officer, who is also a director of the Company. The amount payable to a company controlled by the Company's Chief Executive Officer of $65,375 (April 30, 2018: $26,675) is included in the accounts payable and accrued liabilities as at April 30, 2019.

[(2)] Management fee of $70,000 (2018: $Nil) for the year ended April 30, 2019 represented salaries for services provided by a company controlled by the Company's Chief Financial Officer.

[(3)] Chair fee of $66,480 (2018: $Nil) for the year ended April 30, 2019 was charged by a company controlled by the Chairman of the Company and the Chair of the Advisory Committee.

13. Operating Segments

14. Commitments

15. Subsequent Events

In addition to Note 5, Note 7 and Note 8, the Company entered into the following transactions subsequent to April 30, 2019.

15.1 Office Lease

On May 16, 2019, the Company entered into an agreement for the lease of an office. The monthly fee is $2,500 and either party may terminate the agreement by giving 60 days prior written notice to the other party.

20

A-24

A-25

APPENDIX “B”

INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JULY 31, 2019

See attached.

B-1

URANIUM ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2019

B-2

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in Canadian dollars unless otherwise stated)

Commitments (Note 12)

Subsequent events (Note 13)

Approved by the Board of Directors:

/s/ “Amir Adnani”
Amir Adnani Director

/s/ “Lady Barbara Judge CBE”
Lady Barbara Judge CBE Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

B-3

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)

(Unaudited, expressed in Canadian dollars unless otherwise stated)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

B-4

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in Canadian dollars unless otherwise stated)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

B-5

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in Canadian dollars unless otherwise stated)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

B-6

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

1.	Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a private company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation and Significant Accounting Policies

2.1	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2019.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors on November 22, 2019.

2.2	Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “dollars”), which is the Company’s reporting currency and functional currency. All values are rounded to the nearest dollar except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual consolidated financial statements for the year ended April 30, 2019 with the exception of the accounting policy described in Note 2.4. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3	Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollar using period end exchange rate as to assets and liabilities and average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

B-7

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.4	New significant accounting policies

Leases

Effective May 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”), which the IASB issued in January 2016. The IASB issued IFRS 16 which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term. The adoption of IFRS 16 had no impact on the Company’s condensed interim consolidated financial statements as all leases are considered to be short-term leases. There were no leases outstanding on the date of transition.

3.	Short-term Investments

On June 7, 2018, as amended on June 28, 2018, the Company entered into a subscription agreement with Yellow Cake PLC (“Yellow Cake”) in relation to the subscription for 7,600,000 ordinary shares of Yellow Cake for $26.4 million (US$20 million). The Company was entitled to a commitment fee of approximately $1 million (US$0.75 million). Pursuant to the subscription agreement, the investment amount, net of the commitment fee, paid by the Company to Yellow Cake was $25.4 million (US$19.25 million). The subscription of Yellow Cake’s ordinary shares was conditional upon, among other things, the admission of Yellow Cake’s ordinary shares to trading on Alternative Investment Market (“AIM”) of the London Stock Exchange (“Admission”). The offering price of Yellow Cake’s ordinary shares was $3.47 (GBP 2) per share (the “Offering Price”). On July 5, 2018, Yellow Cake’s ordinary shares started trading on AIM.

Pursuant to the subscription agreement, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide (“U308”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U308. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. In addition, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U308 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

B-8

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

3.	Short-term Investments (continued)

On initial recognition, the Company recognized an unrealized gain in the profit and loss of approximately $1 million, being the difference between the fair value of Yellow Cake’s ordinary shares based on the Offering Price of approximately $26.4 million, and the Company’s net investment amount of $25.4 million. The Company capitalized transaction costs of $0.1 million on initial recognition of the short-term investments.

During the three months ended July 31, 2019, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $2,666,858 (2019: $1,528,893) and deferred income tax recovery of $250,358 (2019: deferred income tax expense of $206,401) in other comprehensive income, respectively.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan (Note 6).

4.	Royalties and Royalty Options

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), of which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence on the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i)	$125,000 at closing of the transaction (paid on February 7, 2018); and
(ii)	$1,750,000 on or before the date that is four years after the closing of the transaction.

B-9

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

4.	Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects

On August 20, 2018, the Company entered into a royalty purchase agreement (the “Royalty Purchase Agreement”) with UEC in connection with the purchase of a one percent (1%) net smelter return royalty (the “Royalties”) for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project. Pursuant to the Royalty Purchase Agreement, the wholly owned subsidiary of the Company purchased the Royalties by issuing 12,000,000 common shares of the Company (the “Consideration Shares”) to UEC. The aggregate purchase price and transaction cost for the purchase of the Royalties was fair valued at $12,038,754, of which $7,584,415, $3,009,689, and $1,444,650 was allocated to the Anderson project, Slick Rock project, and Workman Creek project, respectively, on initial recognition. The transaction was closed on December 4, 2018.

The Consideration Shares are subject to escrow provisions as set out in the Royalty Purchase Agreement and will be released from escrow as follows:

a)	one-third (1/3) 6 months after the Company’s common shares are listed on the TSX Venture Exchange or other stock exchange in Canada (the “Listing Date”),
b)	one-third (1/3) 12 months after the Listing Date, and
c)	one third (1/3) 18 months after the Listing Date.

Langer Heinrich Project

On November 23, 2018, the Company entered into an agreement (the “Langer Heinrich Agreement”) with Mega Uranium Ltd., a shareholder of the Company, and Mega Royalty Holdings Pty Ltd Acn 166 287 261 (collectively referred to as “Mega”), of which Mega granted an option (the “Langer Heinrich Option”) to the Company to purchase a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia. The Company issued 750,000 common shares (the “Option Shares”) to Mega in payment of the Langer Heinrich Option. The aggregate purchase price and transaction cost for the Langer Heinrich Option was fair valued at $760,138. The Langer Heinrich Option is exercisable for a period of three years at the Company’s sole discretion. Upon exercising of the Langer Heinrich Option, the Company would be required to make a final payment to Mega of $1,625,000, which will be satisfied by cash or a combination of cash and common shares of the Company at the Company’s election, provided that the Company’s common shares are listed and trading on a Canadian stock exchange at the time of exercise.

The Option Shares are subject to escrow provisions as set out in the Langer Heinrich Agreement and will be released from escrow as follows:

a)	one-third (1/3) 6 months after the Listing Date,
b)	one-third (1/3) 12 months after the Listing Date, and
c)	one-third (1/3) 18 months after the Listing Date.

On June 26, 2019, the Company entered into an amendment to the Langer Heinrich Agreement with Mega whereby the parties agreed to permit the Company to issue special warrants (the “Option SW”) if the Company’s common shares are not listed and trading on a Canadian stock exchange at the time of exercise of the Langer Heinrich Option. Each Option SW was priced at $1.20 and entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in Ontario or the Company becomes a reporting issuer pursuant to a going public transaction; and (ii) four months and a day after the date of issuance of the Option SW. The Option SW issuable and any common shares issuable on the deemed exercise of the Option SW will be subject to a hold period of four months from the date of issuance of the Option SW unless such securities become freely-trading prior to the end of the hold period as a result of a final long form prospectus filed by the Company in Ontario.

The Company exercised the Langer Heinrich Option and issued 1,354,167 Option SW to Mega, which was fair valued at $2,031,251, on June 26, 2019. (Note 7.2)

B-10

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

4.	Royalties and Royalty Options (continued)

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On March 5, 2019, the Company entered into an asset purchase agreement with Westwater Resources Inc. (“Westwater”). Pursuant to the terms of the agreement, the Company has agreed to acquire 4% net smelter return royalty on the Church Rock property, 30% net proceeds royalty on a portion of the Dewey-Burdock property, 4% gross revenues royalty on a portion of the Lance property, 4% gross revenues royalty on a portion of the Roca Honda property and a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. (“Laramide”) from Westwater and its subsidiaries. The Laramide Promissory Note has a principal amount outstanding of $2.7 million (US$2.0 million) due on January 5, 2020. Interest thereunder is payable on a quarterly basis at a rate of 5% per annum, which may increase to 10% upon Laramide’s decision regarding commercial production at the Church Rock project. The terms of the Laramide Promissory Note provide Laramide the option to satisfy up to 50% of the principal amount by issuing the holder common shares of Laramide at a price equal to the 20-day volume-weighted-average price of such shares on the Toronto Stock Exchange.

The total consideration payable by the Company under the agreement for such assets is $3.68 million (US$2.75 million), of which $0.7 million (US$0.5 million) was paid by the Company to Westwater upon entering into the agreement as a deposit for the conditional purchase of the royalties. The agreement may be terminated by Westwater in the event that the conditions for the benefit of the Company are satisfied or reasonably capable of being satisfied and the transaction is not completed prior to June 30, 2019. The agreement may also be terminated by either party if the transaction is not completed by July 31, 2019.

On June 28, 2019, the Company entered into an amendment agreement with Westwater whereby the parties agreed to paying an additional deposit of US$1 million and extending the closing date of the agreement to August 30, 2019. The Company paid the additional deposit of $1.3 million (US$1 million) on June 28, 2019.

On August 30, 2019, the Company satisfied the terms of the asset purchase agreement with Westwater by making a final payment of $1.6 million (US$1.25 million).

Reno Creek Project

On April 24, 2019, the Company entered into a royalty purchase agreement with Pacific Road Resources Reno Creek Cayco 1 Ltd., Pacific Road Resources Reno Creek Cayco 2 Ltd, Pacific Road Resources Reno Creek Cayco 3 Ltd, Pacific Road Resources Reno Creek Cayco 4 Ltd and Reno Creek Unit Trust (collectively referred to as “Pacific Road”). Pursuant to the terms of the agreement, the Company has agreed to acquire a 0.5% net profit interest royalty on the Reno Creek property for a total consideration of $0.3 million (US$0.2 million), payable in cash on closing of the acquisition. The Reno Creek property is wholly owned by UEC.

On September 10, 2019, the Company entered into an amendment agreement with Pacific Road whereby the parties agreed to extending the termination date of the transaction to December 31, 2019.

Roughrider Project

On April 26, 2019, as amended and restated on October 4, 2019, the Company entered into royalty purchase agreement with the holders of the royalty on the Roughrider property (the “Vendors”). Pursuant to the terms of the agreement, the Company has agreed to acquire up to 1.97% net smelter return royalty for a total consideration of up to $5,910,300, of which 50% is payable in cash and 50% is payable by the issuance of units of the Company (the “Units”), with each unit comprised of one common share and one common share purchase warrant of the Company, at a price per Unit equal to the price (the “Offering Price) offered in the initial public offering of the Units (the “IPO”). The agreement may be terminated by the Company if the IPO is not completed by December 31, 2019, or by the representative of the Vendors if the transaction is not completed on or before December 31, 2019.

B-11

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5.	Other Payable

On July 3, 2018, the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”). The Lenders agreed to make a non-revolving secured credit facility in a total amount of $23.1 million (US$17.5 million) (the “Credit Facility”) to the Company. The Credit Facility bears interest at a rate equal to 10% plus the greater of 3-month USD LIBOR and 1.5% per annum. The Company is required to prepay interest of 3% of the loan principal (“Additional Pre-Paid Interest”). Such Additional Pre-Paid Interest is in addition to and not credited against any other interest payable under the Credit Facility. Further, the Company will make an incentive payment of US$500,000 (the “Incentive Payment”) within one business day following the date the IPO is completed. The Incentive Payment will be satisfied by the issuance of one common share and one common share purchase warrant (the “Incentive Units”), with each warrant entitling the holder to acquire one common share of the Company at an exercise price of 115% of the Offering Price. The number of Incentive Units issuable to Lenders shall be calculated based upon (i) value per common share equal to the Offering Price less a discount of 10% (the “Discount”) and (ii) value per warrant determined using the Black-Scholes Model with a volatility of 30%, the 5-year U.S. Treasury risk-free interest rate, a duration of 1,825 days, and shall be rounded up or down to the nearest 100,000 Incentive Units. The Credit Facility was secured by a security interest over all of the Company’s property including the pledge of Yellow Cake’s ordinary shares.

In the event the Company issues any equity instruments or convertible instruments for cash, the Company shall prepay in an amount equal to 75% of cash proceeds from the issuance of such instruments, plus all accrued and unpaid interest that the Company would have been required to pay on the principal from the date of prepayment to the maturity date on December 31, 2018. In addition, the Company may voluntarily prepay the outstanding balance of the Credit Facility, including the principal plus all accrued and unpaid interest, fees and other costs owed under the Credit Facility, in whole or in part. The Company shall also make a payment equal to the amount of interest that the Company would have been required to pay on the principal being prepaid during the period commencing on the date of such prepayment to the maturity date on December 31, 2018 had such prepayment not been made.

On December 31, 2018, the Company repaid the Credit Facility in full, except that the Company has continuing obligations to make the Incentive Payment. The Incentive Payment will be subject to the same terms and conditions in the Credit Agreement, except for the amendment of the Discount to 15% and the extension of the date of the IPO to April 30, 2019. All security interests held by the Lenders were released and discharged on December 31, 2018.

On April 30, 2019, the Company entered into an amendment agreement with the Lenders, of which IPO is defined as an initial public offering of the Company’s common shares with a concurrent listing on the TSX Venture Exchange or other Canadian stock exchange (collectively referred to as the “Exchange”), or a transaction which provides holders of common shares of the Company with liquidity comparable to that of an initial public offering of common shares with a concurrent listing on the Exchange, including a reverse take-over, merger, arrangement, take-over bid, insider bid, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or similar transaction or other combination with a public corporation. Further, the date of the IPO is extended to August 30, 2019.

As at July 31, 2019, Incentive Payment of $ 659,550 (April 30, 2019: $669,400) is recorded as other payable on the consolidated statements of financial position.

On August 30, 2019, the Company entered into an amendment agreement with the Lenders, of which the date of the IPO is extended to December 31, 2019.

B-12

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5.	Other Payable (continued)

The following outlines the movement of the Credit Facility during the three months ended July 31, 2019 and the year ended April 30, 2019:

6.	Loan Payable

On December 31, 2018, as amended on January 10, 2019, the Company entered into a Margin Loan Agreement (the “Loan Agreement”) with a bank for a margin loan of $15 million (US$11,002,000) (the “Margin Loan”). The proceeds of the Margin Loan were used by the Company to repay the Credit Facility and the excess amount of the Margin Loan, after costs and expenses, had been remitted to the Company for general corporate purposes. The maturity date under the Loan Agreement is the earlier of: (i) April 30, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. The Margin Loan bears an interest at a rate of 3-month USD LIBOR plus 5% per annum. The Margin Loan is subject to customary margin requirements, with margin calls being triggered in the event that the loan-to-value ratio is at or above 57.5%. The Company granted to the bank a first priority security interest in the Yellow Cake ordinary shares, which had been deposited in a collateral account with a custodian, and on any cash or Government Debt credited to the collateral account. The Company agreed to pay a one-time facility fee equal to 1.5% of the Margin Loan. The Company may voluntarily pre-pay the outstanding amount under the Margin Loan, subject to the payment of a fee equal to the aggregate of interest breakage costs and funding breakage costs as defined in the Loan Agreement.

On April 25, 2019, the Company entered into a Second Amendment to the Margin Loan Agreement, of which the maturity date of the Margin Loan is amended to the earlier of: (i) June 28, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. On April 25, 2019, the Company made a partial principal repayment of the Margin Loan in the amount of $0.9 million (US$0.7 million) and paid an amendment fee in the amount of $0.1 million (US$0.1 million) to the bank.

B-13

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Loan Payable (continued)

On June 28, 2019, the Company entered into a Third Amendment to the Margin Loan Agreement, of which the maturity date of the Margin Loan is amended to the earlier of: (i) December 30, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. On June 28, 2019, the Company made a partial principal repayment of the Margin Loan in the amount of $0.5 million (US$0.4 million) and paid an amendment fee in the amount of $0.2 million (US$0.1 million) to the bank.

During the three months ended July 31, 2019, as a result of executing the Third Amendment to the Margin Loan Agreement, the Company recorded a gain on modification of loan payable in the amount of $346,676 (2019: $Nil).

The following outlines the movement of the Margin Loan during the three months ended July 31, 2019 and the year ended April 30, 2019:

Subsequent to July 31, 2019, the Company made partial repayments of the Margin Loan in an aggregate of $0.5 million (US$0.4 million).

B-14

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

7.	Issued Capital

7.1	Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value. The following outlines the movements of the Company’s issued capital:

The Company issued one common share at $0.10 per share upon incorporation on April 21, 2017. Such common share was cancelled on October 2, 2018.

Common shares subject to escrow agreements are set out as follows:

The common shares issued pursuant to the subscription agreements at $0.10 per share will be held under an escrow agreement and will only be released from escrow as follows:

a)	one-third (1/3) 24 months after the Listing Date,
b)	one-third (1/3) 30 months after the Listing Date, and
c)	one-third (1/3) 36 months after the Listing Date.

B-15

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

7.	Issued Capital (continued)

7.1	Common Shares (continued)

The common shares issued pursuant to the subscription agreements at $0.25 per share will be held under an escrow agreement and will only be released from escrow as follows:

a) one-third (1/3) 6 months after the Listing Date,

b) one-third (1/3) 12 months after the Listing Date, and

c) one-third (1/3) 18 months after the Listing Date.

The common shares issued pursuant to the subscription agreements at $0.50 per share and at $1.00 per share will be held under an escrow agreement and will only be released from escrow 6 months after the Listing Date.

The common shares issued to acquire royalties and royalty options are subject to escrow provisions as described in Note 4.

7.2	Warrant Reserves

On March 18, 2019, the Company completed a private placement of 1,349,503 special warrants of the Company for gross proceeds of $2,024,255, at a price of $1.50 per special warrant. Each special warrant entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in each of the provinces and territories of Canada in which the holders of special warrants reside or the Company becomes a reporting issuer pursuant to a going public transaction (as defined in the subscription agreement); and (ii) four months and a day after the closing of the private placement.

On June 26, 2019, the Company issued 500,000 special warrants of the Company to Mega for gross proceeds of $750,000, at a price of $1.50 per special warrant. Each special warrant entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in each of the provinces and territories of Canada in which the holders of special warrants reside or the Company becomes a reporting issuer pursuant to a going public transaction (as defined in the subscription agreement); and (ii) four months and a day after June 26, 2019.

On June 26, 2019, the Company issued 1,354,167 Option SW to Mega upon exercising the Langer Heinrich Option (Note 4).

On July 19, 2019, the Company issued 1,349,503 common shares as a result of the deemed exercise of the special warrants issued on March 18, 2019.

B-16

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

7.2	Warrant Reserves (continued)

The following outlines the movements of the Company’s special warrants:

On October 28, 2019, the Company issued 1,854,167 common shares as a result of the deemed exercise of the special warrants issued on June 26, 2019 and the Option SW.

8.	Capital Risk Management

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalties and royalty options, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At July 31, 2019, the Company’s capital structure consists of the equity of the Company (Note 7). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

9.	Financial Instruments

The Company’s financial assets include cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, other payable and loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Financial Instruments (continued)

July 31, 2019	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash	297,555	-	-	297,555
Short-term investments	25,841,935	-	-	25,841,935
Financial Liabilities
Other payable	-	659,550	-	659,550
Loan payable	-	12,723,302	-	12,723,302

April 30, 2019	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash	2,230,690	-	-	2,230,690
Short-term investments	28,508,793	-	-	28,508,793
Financial Liabilities
Other payable	-	669,400	-	669,400
Loan payable	-	13,742,443	-	13,742,443

9.1	Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

9.2	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

9.3	Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company’s ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2019. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company’s working capital as at July 31, 2019 was $12,338,648. The Company’s accounts payable and accrued liabilities, other payable, and loan payable are expected to be realized or settled, respectively, within a one-year period.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Financial Instruments (continued)

9.4	Commodity price risk

The Company’s profitability is dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

9.5	Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash as well as on its loan payable. The interest rate risk on the Company’s cash balances is minimal. The Company’s Margin Loan bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact to the net loss for the three months ended July 31, 2019.

9.6	Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in British Pounds, and other payable and loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against British Pound on the short-term investments by 10% at July 31, 2019 would have an impact, net of tax, of approximately $2,235,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollar on the other payable by 10% would have an impact of approximately $57,000 on net loss for the three months ended July 31, 2019. The impact of a Canadian dollar change against the U.S. dollar on the Margin Loan by 10% would have an impact of approximately $1,101,000 on net loss for three months ended July 31, 2019.

9.7       Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at July 31, 2019, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,235,000 on other comprehensive income.

10.	Related Party Transactions

10.1	Related Party Transactions

During the three months ended July 31, 2019 and 2018, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

10.	Related Party Transactions (continued)

10.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three months ended July 31, 2019 and 2018, comprised of:

(1)	Management fee of $117,532 (2019: $39,375) for the three months ended July 31, 2019 represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019. The amount payable to a company controlled by Philip Williams of $66,500 (April 30, 2019: $65,375) is included in the accounts payable and accrued liabilities as at July 31, 2019.

(2)	Management fee of $52,691 (2019: $Nil) for the three months ended July 31, 2019 represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer. The amount payable to a company controlled by Josephine Man of $7,500 (April 30, 2019: $Nil) is included in the accounts payable and accrued liabilities as at July 31, 2019.

(3)	Chair fee of $39,948 (2019: $Nil) for the three months ended July 31, 2019 was charged by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

11.	Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is located in the United Kingdom, and the Royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

12.	Commitments

The Company has no material commitments other than those disclosed in Note 4, Note 5 and Note 13.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

13.	Subsequent Events

In addition to Note 4, Note 5, Note 6 and Note 7.2, the Company entered into the following transactions subsequent to July 31, 2019.

13.1	Private Placement of Special Warrants

On August 26, 2019 and October 10, 2019, the Company issued 1,333,334 and 400,000 special warrants of the Company to a fund affiliated to a former director of the Company for gross proceeds of $2,000,001 and $600,000, respectively, at a price of $1.50 per special warrant. Each special warrant entitles the holder to acquire, on deemed exercise or exercise, units of the Company pursuant to the mechanism as detailed in (a) or (b) below, without payment of any additional consideration. Each unit is comprised of one common share of the Company and one common share purchase warrant entitling the holder to acquire an additional common share of the Company for a period of five years after the date of issuance thereof as follows:

(a)	upon completion of an initial public offering of the Company’s securities in Canada, each special warrant will be deemed exercised into units offered under such initial public offering, consisting of one common share of the Company and one common share purchase warrant of the Company, with each such warrant on the same terms as the warrants qualified for distribution under the prospectus related to such initial public offering. The number of units will be determined by dividing the subscription price for the special warrants by the offering price per unit under the initial public offering; or

(b)	at any time prior to a deemed exercise above for a period of six months following the date of issuance, the holder may exercise each special warrant, for no additional consideration, into one common share of the Company and one common share purchase warrant with an exercise price of $2.00 per share.

The Company has granted to each purchaser of a special warrant a contractual right of rescission of the prospectus-exempt transaction under which the special warrant was initially acquired. The contractual right of rescission provides that, if such holder who acquires a special warrant unit on exercise of the special warrant as provided for in the prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because the prospectus or an amendment to the prospectus containing a misrepresentation, then: (a) the holder is entitled to rescission of both the holder’s exercise of its special warrant and its purchase of special warrants; (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Company for the acquisition of the special warrant; and (c) if the holder is a permitted assignee of the interest of the original special warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

13.2	Michelin Project

On September 30, 2019, the Company entered into a royalty purchase agreement with Altius Minerals Corporation and Altius Royalty Corp. Pursuant to the terms of the agreement, the Company has agreed to acquire a 2% gross revenues royalty on the Michelin property for a total consideration of $4,250,000, which is payable by the issuance of Units of the Company at a price per Unit equal to the Offering Price. The agreement may be terminated by the parties thereto if the transaction is not completed on or before December 31, 2019.

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

13.3	Long Term Incentive Plan

The Company has adopted the long term incentive plan (the “LTIP”), subject to the completion of the IPO. The LTIP provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards is equal to 15% of the common shares issued and outstanding upon completion of the IPO and the closing of the acquisition of the Roughrider and Michelin royalties.

So long as it may be required by the rules and policies of the TSX Venture Exchange: (a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

The LTIP provides that the Board may, from time to time, in its discretion, grant awards under the LTIP to directors, key employees and consultants. The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the TSX Venture Exchange, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the TSX Venture Exchange: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one-non executive director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.

13.4	Consulting Agreement

On October 8, 2019, the Company entered into a consulting agreement with a company controlled by Philip Williams, of which the Company agrees to pay a monthly consulting fee of $25,000 and grant stock options to purchase 50,000 common shares after the Company’s common shares are listed and trading on a Canadian stock exchange. The agreement will be automatically terminated on April 9, 2020 (Note 10.2).

13.5	Agency Agreement

On November 22, 2019, the Company entered into an agency agreement with a group of agents (collectively the “Agents”) in respect of a proposed IPO of a minimum of 13,340,000 and a maximum of 20,000,000 Units of the Company at a price of $1.50 per Unit for gross proceeds of up to $30,000,000. The Company has agreed to pay the Agents a cash agent fee equal to 6% of the gross proceeds received by the Company under the IPO, excluding proceeds from the purchasers designated by the Company (the “President’s List”), for which the Company has agreed to pay a cash fee equal to 2% of such proceeds. The Company has granted the Agents the over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part any time until 30 days following the closing date of the IPO to, purchase up to an additional 5% of the common shares and/or up to 5% of the common share purchase warrants issued pursuant to the IPO to cover over-allotments, if any. The Company has also agreed to reimburse the Agents for certain fees and disbursements.

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APPENDIX “C”

AUDIT COMMITTEE CHARTER

1.	PURPOSE

1.1.	The audit committee of the Company (the “Committee”) is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee’s role is to:

(a)	support the board of directors of the Company (the “Board”) in meeting its responsibilities to shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and

(d)	increase the credibility and objectivity of the Company’s financial reports and public disclosure.

1.2.	The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee’s responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

2.	COMPOSITION

2.1.	The Committee will consist of at least three members, the majority of whom are neither officers nor employees or control persons of the Company nor any of its associates or affiliates in accordance with Policy 3.1 of the TSX Venture Exchange Corporate Finance Manual and who meet the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time.

2.2.	The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this Committee Charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	approve interim financial statements and interim management’s discussion and analyses on behalf of the Board.

3.2.	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.

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4.	DUTIES AND RESPONSIBILITIES

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)	to pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Company or its subsidiary entities;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company’s financial and auditing personnel;

(iv)	co-operation received from the Company’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors;

(e)	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

4.3.	The duties and responsibilities of the Committee as they relate to the Company’s internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management’s response thereto.

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4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to shareholders;

(ii)	the annual information form;

(iii)	annual and interim management’s discussion and analyses;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

(d)	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company’s consolidated financial statements;

(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(j)	establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(k)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

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(l)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(m)	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders; and

(n)	evaluate, annually, the adequacy of this Committee Charter and recommend any proposed changes to the Board.

5.	MEETINGS

5.1.	The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.	The Committee will meet separately with the president of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.

5.7.	The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.8.	The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board’s meeting at which those recommendations are presented.

7.	MINUTES

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

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APPENDIX “D”

TECHNICAL DISCLOSURE

Roughrider Technical Report

The information set out below is based on the Roughrider Technical Report, a copy of which is available under the Company’s profile at www.sedar.com.

In preparing the Roughrider Technical Report and the disclosure regarding the Roughrider Project in this Prospectus, including this Appendix D, the Company is relying on an exemption from completing certain items under Form 43-101F1, available under Part 9 of NI 43-101, as the Company has requested but was denied access to the necessary data from Rio Tinto and is not able to obtain the necessary information from the public domain. This exemption arises pursuant to Section 9.2(1) of NI 43-101, and exempts the Company and the authors of the Roughrider Technical Report from the requirements to perform an onsite visit of the Roughrider Project, and to complete those items in a technical report that require data verification, inspection of documents, or personal inspection of the property.

The information contained in the Roughrider Technical Report regarding the Roughrider Project is primarily extracted from the Historic Roughrider Technical Report and certain other publicly available sources as identified therein. The author of the Roughrider Technical Report did not conduct a visit to the Roughrider Project specifically for the Roughrider Technical Report, did not sample and assay portions of the deposit and did not review specific items prescribed by NI 43-101, as set forth herein.

Project Description, Location and Access

The Roughrider Project is located in the eastern Athabasca Basin of Northern Saskatchewan in Canada, approximately seven kilometres north of Points North, approximately 440 kilometres north of La Ronge and approximately 700 kilometres north of Saskatoon at the terminus of Provincial Road 905. The project lies within the uranium-rich Athabasca Basin uranium province, which contains several operating uranium mines and other significant deposits in various stages of development.

The Roughrider Project is comprised of one mineral lease (ML-5547) covering an area of approximately 597 hectares. The current lease shares boarders with claims held by the Waterbury Lake Uranium Corporation to the north and south, Isoenergy Ltd. to the east, and to the west a joint venture between Orano, Denison Mines Inc and OURD (Canada) Co., Ltd. The Dawn Lake uranium deposits are located approximately six kilometres east of the Roughrider Uranium Deposit.

The property can be accessed either by helicopter, fixed wing aircraft or by road from Points North Landing. Points North Landing is accessed from La Ronge via provincial Highway 102 to South End and then Provincial Road 905. A 7.5 km trail, generally only accessible by 4x4 vehicles, existed between the site and Provincial Road 905. A 2013 Advanced Exploration Technical Proposal completed by Rio Tinto Canada Uranium Corporation (“RTCU”) proposed upgrading of this trail to accommodate other vehicles. The closest electrical grid was indicated to be at Points North. Points North, as well as other local communities, are potential sources of labour in addition to personnel on a fly-in, fly-out rotation from distant communities (Uranium city, Saskatoon, Prince Albert, Regina and elsewhere). There are currently twice daily flights from Saskatoon, twice from Prince Albert, and once from La Ronge to Points North.

The McClean Lake Mill complex (A Joint Venture between Orano (70%), Denison Mines (22.5%) and OURD Canada (7.5%)) is situated 11 km east of the project. It is a large uranium processing facility that is currently licenced to operate till 2027.

History and Exploration

After the discovery of the Rabbit Lake uranium deposit in 1968 by Gulf Minerals Ltd, Numac Oil and Gas (“Numac”) held the large Permit Number Eight containing the Midwest Lake and Dawn Lake areas. Between 1969 and 1972 airborne radiometric surveys, lake sediment sampling, and prospecting were conducted for uranium and radon. Numac, along with partners Bow Valley Industries and Esso Minerals, focus at the time was directed in the Midwest Lake area, which is adjacent to Rio Tinto’s current lease ML-5547.

The Dawn Lake project, located approximately six kilometers southeast of ML-5547, was initiated in 1976 by Asamera Oil Corporation (“Asamera”). Asamera’s work on the Esso North claim included INPUT-electromagnetic (“EM”) and aeromagnetic surveys, and very low frequency (VLF)-EM, magnetic and radiometric surveys. A moderate strength east-west trending conductor the eastern area of the ESSO North claim was identified as well as weaker northeast trending VLF-EM conductors. The east west conductor is located near the western boundary of the current Roughrider Project. Twenty-one drill holes were completed on the project as part of this campaign.

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The Saskatchewan Mining and Development Corporation (“SMDC”) became the operator of the Dawn Lake Joint Venture In 1983. SMDC was a predecessor of Cameco. The Dawn Lake Joint Venture at the time included Cameco, Cogema Resources Inc (Now Orano Canada), Kepco Canada Ltd., and PNC Exploration Canada Ltd. SMDC conducted a Time Domain EM (“TEM”) geophysical survey in 1984 and drilled two holes targeting a weak TEM conductor, but no significant results were found. Exploration was halted until 1995, when an additional TEM survey was conducted and followed up with a single drill hole with no significant radioactivity. This hole is located within the Roughrider lease.

The Esso North Claim was part of the Dawn Lake project until its lapse in 2003. Mineral Claim S-107243 was acquired by Bullion Fund on January 30, 2004. Roughrider Uranium Corp purchased a ninety percent interest in the property from Bullion Fund on September 10, 2004, which retained a ten percent carried interest. Roughrider’s interest was transferred to Hathor on August 10, 2006 after it became a wholly owned subsidiary. On April 12, 2007 Bullion fund sold eight of their ten percent carried working interest to Terra, seven claims covering two projects (Midwest Northeast and South Russel), for a total of 56,360 acres. Included in this package was mineral claim S-107243. On March 24, 2008 Terra purchased the remaining two percent carried working interest from Bullion Fund, including mineral claim S-107243.

In February 2008, the Roughrider West Zone was discovered by Hathor and followed up by the Roughrider East Zone in September 2009. It was further delineated with drilling campaigns in the winter of 2009 and summer of 2010. The Roughrider Far East Zone was discovered during the winter drill program in 2011.

The Roughrider East Zone was defined by Hathor using approximately 88 diamond drill holes. It trends in a north-easterly direction with an approximate surface strike length of 120 m, a down-dip length of approximately 125 m, and is approximately 70 m across strike. Uranium mineralization occurs at a depth of approximately 250 m below surface and 30-50 m below the unconformity and has a vertical expression of up to 80 to 100 m.

On May 9, 2011 Hathor obtained all the outstanding shares of Terra, consolidating 100 percent ownership of the Midwest Northeast Project. On March 16, 2011 Hathor converted Claims S-107243, S-110759 and S-110760 to mineral leases ML-5544, ML-5545 and ML-5546 respectively.

SRK Consulting (Canada) Inc. completed the Historic Roughrider Technical Report. Included in the Historic Roughrider Technical Report are the Roughrider East and West Zones. The Far East zone was still being delineated at the time of the report.

The Company is treating the Historic Roughrider Technical Report and the mineral resource estimate therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. There are no other recent estimates or data available for the Roughrider Project as of the date of this Prospectus and a detailed study of the current technical data relating to the property, together with the preparation of an updated development plan is required to be conducted in order to update these historical estimates as current resource estimates. The Company is disclosing the Historic Roughrider Technical Report and the estimates contained therein for illustrative purposes, as the Company believes it provides readers with relevant information regarding the Roughrider Project. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate.

The Roughrider West Zone resource estimation was completed by Scott Wilson RPA authored by G. David Keller, P.Geo. (APGO#1235) with assistance from Dominic Chartier, P. Geo (APQ#874), both were “Independent qualified” persons for the purpose of NI 43-101 at the time of the Historic Roughrider Technical Report. A cut-off grade of 0.5% U3O8 was used and seven high-grade zones were identified. Low grade mineralization with grades below 0.5% U3O8 is present but was not modelled due to its discontinuous nature.

Mineralization boundaries were created as grade shell boundaries in LeapFrog software using a 0.05% U3O8 cut-off for low grade shells and 3% U3O8 for high grade shells. It was completed at a cut-off of 0.05 percent U3O8 for the West Zone and 0.4 percent U3O8 for the East Zone, a U3O8 price of US$80 per pound was assumed with a recovery of 98%.

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TABLE 1: HISTORIC SRK MINERAL RESOURCE TABLE (FROM KELLER ET. AL, 2011)

Specific gravity in the Roughrider East zone varies significantly based on the degree of alteration and total uranium mineralization. Assay and specific gravity data were composited to 0.5 m in both the East and West zone. The datasets contained insufficient sample support to allow the calculation of specific gravity from the relationship with U3O8. No capping was applied to either zone.

Spatial distributions were modelled using traditional and normal score variograms for both U3O8 and specific gravity in the West Zone. One high-grade sub zone and one low-grade sub zone were created. All other models included combined data from the low- and high-grade domains. The East Zone uses a single variogram model for U3O8 composites. Specific gravity and deleterious elements were not modelled.

Uranium grades were estimated with ordinary kriging, on composite data restricted by modelled domains. For the West Zone, three estimation runs were used. The search ellipse for the first run used ranges equal to the variogram model, the second run used ranges equal to twice the variogram model and the ellipsoid for the third run was three times the variogram model ranges. In the East Zone, three estimation runs were used, the first estimation used a search ellipsoid equal to the variogram modelled ranges, the second estimation pass used a search ellipse equal to twice the modelled variogram ranges, and the third estimation pass considered a search ellipse of four time the modelled variogram ranges. Specific gravity was estimated using the same parameters as U3O8 in the West Zone and using an inverse distance squared function in the East Zone. Areas of limited specific gravity data were assigned the average of the specific gravity based on each sub-zone dataset. Potentially deleterious elements such as arsenic, cobalt, copper, molybdenum, nickel and selenium were estimated with ordinary kriging using the same variogram models and parameters as U3O8.

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RTCU has completed additional work on the property after acquisition of Hathor and has not released drilling, methods or assay results publicly nor issued an updated NI 43-101 compliant resource estimate. The price of uranium has decreased significantly and the U.S. dollar to Canadian dollar exchange rate changed materially since historic resources were published and may affect the assumption of “reasonable prospect for economic extraction”. The actual mineral resource of the Roughrider deposit may be more than or less than the published historic estimate.

The mining method contemplated in historical studies was underground raisebore mining, as is utilized at Cameco’s McArthur River mine. This mining method allowed for remote mining operations and blending of ore to produce a mill feed of approximately 3.3% U3O8. It was assumed that the sandstones and unconformity, lying about 200 m below surface, are water bearing and could only be developed with grout or freeze cover. Although most of the mineralized zones are located in basement granites, they are close enough to the unconformity (0-30 m) that the impact of any potential water ingress from the overlying sandstones and unconformity was planned to be mitigated by establishing a freeze-wall that umbrellas the deposits. Ventilation raises may also be mined inside freeze walls.

In August 2011, Cameco Corporation launched an unsolicited bid to take over Hathor but was outbid by Rio Tinto in October after a short a bidding war. On November 30, 2011 Rio Tinto completed the purchase of 70.2 percent of shares in Hathor and increased their holding to 88 percent by December 31, 2011. Finally, Rio Tinto completed the purchase of Hathor on January 12, 2012 through an indirect wholly owned subsidiary and formed RTCU.

Subsequently, RTCU consolidated the three mining leases into Mining Lease 5547. Exploration continued in the winter of 2012 and four diamond drill holes were competed on exploration targets. In the summer of 2012, 32 diamond drill holes were completed, which included exploration holes and piezometer drill holes, as well as a soil sampling program and a ground gravity survey.

Updated drilling, engineering, mine design, geotechnical, assays, and other information has not been provided by RTCU and as such this summary can only comment on the various project parameters for the Roughrider project based on publicly available data and the Historic Roughrider Technical Report. Changes in style of mineralization, grades, mine design, and geotechnical parameters may have occurred with additional study.

Based on publicly available information, in July of 2013, RTCU completed a technical report for Advanced Exploration to obtain Ministerial Approval pursuant to the Saskatchewan Environmental Assessment Act (the “2013 Report”) to construct, operate and decommission an advanced exploration operation on the Roughrider mineral claims. Highlights of this proposal were to upgrade the road, develop an exploration shaft and underground drifts to facilitate exploration drilling as well as the required facilities to support the operation. It is unknown if any of this work was completed as proposed.

Based on publicly available information, RTCU outlined a stakeholder identification and consultation program in the 2013 Report. The following factors were taken into account in determining stakeholders:

●	Proximity to the project,
●	Historical connections to the lands in the project area,
●	Watershed flow directions and prevailing winds in and around the site,
●	Engagement expectations.
●	Based on these criteria, the following entities organizations were identified as the primary stakeholders:

○	Hatchet Lake Denesuline First Nation,
○	Black Lake Denesuline First Nation,
○	Fond du Lac Denesuline First Nation,
○	Barren Lands First Nation (Brochet),
○	Northlands Denesuline First Nation (Lac Brochet),
○	Southend/Kinoosao – Peter Ballantyne Cree Nation (PBCN),
○	Northern Region 1, Métis Nation of Saskatchewan,
○	Northern Settlement of Wollaston Lake,
○	Northern Settlement of Stony Rapids.

In addition to the above the Northern Saskatchewan Environmental Quality Committee (EQC) was also identified as a primary stakeholder. The EQC is a body composed of representatives from some 32 northern municipal and First Nation communities in northern Saskatchewan. Each member is nominated by the communities identified as “primary impact communities” for uranium mining operation in the region.

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According to Rio Tinto’s 2017 annual report, it re-evaluated the Roughrider Project and started to write-down the project. In 2017 they completed the impairment and announced an end to further expenditure at the Roughrider Project. There is currently no published plan or timeline to resume work on the project.

Geological Setting, Mineralization, and Deposit Types

The deposit lies within the uranium-rich Athabasca Basin which covers over 85,000 km2 in northern Saskatchewan and north-eastern Alberta. It is elongated along an east-west axis. The basin contains a relatively undeformed and unmetamorphosed sequence of Mesoproterozoic clastic rocks, the Athabasca Supergroup. These rocks lie unconformably on the deformed and metamorphosed rocks of the Churchill Province of the Archean Canadian Shield. The Province is divided into the Hearne (east) and Rae (west) Cratons.

The Hearne Craton beneath the eastern Athabasca Basin is comprised of variably reworked Archean basement, dominated by granitic domes and foliated to gneissic granitoid rocks with infolded outliers of Paleoproterozoic metasedimentary rocks. The structural and tectonic regime of the area has been influenced strongly by collisional tectonics between the Hearne and Superior Cratons during the early Proterozoic Trans-Hudson Orogen, which occurred approximately 1.9 to 1.77 billion years (“Ga”) ago.

The Wollaston Supergroup is divided into the Courtenay Lake-, Souter Lake-, Daly Lake and Geikie River Groups (Yeo and Delaney, 2007). While these are all present within the northeastern part of the Wollaston Domain, many of the Formations within these Groups are missing (ibid.). The majority of the remaining lithologies are metapelite, with minor volcanics, conglomerates and arkoses. Typically, metamorphic grades exhibited in the basement rocks on the eastern side of the Athabasca Basin range from Upper Amphibolite to Granulite facies.

The Roughrider deposit lies along the transition between the western Wollaston and eastern Mudjatik domains. This transition contains high proportions of pelitic, quartzose, and arkosic paragneiss that are isoclinally folded and interleaved with Archean orthogneiss and intruded by abundant pegmatite (Jefferson et. al., 2007). The stratigraphy of the Archean basement has not been differentiated. Most ages in the area range between 2650 Ma to 2500 Ma (ibid.). The older rocks are in turn unconformably overlain by the Mesoproterozoic Athabasca Supergroup.

The overlying Athabasca (Super-) Group in the project is represented by the Bird and Collins Formations of the Manitou Falls Group. These are comprised of upward fining conglomerate quartz arenite cycles (Bird Formation) and pebbly quartz arenites (Collins Formation).

The Roughrider deposit is an unconformity-associated deposit, characterized by pods, veins and semi-massive replacements, consisting mainly of pitchblende, at the basal unconformity contact between Proterozoic red-bed sediments of the Athabasca Supergroup (approximately 1.8 Ga to less than 1.55 Ga) and metamorphosed Archean and Mesoproterozoic basement rocks, primarily comprised of supracrustal gneiss with graphitic metapelite (ibid.). The majority of the ore lies in the basement rocks, placing it into the “ingress” style of unconformity-associated deposits (ibid.).

As of September 2011, the focus of the Roughrider Uranium deposit was three separate zones, Roughrider West, East and Far East Zones.

Mineralization is mono-metallic, occurs as stacked parallel lenses separated by intervals of barren or weakly mineralized (less than 0.5% U3O8) host rock and dipping with a moderate plunge to the north-east. It is highly variable in thickness and style, with high-grade mineralization predominantly medium to coarse grained semi-massive to massive pitchblende. The texture is primarily “worm-rock” and texturally complex redox controlled mineralization. Red to orange coloured iron oxides and yellow secondary uranium minerals, likely uranophane are also present as veinlets or filling voids within the primary mineralization. Low-grade mineralization occurs as either disseminated grains of pitchblende, fracture filling or veins of pitchblende.

Galena is present in the uranium mineralization in several habits and is presumed to have formed from the radioactive decay of uranium. Veinlets are up to five millimetres thick and can crosscut massive pitchblende or be found as anhedral masses or fine-grained sub-millimeter disseminated flecks throughout mineralized drill core. Copper is present, locally in concentrations greater than two percent with a maximum of 17 percent and on a zone-scale less of than one percent. It occurs as both thin veinlets and disseminated grains of chalcopyrite and various copper sulphides.

The Roughrider West Zone was discovered in February 2008, defined by hydrothermal clay alteration and uranium mineralization intersected in drill hole MWNE-08-12 of 5.29 percent U3O8 over 11.9 metres. It has been intersected along a northeast-southwest strike length of approximately 200 m with an across strike length of 100 m. Mineralization occurs at depths between 190 m and 290 m below surface and is confined to an east west trending corridor of deformation dipping to the north. Historically, the West Zone is modelled as a number of high-grade lenses of mineralization greater than 3% U3O8 encased within an envelope of lower grade mineralization defined by a 0.05% U3O8 cut-off. Mineralization plunges moderately to the north or northwest with sharp contacts between mineral lenses.

The Roughrider East Zone was discovered in September 2009 with the best historic intersection of 7.75 percent U3O8 over 63.5 m. Mineralization is located within the same east west deformation corridor as the Roughrider West and Far East Zone and is restricted to the basement rocks of both the Wollaston Group and Hudsonian igneous rocks extending up into the “Hanging Wall Wedge” and bound at depth by the Midwest dome. It trends north-easterly approximately 120 m long, 70 m across strike with a down dip length of approximately 125 m. Uranium mineralization occurs at approximately 250 m below surface, 30 m to 50 m below the unconformity, and has a vertical extent of between 80 m and 100 m. The East Zone is historically modelled as stacked parallel lenses with a cut-off of 0.4% U3O8 dipping and plunging to the northeast. Abundant low-grade mineralization is present outside of the modelled stacked lenses.

Roughrider Far East Zone was discovered in February 2011 with mineralization intersected in 15 of 17 holes drilled. The highest-grade intersection of 3.26 percent U3O8 over 42.8 metres is from drill hole MWNE-11-698.

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APPENDIX “E”

INVESTMENT POLICY

See attached.

E-1

INVESTMENT POLICY

(October 8, 2019)

1. INTRODUCTION

Uranium Royalty Corp. (the “Company”) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. This Investment Policy (this “Policy”) summarizes the investment mandate of the Company.

2. INVESTMENT OBJECTIVES

The Company’s investment objectives are to seek an above average return on investment, primarily in the uranium industry, through the acquisition of, inter alia, royalties, streams, debt and equity investments and the holding of physical uranium, and to use investment income to fund other investment opportunities with attractive risk-to-reward profiles. This will be accomplished by using the Company’s internal expertise to source, evaluate and execute a variety of investments.

The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest any profits towards furthering the growth and development of the Company’s portfolio.

3. INVESTMENT STRATEGY

In order to achieve its investment objectives, the Company expects to use its internal expertise to source, evaluate and execute investments, primarily in the uranium industry. The Company’s strategy is to adopt a flexible approach to its investments, including, without limitation, as demonstrated in the Company’s investment strategy set out in the table below.

Investment Sector	The Company’s focus will be on the uranium industry. The Company may invest outside the uranium industry as the circumstances may warrant.
Investment Types

The Company will invest opportunistically in royalties; streams; debt, equity and derivatives of private and public entities; the holding of physical uranium; and any other investment structures or instruments that could be acquired or created, as approved by its board of directors.

The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, including where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests.

Subject to applicable laws and regulatory requirements, the Company may also, from time to time, seek to utilize its capital to repurchase shares of the Company.

The Company may, from time to time, use borrowed funds to acquire interests or to fund working capital requirements.

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Jurisdictions	Geographically diversified investments worldwide.
Investment Size	Unlimited, which may result in the Company holding a control position in a target corporation and/or having its assets concentrated in a small number of investments.
Investment Targets

Direct project investments, including through indirect and/or direct equity in a project.

Investments in public or private corporations, partnerships, joint ventures or other legal entities that own, or propose to own, uranium assets or derivatives of uranium assets.

Acquisitions of uranium based products.

Investment Diligence

The Company will review each potential investment opportunity with such technical experts with specific experience in the uranium industry, as determined by it, in light of the applicable circumstances.

Investment Oversight	The Company will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.
Timeline

The Company’s objective, generally, is to hold investments for long periods of time. However, circumstances may cause the Company to reconsider its investment time horizon, generally or in respect of a specific investment. In addition, certain investments will be short term in nature.

Liquidity

From time to time, the Company will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion, however, certain types of investments, such as royalties and streams, are not traded on any exchange or liquid market and may have limited or no liquidity depending on market conditions

4. COMPOSITION OF INVESTMENT PORTFOLIO

The nature and timing of the Company’s investments will depend, in part, on the investment opportunities identified and available to the Company.

The composition of the Company’s portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

E-3

Certificate of the CoMPANY

Dated: November 22, 2019

This Prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the provinces and territories of Canada (other than Québec).

/s/ “Scott Melbye”	/s/ “Josephine Man”
Scott Melbye	Josephine Man
Chief Executive Officer and President	Chief Financial Officer

On Behalf of the Board

/s/ “Amir Adnani”	/s/ “David Neuburger”
Amir Adnani	David Neuburger
Director	Director

Certificate of the canadian Agents

Dated: November 22, 2019

To the best of our knowledge, information and belief, this Prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of each of the provinces and territories of Canada (other than Québec).

HAYWOOD SECURITIES INC.	BMO NESBITT BURNS INC.	TD SECURITIES INC.

/s/ “Kevin Campbell”	/s/ “Haroon Chaudhry”	/s/ “Dorian Cochran”
Kevin Campbell Managing Director, Investment Banking	Haroon Chaudhry Vice President	Dorian Cochran Managing Director

SPROTT CAPITAL PARTNERS LP

/s/ “Tim Sorensen”
Tim Sorensen Director

CANACCORD GENUITY CORP.

/s/ “Tom Jakubowski”
Tom Jakubowski Managing Director